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CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 24, 2011

Registration No. 333-171534

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Zuoan Fashion Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	2320 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Rooms 213 to 215, Block 8
No. 1150 Luochuan Middle Road
Shanghai 200072, China
(86) 21-5653-5557
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Name of Agent for Service

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 604-1666

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300	David Roberts, Esq. O'Melveny & Myers LLP 37/F, Yin Tai Centre Office Tower No. 2 Jianguomenwai Avenue, Chaoyang District Beijing 100022, China (86) 10-6563-4200

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee

Ordinary shares, par value US$0.00025 per share(1)(2)	31,740,000	3.125	US$99,187,500	US$11,516

(1)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 (Registration No. 333-171669). Each American depositary share represents four ordinary shares.

(2)
Includes ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purposes of sales outside the United States. Also includes ordinary shares represented by American depositary shares that are issuable upon the exercise of the underwriters' over-allotment option to purchase additional shares.

(3)
Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated January 12, 2010

Zuoan Fashion Limited

6,900,000 American Depositary Shares

Representing 27,600,000 Ordinary Shares

This is an initial public offering of our American depositary shares, or ADSs. We are offering 6,900,000 ADSs. Each ADS represents four ordinary shares, par value $0.00025 per share. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We expect that the public offering price will be between $10.50 and $12.50 per ADS. Our ADSs have been approved for listing on the New York Stock Exchange, or NYSE, under the symbol "ZA."

Our business and an investment in our ADSs involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 1,035,000 ADSs from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                  , 2011.

Cowen and Company

RBC Capital Markets	Samsung Securities (Asia) Limited

Janney Montgomery Scott

                        , 2011

        You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission, or the SEC. We have not, and the selling shareholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling shareholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any related free writing prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

        This summary highlights selected information appearing elsewhere in this prospectus. This summary may not contain all of the information you should consider before investing in our ADSs. You should carefully read this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus, and the registration statement of which this prospectus is a part in their entirety before investing in our ADSs, especially the risks of investing in our ADSs, which we discuss under "Risk Factors." This prospectus contains statistical data extracted from two reports which we commissioned Frost & Sullivan, an independent market research firm, to prepare for the purpose of providing information on China's menswear market. The reports, publicly issued in March 2010 and in August 2010, are entitled "China Menswear Market Study, 2009" and "China Consumers' Environmental Protection Awareness Survey, 2010," respectively, and are referred to as the Frost & Sullivan Report and Frost & Sullivan Survey, respectively, in this prospectus. "We," "us," "our company," "our" and "Zuoan" refer to Zuoan Fashion Limited, a Cayman Islands company, and its predecessor entities and subsidiaries.

Overview

        We are a leading design-driven fashion casual menswear company in China. According to the Frost & Sullivan Report, sales of our "Zuoan" branded products ranked second in China's fashion casual menswear market, with a 5.4% market share, in terms of retail sales in 2009. Our products are designed in-house and sold under our Zuoan brand, which means "left bank" in Chinese, referring to the Left Bank district of Paris and embodying our design philosophy of "fashionable elegance." We offer a wide range of products, including men's casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.

        Our design team is led by Mr. James Jinshan Hong, or Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China's top designers with more than 15 years of industry experience. He was nominated one of the "Top Three Fashion Designers" by the China Fashion Association in November 2009 and one of "China's Top 10 Fashion Designers" by the China Fashion Association for two consecutive years in 2006 and 2007. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of "fashionable elegance," rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multi-channel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, internet, billboards, magazines and newspapers. We outsource the production of most of our products to selected contract manufacturers. For our most exclusive and fashion-forward products, we produce them in our own secure production facility in Jinjiang City, Fujian Province to retain maximum control over quality and prevent unauthorized disclosure of our new collection before its scheduled release.

        We sell our products through an extensive distribution network covering 27 of China's 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub-distributors. As of September 30, 2010, we appointed 10 distributors which, directly or through their sub-distributors, operated 1,044 retail stores across China. All of the retail stores are operated under our Zuoan brand and are required to sell only our products. As part of our expansion strategy, in April 2009, we started building up our direct stores in selected cities where we already have an established presence and believe that there is potential for additional growth. As of September 30, 2010, we had 31 direct stores in seven provinces and centrally administered municipalities in China.

        To further promote our brand and improve the performance of Zuoan retail stores, since early 2010 we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China. These flagship stores are significantly larger than most of our existing stores and sell the complete line of our collections. Our distributors have opened seven flagship stores in Henan, Jiangxi, Jilin and Liaoning Provinces. In line with our flagship store strategy, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores at prime commercial areas.

        Our business has grown rapidly in recent years. Our revenues increased from RMB434.5 million in 2007 to RMB598.3 million in 2008 and RMB693.1 million (US$103.6 million) in 2009, representing a CAGR of 26.3% from 2007 to 2009. Our profit after taxation increased from RMB91.4 million in 2007 to RMB132.7 million in 2008 and RMB153.9 million (US$23.0 million) in 2009, representing a CAGR of 29.8% from 2007 to 2009. For the nine months ended September 30, 2010, we achieved revenues of RMB613.9 million (US$91.8 million) and profit after taxation of RMB127.7 million (US$19.1 million) compared to revenues of RMB489.7 million and profit after taxation of RMB115.4 million for the nine months ended September 30, 2009.

Industry Background

        China is one of the largest and fastest-growing menswear markets in the world, driven primarily by a rapidly growing economy and increasing disposable income of consumers. According to the Frost & Sullivan Report, total retail sales of menswear in China increased from RMB147.2 billion in 2004 to RMB300.3 billion (US$44.9 billion) in 2009 and are estimated to reach RMB627.1 billion in 2014, representing a 10-year CAGR of 15.8%.

        Along with increased purchasing power, male consumers in China are becoming more conscious of and sensitive to the branding, design and quality of menswear. As a result, fashion casual menswear, a sub-sector of casual menswear, has become increasingly popular in China because it caters to consumers who desire variety and fashion that highlight an individual's personality while participating in recreational, social or leisure activities. According to the Frost & Sullivan Report, total retail sales of fashion casual menswear in China grew from RMB13.9 billion in 2004 to RMB36.8 billion (US$5.5 billion) in 2009. Frost & Sullivan estimates that total retail sales of fashion casual menswear will grow to RMB111.9 billion by 2014, representing a 10-year CAGR of 23.2%, and account for 40.7% of the casual menswear market in China.

        The fashion casual menswear market in China is relatively fragmented, with more than 500 fashion casual menswear providers, according to the Frost & Sullivan Report. Among them, only a small number of providers have in-house design capabilities that enable them to provide branded fashion casual menswear products and to retain leading market positions.

Our Competitive Strengths

        We believe that the following strengths differentiate us from our competitors:

  •
  Strong focus on design and product innovation;

  •
  Established and leading designer brand for fashion casual menswear in China;

  •
  Creative multi-channel brand marketing strategies;

  •
  Extensive and well-managed nationwide distribution network; and

  •
  Socially conscious corporate culture supported by experienced management team.

Our Strategies

        We intend to further strengthen our position as a leading fashion casual menswear brand in China by pursuing the following strategies:

  •
  Open additional retail and flagship stores across China;

  •
  Continue to raise the profile of our Zuoan brand through enhanced advertising and promotional activities;

  •
  Expand and build upon our design and product development capabilities; and

  •
  Expand and diversify our product offerings.

Summary of Risk Factors

        Investing in our ADSs involves a high degree of risk. You should consider carefully the risks and uncertainties summarized below, the risks described under "Risk Factors," beginning on page 9, and the other information contained in this prospectus before you decide whether to purchase our ADSs.

  •
  Our dependence on our Zuoan brand and our ability to promote our brand based on consumer preference or demand;

  •
  Our reliance on a small number of distributors for the sale of our products and independent third-party contract manufacturers for the production of a significant portion of our products;

  •
  Our control over the ultimate retail sales by our distributors and exposure to the credit risks of our distributors;

  •
  Competition in the fashion casual menswear industry;

  •
  Our compliance with a complex set of laws, rules and regulations governing our business in China; and

  •
  Our ability to manage our growth effectively and efficiently.

Corporate Structure and History

        We commenced our garment manufacturing operations in June 1999. Our Zuoan trademark was originally registered in 2001 by Fujian Aidu Industry and Trading Co., Ltd., a company wholly owned by the family of Mr. James Hong, our founder. In April 2002, Zuoan Dress Co., Ltd., Shishi, or Shishi Zuoan, was incorporated and commenced operations as a foreign-invested enterprise. The then sole shareholder of Shishi Zuoan was Ms. Siu Fong Or, wife of Mr. James Hong and a Hong Kong resident. Shishi Zuoan subsequently migrated to our current business as a designer and seller of fashion casual menswear.

        In February 2008, we set up a holding company structure by establishing Fast Boost Holdings Limited, or Fast Boost, in the British Virgin Islands. Fast Boost established a wholly owned subsidiary, Champion Goal Holdings Limited, or Champion Goal, in July 2008 in Hong Kong. Champion Goal then acquired all the equity interests in Shishi Zuoan in September 2008.

        We incorporated Zuoan Fashion Limited, or Zuoan Cayman, in connection with this offering in August 2010. On October 5, 2010, Fast Boost became the wholly owned subsidiary of Zuoan Cayman through a share exchange through which Zuoan Cayman acquired all of the issued and outstanding shares of Fast Boost, and issued ordinary shares to the shareholders of Fast Boost. Upon completion of the share exchange, Zuoan Cayman became our ultimate holding company.

        In August 2010, Shishi Zuoan incorporated a wholly owned subsidiary, Shanghai Mingfu Fashion Limited, or Shanghai Mingfu, in Shanghai. After its incorporation, we relocated our headquarters and design and product development team to Shanghai.

        The following diagram illustrates our corporate structure, the place of formation and the ownership interests of our subsidiaries as of the date of this prospectus:

Corporate Information

        Our principal executive offices are located at Rooms 213 to 215, Block 8, No. 1150 Luochuan Middle Road, Shanghai, China. Our telephone number at this address is +86 21-5653-5557. Our registered office in the Cayman Islands is located at the offices of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

        Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.zuoancn.com. The information contained on our website does not constitute a part of this prospectus.

THE OFFERING

Total ADSs offered:
by us	6,900,000 ADSs
Total	6,900,000 ADSs
Price per ADS	We currently estimate that the initial public offering price will be between US$10.50 and US$12.50 per ADS.
Overallotment option	The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase an additional 1,035,000 ADSs to cover overallotments.
ADSs	Each ADS represents four ordinary shares. The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may surrender your ADSs to the depositary to be cancelled in exchange for ordinary shares. The depositary will charge you fees for any cancellation.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
ADSs outstanding immediately after this offering	6,900,000 ADSs (or 7,935,000 ADSs if the underwriters exercise the overallotment option in full).
Ordinary shares outstanding immediately after this offering	113,393,188 ordinary shares.
Use of proceeds	We intend to use the net proceeds we receive from this offering primarily for the following purposes:
• approximately 35% to open our directly operated flagship stores in China, with current plans to open 50 directly operated flagship stores by 2012;
• approximately 35% to support our distributors in opening new retail stores and renovating current Zuoan retail stores;

• approximately 17% to enhance our advertising and promotional activities and to strengthen our design and product development capabilities;
• approximately 12% to establish a logistics center in Shishi for the purpose of stocking our finished products; and
• the remaining amount to fund working capital and for other general corporate purposes.
See "Use of Proceeds" for more information.
We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.
Listing	Our ADSs have been approved for listing on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.
Proposed NYSE symbol	"ZA"
Depositary	Deutsche Bank Trust Company Americas
Lock-up
We, our directors and executive officers, and all of our existing shareholders have agreed with the underwriters for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities. See "Underwriting" for more information.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

        Unless otherwise indicated, the number of ordinary shares that will be outstanding immediately after this offering:

  •
  assumes the conversion of all outstanding amounts on the 2008 convertible loan and 2010 convertible loan into 5,793,188 ordinary shares immediately prior to the completion of this offering; and

  •
  assumes that the underwriters do not exercise their overallotment option to purchase additional ADSs.

 SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

        The summary consolidated statements of comprehensive income data and summary consolidated statements of cash flow data for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010 and the summary consolidated statements of financial position data as of December 31, 2007, 2008 and 2009 and September 30, 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of comprehensive income data and summary consolidated statements of cash flow data for the nine months ended September 30, 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB.

        Unless otherwise indicated, all historical share and per-share data contained in this prospectus has been restated to give retroactive effect to a 4,000-for-1 share split effected in December 2010.

        The results for the nine months ended September 30, 2010 may not be indicative of our results for the full year ending December 31, 2010. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Comprehensive Income Data:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB (unaudited)	RMB	US$
	(in thousands, except for per share and per ADS data)
Revenues	434,472	598,344	693,089	103,593	489,693	613,878	91,754
Cost of sales	(262,281)	(355,640)	(411,165)	(61,455)	(293,561)	(360,790)	(53,926)

Gross profit	172,191	242,704	281,924	42,138	196,132	253,088	37,828
Other income	381	1,783	898	134	381	606	91
Selling and distribution expenses	(32,954)	(49,666)	(53,373)	(7,977)	(28,012)	(44,217)	(6,609)
Administrative expenses	(12,700)	(18,572)	(22,176)	(3,315)	(13,631)	(27,885)	(4,168)
Finance costs	(230)	(360)	(1,018)	(152)	(690)	(6,063)	(906)

Profit before taxation	126,688	175,889	206,255	30,828	154,180	175,529	26,236
Income tax expense	(35,277)	(43,206)	(52,357)	(7,826)	(38,824)	(47,846)	(7,151)

Profit after taxation	91,411	132,683	153,898	23,002	115,356	127,683	19,084

Earnings per ordinary share
Basic and diluted	1.14	1.66	1.92	0.29	1.44	1.60	0.24
Earnings per ADS
Basic and diluted	4.57	6.63	7.69	1.15	5.77	6.38	0.95
Pro forma earnings per ordinary share, diluted (unaudited)			1.85	0.28	1.39	1.55	0.23

Consolidated Statements of Financial Position Data:

	As of December 31,				As of September 30,
	2007	2008	2009		2010
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Non-current assets
Property, plant and equipment	2,983	2,559	2,043	305	2,895	433
Deferred offering cost	—	—	—	—	4,362	652

Total non-current assets	2,983	2,559	2,043	305	7,257	1,085
Current assets
Inventories	50,554	8,319	17,409	2,602	25,876	3,868
Trade and other receivables	103,127	142,066	215,454	32,203	314,597	47,021
Prepayments	22,600	—	2,409	360	1,800	269
Fixed deposits—pledged	—	5,905	2,175	325	775	116
Cash and cash equivalents	23,642	70,625	141,569	21,160	238,483	35,645

Total current assets	199,923	226,915	379,016	56,650	581,531	86,919
Total assets	202,906	229,474	381,059	56,955	588,788	88,004
Total current liabilities	78,261	104,198	101,912	15,232	181,172	27,079

Net assets	124,645	125,276	279,147	41,723	407,616	60,925

Consolidated Statements of Cash Flow Data:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB (unaudited)	RMB	US$
	(in thousands)
Net cash generated from operating activities	53,245	174,782	41,272	6,169	2,731	46,426	6,939
Net cash generated from/(used in) investing activities	(391)	(284)	233	35	303	(718)	(107)
Net cash generated from/(used in) financing activities	(55,000)	(127,515)	29,439	4,400	31,265	51,206	7,654
Cash and cash equivalents at period end	23,642	70,625	141,569	21,160	104,924	238,483	35,645

Selected Operating Data:(1)

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2007	2008	2009	2009	2010
Revenues (in thousands of RMB)	434,472	598,344	693,089	489,693	613,878
Units sold (in thousands)	3,503	4,723	5,325	4,141	5,108
Average selling price (RMB per unit(2))	124	127	130	118	120
Cost of sales (in thousands of RMB)	262,281	355,640	411,165	293,561	360,790
Unit cost (RMB per unit)	75	75	77	71	71
Gross margin (%)	39.6	40.6	40.7	40.1	41.2

(1)
Units sold and average selling price as used in this prospectus represent the number of units and average selling price of items that we have sold to our distributors and sold to end-consumers in our direct stores, and do not include units sold at retail by our distributors or the average selling price of those units.

(2)
A "unit" as used in this prospectus refers to a single item of our products, which may be a coat, a jacket, a tie, a pair of shoes or socks, a pair of pants or any other menswear item. The average selling price for a given period represents revenues divided by the units sold for that period.

RISK FACTORS

        Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our ADSs. If any of the following risks actually occur, they may materially harm our business, financial condition, results of operations and prospects. In this event, the market price of our ADSs could decline, and you could lose some or all of your investment.

Risks Related to Our Business

  We are dependent on our Zuoan brand, and failure to successfully promote our brand may materially and adversely affect our business and results of operations.

        Brand image is a key factor in consumer purchasing decisions for menswear products. We are committed to building our Zuoan brand through the introduction of stylish and quality designs as well as through our promotional activities. We derive substantially all of our revenues from sales of our Zuoan products in China, and our success depends on market perception and acceptance of the Zuoan brand and the "fashionable elegance" culture, lifestyle and images associated with the brand. We have limited control over our distributors that we rely upon to sell our products, which may limit our ability to ensure a consistent brand image. See "—Risks Related to Our Business—We have limited control over the ultimate retail sales by our distributors, their sub-distributors and the retail stores which they operate and our business may be negatively affected if our distributors or their sub-distributors fail to comply with our retail policies and brand management." If we are unable to successfully promote and maintain our Zuoan brand, our business and results of operations may be materially and adversely affected. Any negative publicity or disputes in China regarding our Zuoan brand, our products, our company, our management, our sponsored organizations or individuals, or our distributors or sub-distributors could materially and adversely affect public perception of our Zuoan brand, which in turn could materially and adversely affect our business and results of operations.

  We may not be able to accurately predict or fulfill consumer preferences or demand.

        Our success largely depends on our ability to identify, anticipate and influence the fashion preferences of our consumers and deliver products in a timely manner to meet changing market demands. Our target market of consumers comprises urban males between the ages of 20 and 40 with moderate-to-high levels of disposable income. Our business is particularly sensitive to their fashion preferences, which cannot be predicted with certainty and are subject to rapid change. Sales of our products will be adversely affected if we fail to identify, anticipate and respond effectively to changing consumer preferences and fashion trends. If this occurs, we and our distributors and sub-distributors may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory. In a distressed economic and retail environment, many of our competitors may engage in aggressive promotional activities, making it all the more important to react appropriately to changing consumer preferences and fashion trends. Failure to do so could adversely affect the level of acceptance of our products, our brand image and our relationship with our distributors, and therefore have a material adverse effect on our financial condition or results of operations.

  We may not be successful in expanding our product offerings.

        As part of our strategy, we plan to expand our product offerings for each of our product lines. The development of new products requires us to allocate significant operational and financial resources. We cannot assure you that we will have the requisite resources and expertise to undertake such product development efforts. If our efforts are unsuccessful, our brand image could be damaged, and our financial condition and results of operations could be adversely affected.

  We rely on a small number of distributors for the sale of our products.

        We sell the substantial majority of our products in China through our distributors, who in turn sell our products to consumers through retail stores directly operated by them or by their sub-distributors. As of September 30, 2010, we had 31 direct stores as compared to 1,044 retail stores operated by our distributors and their sub-distributors. Sales to our top three distributors accounted for 50.1%, 48.2%, 46.8% and 45.6% of our revenues in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. Our distributors are not contractually obligated to purchase minimum quantities of our products or to work with us on an exclusive basis. Our dependence on distributors increases their bargaining power with us and the need for us to maintain good relationships with them. To the extent that any distributor ceases to cooperate with us for any reason and we are not able to find a suitable replacement in a timely manner, we may lose significant business. To the extent that our large distributors significantly reduce their purchases from us due to the deterioration of their financial position or other reasons, our sales would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to our distributors in the future, which may lower our operating profit. As we rely to a large extent on our distributors for the sale of our products, our future growth will also depend on the performance of our distributors and their ability to expand their business and sales networks. In addition, any consolidation, restructuring, reorganization or other ownership change in our distributors may have a material adverse effect on our sales.

        We generally enter into agreements with our distributors for a term of three years. There is no assurance that we will be able to renew our distribution agreements or renew such agreements on terms that are favorable to us. In addition, there is no assurance that one or more of our major distributors will not breach their distribution agreements or fail to comply with their obligations thereunder. In such event or events, our results of operations may be materially and adversely affected.

  We have limited control over our distributors, their sub-distributors and the retail stores that they operate, and our business may be negatively affected if our distributors or their sub-distributors fail to comply with our retail policies and brand management.

        We collaborate with our distributors and sub-distributors to implement our retail and brand management policies in the retail stores which they operate. See "Our Business—Our Zuoan Brand." As of September 30, 2010, 1,044 of a total of 1,075 Zuoan stores were operated by our distributors or their sub-distributors. We rely on agreements with our distributors to impose our retail policies on the stores operated by such distributors and their sub-distributors. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with our distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that our distributors need to comply with our brand management policies and pricing and store management guidelines. In addition, we do not have direct contractual relationships with the sub-distributors, and we rely on our distributors to oversee these sub-distributors. As a result, we have limited control over ultimate retail sales by our distributors, their sub-distributors and the retail stores that they operate. If our distributors or their sub-distributors fail to comply with our retail policies, we may not be able to effectively manage our sales network or maintain a uniform brand image, which may negatively impact how our brand is perceived by consumers. In addition, if our distributors fail to meet our retail targets either because they are unable to open a sufficient number of new retail stores or are otherwise unsuccessful in selling our products, our results of operations may be materially and adversely affected. Although we have the right to impose penalties, suspend supplies of our products, or replace any of our distributors for breach of retail policies, we may be unable to find replacement distributors in a timely manner. As a result, our business and results of operations may be materially and adversely affected.

  Our financial performance in a given period may not be fully indicative of the sales performance of our distributors and sub-distributors or the market reception of our products.

        We sell our products to our distributors upon their orders and recognize revenue upfront based on the contract amount regardless of the actual sales performance of the distributors. Consequently, our financial performance and results of operations may not be fully indicative of the sales performance of our distributors and sub-distributors or the market reception of our products. Although we obtain sales and operational data from our distributors from time to time, we cannot assure you that such data are accurate. In addition, we do not have an enterprise resource planning system, or ERP system, to receive real-time sales data from our distributors, sub-distributors and the retail stores operated by them. As a result, we may not be able to effectively monitor and control excess inventory buildup. See "Our Business—Sales—Our Distributors." Our distributors, their sub-distributors, and the retail stores which they operate may, for various reasons, experience difficulties in selling our products. Our distributor may close the retail store operated by a sub-distributor and repurchase the products if that retail store experiences extreme difficulties in selling our products. However, we cannot assure you that our distributors and their sub-distributors will not resort to liquidating their excess inventory through aggressive discounts in the future, thereby having an adverse effect on the value and reputation of our brand.

  We may be unable to effectively manage our network of retail and flagship stores.

        We have grown rapidly over recent years. The number of retail stores operated by our distributors or their sub-distributors increased from 843 as of December 31, 2007 to 861 as of December 31, 2008, to 978 as of December 31, 2009 and to 1,044 as of September 30, 2010. We intend to continue to expand our network of retail stores, and we rely to a large extent on our distributors and their sub-distributors for such expansion. Previously, we coordinated with our distributors to establish annual targets for the number of new retail stores, and our distributors have met such targets. However, there is no assurance that our distributors will meet our expansion targets in the future. We also intend to open new direct stores as flagship stores, which will place significant strain on our managerial, operational and financial resources. In addition, we may not be able to secure desirable locations for our flagship stores on economically viable terms. We plan to introduce a new generation layout and design for Zuoan retail stores and flagship stores, and we will need to bear the costs of such upgrades. In connection with our expansion plans, we may also need to establish information systems across our flagship store distribution network. We cannot assure you that our personnel, systems, procedures and controls will be adequate to implement our business plans or support our future growth. Additionally, we may not be able to obtain sufficient funds to finance our expansion plans. If our expansion efforts are unsuccessful or our management systems insufficient, our financial condition and results of operations could be materially and adversely affected.

  We are exposed to the credit risks of our distributors.

        We generally provide credit terms of up to 90 days to our distributors. As of September 30, 2010, we have not experienced any significant difficulty in collections or made any provision for bad or doubtful debts. However, our sales going forward may rely more heavily on credit, and we may be unable to collect these accounts receivable in full or at all. Failure by our distributors to pay us in a timely manner or at all could have a material adverse effect on our financial condition and results of operations.

  We operate in a highly competitive market.

        The PRC market for fashion casual menswear products is highly competitive. We compete with various domestic brands with similar business models and target markets. We also compete with a growing number of international brands trying to expand their market share in China to take advantage of rising consumer spending on fashion casual menswear. In addition, certain business formal menswear brands have been seeking to expand into fashion casual menswear market and if they are successful, it may intensify the competition in the fashion casual menswear market that we engage in.

        Our products compete on the basis of brand image, design and concept, product mix, quality, price, customer service and the breadth of our retail network. Some of our competitors may have greater financial, management, human resources, distribution, development, marketing or other resources or better brand recognition than we do. We face a variety of competitive challenges, including:

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  strong brand recognition of many of our competitors;

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  relatively low entry barriers to the menswear industry;

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  competitive pricing strategies of our competitors;

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  established relationships between our competitors and their distributors;

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  expansion by existing competitors;

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  innovative sales methods adopted by our competitors; and

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  better product designs from or better branding efforts of our competitors.

        We cannot assure you that we will be able to continue to successfully compete with other domestic or international brands. Failure to do so could have a material adverse effect on our business and results of operations.

  Our business is susceptible to seasonal fluctuations and extreme or unexpected weather conditions.

        Our business is affected by seasonal trends. Generally, the third and fourth quarters, during which our fall/winter collections are sold, account for a higher portion of our annual revenues than the first and second quarters because our fall/winter collections are generally priced higher than our spring/summer collections and consist of more types of products. The sales in our direct stores are also affected by local spending behavior, which are typically affected by seasonal shopping patterns during major Chinese holidays. As a result, comparisons of sales and operating results between different periods within a single fiscal year, or between different periods in different fiscal years, are not necessarily meaningful and cannot be relied on as indicators of our performance. In addition, since we operate largely on a seasonal cycle, if our raw material suppliers or contract manufacturers fail to deliver on a timely basis for any reason, sales for the season and our results of operations could be materially and adversely affected.

        Our business is also susceptible to extreme or unexpected changes in weather conditions. For example, extended periods of unusually warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with such unusual weather conditions. These extreme or unusual weather conditions could have a material adverse effect on our results of operations.

  We rely on independent third-party contract manufacturers for the production of a significant portion of our products and any material disruption to the supply of the products from such manufacturers would materially and adversely affect our results of operations.

        We outsource the production of a significant portion of our products to third-party contract manufacturers. Contract manufacturing costs represented 85.5%, 90.7%, 91.6% and 93.8% of our total cost of sales in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. In addition, most of our outsourced products are produced by a small number of contract manufacturers. In 2009 and the nine months ended September 30, 2010, contract manufacturing costs attributable to our top five contract manufacturers represented 37.5% and 44.2%, respectively, with contract manufacturing costs attributable to our largest contract manufacturer accounting for 10.1% and 12.7%, respectively, of our total cost of sales. As a result, our continued success is tied to our timely receipt of quality finished products from our contract manufacturers, especially our major contract manufacturers, which may be affected by various factors, including those beyond our control, such as production failures, labor strikes, riots, public disorders and other similar events. A contract manufacturer's failure to ship orders in a timely manner or meet our quality standards could negatively impact our ability to fulfill our sales orders and result in the cancellation of orders or price reductions, which in turn could damage our relationships with our distributors. We cannot assure you that we will not face material disruptions to the supply of products from our contract manufacturers in the future. In the event of such disruptions, especially disruptions with respect to our major contract manufacturers, we may not be able to find suitable alternative contract manufacturers on a timely basis or offset such disruptions by increasing production at our own production facilities. Our financial condition or results of operations may be adversely affected.

  Our results of operations may be adversely affected by an increase in the cost of raw materials or labor costs for our in-house production and outsourced contract manufacturing.

        We price our products based on each item's production costs and a targeted product margin, while also taking into account other important factors, such as the price ranges offered by comparable fashion casual menswear companies, our market position and consumer spending power. Cost of raw materials, such as fabrics and accessories, and labor costs constitute important components in the production costs for both our in-house production and outsourced contract manufacturing. We do not maintain long-term contracts with our raw material suppliers or contract manufacturers, and prices that we pay for such materials and outsourced products may increase due to increased raw material or labor costs as a result of greater industry demand or supply shortages. If we are unable to reduce the costs of our own or outsourced production, or pass on such increase in the cost of raw materials, labor or outsourced products to our customers, our profitability may be materially and adversely affected.

  Any significant damage to our sole production facility or our primary warehousing facility could have a material adverse effect on our results of operations.

        We have only one production facility located in Fujian, China. We produce our most exclusive and fashion-forward products at this facility in order to retain maximum control of quality and prevent unauthorized disclosure of our new collection before its scheduled release. In addition, we have only one primary warehousing facility located in Fujian, China, in which we store substantially all of our finished products procured from third-party contract manufacturers. Our ability to meet the market demands of, and our contractual obligations to, our distributors for our in-house produced or outsourced products depend on efficient, proper and uninterrupted operations at our production facility or warehousing facility. Power failures or disruptions, the breakdown, failure or substandard performance of equipment, and the destruction of buildings and other facilities due to fire or natural disasters such as hurricanes, severe winter storms, flood, droughts or earthquakes would severely affect our ability to continue our operations. In the event of such disruptions, we may not be able to find suitable alternatives on a timely basis and at reasonable cost, which could have a material adverse effect on our business and results of operations.

  Our product designs may not be adequately protected.

        The success of our business depends on our product designs and other proprietary information. Our standard employment agreements for members of our product design and development team and our executive officers contains confidentiality provisions. We typically limit access to our new season collections to a small number of distributors prior to our sales fair. In addition, we produce our most exclusive and fashion-forward products at our own production facility instead of outsourcing to our contract manufacturers in order to ensure maximum confidentiality. However, there is no assurance that our measures to maintain confidentiality will be effective and there will be no unauthorized disclosure of our proprietary information. Any breach of confidentiality may adversely affect our business and results of operations.

  We face possible infringement of our trademarks and other intellectual property rights and counterfeiting of our products.

        We believe our trademarks and other intellectual property rights are important to our success and competitive position and recognize the importance of registering the trademarks related to our Zuoan brand for protection against infringement. As of September 30, 2010, we had 23 registered trademarks in China in the classes relevant to our business. See "Our Business—Intellectual Property." We are not aware of any material violations or infringements of our trademarks and intellectual property rights. However, third parties may in the future attempt to challenge the ownership and/or validity of our intellectual property rights. In addition, our business is subject to the risk of third parties counterfeiting our Zuoan brand products or otherwise infringing our intellectual property rights. Such unauthorized use of our brand in counterfeit products could not only result in potential revenue loss, but also an adverse impact to our brand equity and perceptions of our products quality. We may not always be successful in securing protection for our intellectual property rights, in preventing the production and sale of counterfeit products and preventing other infringements of our intellectual property rights. Protections offered by PRC intellectual property laws and the enforcement of these protections may not be as effective as in some other countries. We may need to resort to litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. Our failure to protect and enforce our intellectual property rights could have a material adverse impact on our reputation, business and results of operations.

  We may be involved in intellectual property rights infringement litigation initiated by others.

        During the course of our operations, we may design products that include elements that may inadvertently infringe third-party copyright and other intellectual property rights, as a result of which other parties may initiate litigation or other proceedings against us. It is also possible that third parties may seek to initiate proceedings against us for infringement of their intellectual property rights through the use of our trademarks. Responding to and defending these proceedings may require substantial costs and diversion of resources, and the result of these proceedings may be uncertain. Our reputation may also be adversely affected.

  Our success depends on our ability to retain our senior management team and our ability to attract and retain additional management, design talent and other qualified personnel.

        Many of our senior management team have been with us for over five years. Their talent, effort, experience and leadership are critical to the success of our business. In particular, the leadership of Mr. James Hong, our chairman and chief executive officer, in the design, marketing and operational areas of our business has been a critical element of our success since the inception of our company. The loss of services of Mr. James Hong or any negative market or industry perception with respect to him could have a material adverse effect on our business. In addition, Mr. Chaoshen Wang, our chief operating officer, and other members of our senior management also have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also have a material adverse effect on us. We have entered into three-year contracts, including non-compete undertakings, with all of our executive officers and senior management. However, there can be no assurance that such contracts will not be terminated or breached, nor can there be assurance that the contracts will be enforceable. In addition, we are not protected by any key-man or similar life insurance covering Mr. James Hong and other members of senior management.

        Our success also depends upon the continued service of our design and sales personnel and our ability to continue to attract, retain and motivate such personnel. There is intense competition to recruit competent personnel with expertise in China's menswear industry. We may also need to offer better compensation and other benefits in order to attract and retain these personnel in the future, and we cannot assure you that we will have the resources to meet our staffing needs. These difficulties could limit our development capacity or reduce our operating efficiency and product quality, which could reduce our profitability and limit our ability to grow.

  In the course of preparing our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, several significant deficiencies in our internal control over financial reporting were noted. We expect to incur extra costs in implementing measures to address such deficiencies. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. As a result, investor confidence and the trading price of our ADSs may be adversely impacted.

        Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to the effectiveness of our internal control over financial reporting or may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, our independent registered public accounting firm identified several "significant deficiencies" in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). The significant deficiencies identified related to (i) the control procedures relating to payroll, a significant portion of which is currently paid in cash, and (ii) our approval policies, limits and procedures regarding petty cash reimbursements. In response, we have implemented procedures to ensure that we maintain a minimum amount of petty cash and all reimbursements are supported by documents approved in accordance with our internal payment approval policies and limits. We are also in the process of implementing a number of measures to address the deficiencies relating to payroll, including: (i) establishing employee individual bank accounts for all employees other than factory workers for payment of salaries through direct deposit; and (ii) establishing policies and procedures to prevent misappropriation relating to payment of salaries in cash to factory workers. We are working to implement these measures, although we cannot assure you that our efforts to remedy these significant deficiencies will be successful.

        During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

  We may fail to secure retail space for our direct stores on commercially reasonable terms.

        We began operating direct stores in April 2009. The revenue generated by our direct stores was 2.8% and 3.8% of our total revenues in 2009 and the nine months ended September 30, 2010, respectively. We intend to lease or acquire retail space in prime shopping areas for our directly operated flagship stores. Given the scarcity of prime locations and the relatively high rental rates in major cities in China, we may be unable to obtain retail space on commercially acceptable terms for our direct stores in the future, nor can we assure you that we will be able to renew our existing lease agreements upon expiry on terms and conditions acceptable to us or at all. If any of these situations occur, we may not be able to find alternative premises located in areas that offer similar retail environments, and our competitors may move into such retail spaces previously occupied by us. As a result, our operating costs may increase, which may lead to a decline in our profitability and adversely affect our results of operations.

  We may be exposed to product liability or personal injury claims, which may materially and adversely affect our reputation and business.

        As of September 30, 2010, all of our products were sold in China. We may be exposed to product liability claims, such as excessive pH values in our products, that may be harmful to consumers. As a result, we may have to expend significant financial and managerial resources to defend against such claims. We believe that such product liability claim risks will increase as legal concepts in product liability claims begin to develop and mature in China. We currently outsource the manufacturing of most of our products, and may not have effective or sufficient control over the quality of those products. We cannot give any assurance that our reputation, business, financial condition, results of operations and prospects will not be materially and adversely affected by a successful product liability claim against us. We may incur significant costs and expenses to defend against such claims or enter into settlement agreements. We may be fined or sanctioned and our reputation and brand may be negatively impacted, which could materially and adversely affect our reputation, business, prospects, financial condition and results of operations.

  We may not have insurance coverage that is adequate to cover potential liability or losses.

        We face various risks in connection with our businesses and may lack adequate insurance coverage or may not have the relevant insurance coverage. We maintain insurance coverage for our equipment, raw materials and inventory. However, as is typical in China, we do not maintain product liability insurance, business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities. If we incur substantial losses or liabilities and our insurance coverage is unavailable or inadequate to cover such losses or liabilities, our financial condition and results of operations may be materially and adversely affected.

  Deterioration in general economic and financial conditions could decrease consumer demand for our products, which may have a material adverse effect on our business, results of operations and liquidity.

        Consumer purchases of discretionary items, including our products, generally decline during recessionary periods and other periods where disposable income is adversely affected. Our performance is subject to factors that affect the general economy in China, including worldwide economic conditions, individual income levels, interest rates, currency exchange rates, recession, inflation, deflation, political uncertainty, taxation, stock market performance, unemployment level, general consumer confidence, consumer debt and other macroeconomic factors. The combination of these factors may cause consumer spending to deteriorate significantly, which may result in consumers purchasing products from lower priced competitors or to defer purchases of fashion apparel products altogether. For instance, although we sustained our growth in 2008, our growth rate was not as high as projected due to the negative impact of the global economic downturn on general market demand. Economic uncertainty could also have a material adverse effect on the market demand for our products, sales and results of operations.

  We face risks related to severe weather conditions, natural disasters, health epidemics and other similar events, any of which could adversely affect our business.

        Our business could be disrupted or otherwise adversely affected by severe weather conditions, such as snowstorms or typhoons, natural disasters, such as earthquakes, health epidemics, such as an outbreak of avian influenza or severe acute respiratory syndrome, and other similar events. The occurrence of any such event could significantly change the living and consumption patterns of the people in the affected area. Our business and production activities, contract manufacturers, and distributors and sub-distributors may also be disrupted. In particular, a lower consumption level or reduced traffic in the affected area may decrease sales at our direct stores and the retail stores operated by our distributors and sub-distributors, which in turn may lead to reduced orders from our distributors. Such changes and disruptions could adversely affect our business, results of operations and financial condition.

Risks Related to Doing Business in China

  Adverse changes in the economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

        We conduct substantially all our business operations in China. Accordingly, our results of operations, financial condition and prospects are significantly dependent on economic and political developments in China. China's economy differs from the economies of developed countries in many aspects, including the level of development, growth rate and degree of government control over foreign exchange and allocation of resources. While China's economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. We cannot assure you that China's economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business and results of operations.

        The PRC government exercises significant control over China's economic growth through the allocation of resources, control over payment of foreign currency-denominated obligations, implementation of monetary policy, and preferential treatment to particular industries or companies. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in statutory deposit reserve ratio and lending guidelines for commercial banks by the People's Bank of China, or PBOC. These current and future government actions could materially affect our liquidity, access to capital, and ability to operate our business.

        In response to the global financial crisis and economic downturn in 2008, the PRC government adopted various measures aimed at expanding credit and stimulating economic growth, such as decreasing the PBOC statutory deposit reserve ratio and lowering benchmark interest rates. However, since January 2010, the PBOC has begun to increase the statutory reserve ratio in response to rapid domestic growth, which may have a negative impact on the stability of China's economy. It is unclear whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

Any slowdown in the economic growth of China could lead to reduced demand for our products, which could materially and adversely affect our business, financial condition and results of operations.

  Uncertainties presented by the PRC legal system could limit the legal protections available to us and to our investors, which may have a material adverse effect on our business and results of operations.

        Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China. China has a civil law legal system based on written statutes. Unlike the common law system, previous court decisions in China may be cited for reference but have limited precedential value. Although the overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investments in China, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Such uncertainties may limit the legal protections available to us and to other foreign investors, including you as an investor.

        In addition, the PRC legal system is based in part on government policies and certain internal rules, some of which are not published on a timely basis or at all and which may have retroactive effect. As a result, we may not be aware of our violation of these policies and internal rules until some time after the violation. Also, any administrative or court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention if we seek to enforce our legal rights through administrative or court proceedings. Moreover, compared to more developed legal systems, the PRC administrative and court authorities have significantly wider discretion in interpreting and implementing statutory and contractual provisions. As a result, it may be more difficult to evaluate the outcomes of the administrative and judicial proceedings as well as the level of legal protections we are entitled to. These uncertainties may impede our ability to enforce our contracts, which could in turn materially and adversely affect our business and operations.

  Government control over currency conversion may limit our ability to issue dividends to our shareholders in foreign currencies, and may therefore adversely affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where Renminbi are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

  Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

        Substantially all of the revenues and costs of our PRC subsidiaries are denominated in Renminbi. The net proceeds from this offering will be denominated in U.S. dollars. Fluctuations in the U.S. dollar-Renminbi exchange rate will affect the relative value of these proceeds in Renminbi terms. Fluctuations in the exchange rate will also affect the relative value in Renminbi terms of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. Since June 2010 the Renminbi has appreciated modestly against the U.S. dollar, from approximately RMB6.83 per U.S. dollar to RMB6.6276 as of January 7, 2011. It is difficult to predict how Renminbi exchange rates may change going forward.

        The hedging options available in China to reduce our exposure to exchange rate fluctuations are quite limited. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

  The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering, which may delay or create other uncertainties for this offering.

        In 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. See "Regulation—Regulations on Overseas Listing." Under this regulation, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by the PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange. The application of the M&A Rules remains unclear. Currently, there is no consensus among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, Trend Associates, has advised us that the CSRC approval is not required in the context of this offering and the listing and trading of the ADSs on the NYSE because we established our PRC subsidiaries as foreign-invested enterprises and started to operate our business through this subsidiary before September 8, 2006, the effective date of the M&A Rules. We are also not a special purpose vehicle as defined under the M&A Rules. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does.

        If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain the CSRC's approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays or restrictions on the repatriation of the proceeds from this offering into China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as this offering and the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

  The M&A Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

        The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more complex and time-consuming. If the relevant PRC government authorities deem such activities to be transactions subject to the M&A Rules, we will be required to obtain approval for such transactions from the Ministry of Commence, or the MOC, and may be required to divest the subsidiaries. If we do not seek the necessary approval, we could be subject to administrative fines or other penalties imposed by the relevant PRC authorities. However, because there are no specific provisions of the fines or penalties for such violations under current PRC laws and regulations, it is uncertain what penalties we may face. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming and any approval procedures, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

  PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005 and its implementation rules, requiring PRC residents and corporate entities to register with and obtain approval from provincial SAFE branches in connection with their direct or indirect offshore investment activities. See "Regulation—Regulations on Offshore Financing." These regulations and rules apply to our shareholders who are PRC residents or citizens and may apply to any offshore acquisitions that we make in the future.

        Under these foreign exchange regulations and rules, a PRC resident or citizen who makes, or had previously made, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident or citizen who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the relevant provincial SAFE branch to reflect any material change with respect to the offshore company's roundtrip investment, capital variation, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to cause its PRC resident or citizen shareholders to update their registration with the provincial SAFE branch. If any PRC resident or citizen shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

        We believe, based on the advice of our PRC counsel, Trend Associates, that Circular 75 currently does not apply to us since none of our shareholders is a PRC resident or citizen. However, we cannot assure you that any PRC resident or citizen who becomes our shareholder or the beneficial owner of our shares in the future will be able to comply with Circular 75 in a timely manner or at all. A failure by any of our shareholders or beneficial owners of our shares who are PRC residents or citizens to comply with these regulations and rules in the future could subject us to fines or legal sanctions, including restrictions on our PRC subsidiaries' ability to pay dividends or make distributions to, or obtain foreign currency-dominated loans from, us, and our ability to increase our investment in China. As a result, our business and results of operations and our ability to distribute profits to you could be materially and adversely affected.

  We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitations on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

        As a holding company, we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of September 30, 2010, a total of RMB16.7 million (US$2.5 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, in the future, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. The inability of our PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

  PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

        To utilize the proceeds from this offering in the manner described in "Use of Proceeds," as an offshore holding company of our PRC operating subsidiaries, we may extend loans to our PRC subsidiaries or make additional capital contributions to them. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to finance the operations of our PRC subsidiaries, which are foreign-invested enterprises, may not exceed statutory limits and are required to be registered with SAFE. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOC or its local counterparts. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to obtain such approvals, our ability to use the proceeds from this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        On August 29, 2008, SAFE promulgated Circular 142, which requires that the registered capital of a foreign-invested company converted from foreign currencies only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments in China. In addition, a foreign-invested company may not change the use of its Renminbi-denominated registered capital that is converted from foreign currencies without SAFE's prior approval. Violations of Circular 142 could result in severe penalties, including fines and confiscation of illegal gains. Also, we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other subsidiaries in China.

  A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and other legal or administrative sanctions.

        Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange promulgated on January 5, 2007 by SAFE and a relevant guidance issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiaries of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiaries or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Regulations, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, foreign exchange proceeds from the sale of shares or dividends distributed by the overseas-listed company can be converted into Renminbi or transferred to such individuals' foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at a PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of our ADSs on the NYSE. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See "Regulations—Regulations on Foreign Currency Exchange."

  Under the New EIT law, we may be considered a PRC "resident enterprise." As a result, we may be subject to 25% PRC enterprise income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

        Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both effective from January 1, 2008, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise" and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The implementing rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located in China, which include: (1) the location where senior management members responsible for an enterprise's daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular

82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by the PRC enterprises or individuals or by foreign individuals. Accordingly, we may be considered a "resident enterprise" and may therefore be subject to the enterprise income tax at 25% on our worldwide income, which could significantly increase our tax burden in the future. If we are treated as a PRC "resident enterprise," although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as "tax-exempted income," we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the State Administration of Taxation, which enforces the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes and also because the dividends of our PRC subsidiaries are made to our Hong Kong subsidiary in the first instance.

        In addition, it is uncertain whether, if we were considered a PRC "resident enterprise," any dividends to be distributed by us to our non-PRC enterprise shareholders and ADS holders would be subject to a 10% PRC withholding tax and whether any sale of our shares or ADSs would be subject to a 10% PRC withholding tax. If we are required under the New EIT Law to withhold such withholding tax with respect to dividends, or if sales of our shares or ADSs would be subject to PRC tax, your investment in our ADSs or ordinary shares may be materially and adversely affected.

        The PRC Individual Income Tax Law, or the Individual Tax Law, imposes tax at the rate of 20% on dividends and gains realized by overseas individuals who are neither domiciled nor tax resident in China, to the extent that such dividends or gains are sourced within China. Pursuant to the Individual Tax Law, although the matter is unclear, if we were considered a PRC resident enterprise, dividends or gains realized by our non-PRC individual shareholders or ADS holders may be treated as income derived from sources within China and may be subject to PRC tax (which in the case of dividends may be required to be withheld) at a rate of 20%.

  The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty.

        Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as Shishi Zuoan, our PRC subsidiary, were exempt form PRC withholding tax. Under the New EIT Law, starting from 2008, dividends paid by a PRC foreign-invested enterprise to its immediate parent company outside the PRC are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to a special tax arrangement between Hong Kong and China, such rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise. In October 2009, the State Administration of Taxation further issued the Circular on How to Interpret and Recognize the "Beneficial Owner" in Tax Agreements, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as "beneficiary owners" may not be approved to enjoy tax treaty benefits and "beneficial owners" refer to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a "beneficial owner." Specifically, they expressly exclude a "conduit company," or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a "beneficial owner." As a result, although Shishi Zuoan is currently wholly owned by our Hong Kong subsidiary, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax treaty and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by Shishi Zuoan to our Hong Kong subsidiary because our Hong Kong subsidiary may not qualify as a beneficial owner of Shishi Zuoan.

  Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

        In connection with the New EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

        By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We acquired Shishi Zuoan in September 2008 as part of our restructuring to establish a holding company structure. Although we currently have no plans to pursue new acquisitions in China or elsewhere in the world, we cannot assure you that we will not pursue acquisitions in the future that may involve complex corporate structures. If we are considered a "non-resident enterprise" under the New EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Circular 698, our income tax costs associated with such potential acquisitions will be increased.

  The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

        On June 29, 2007, the National People's Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer's refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation for five to 15 days, depending on the employee's number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs and those of our third-party contract manufacturers are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations and those of our third-party contract manufacturers.

Risks Related to This Offering

  There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the NYSE. Our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

        The initial public offering price for our ADSs will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

  The market price for our ADSs may be volatile.

        The market price for our ADSs may be volatile and subject to wide fluctuations in response to various factors, many of which are beyond our control, including the following:

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  actual or anticipated fluctuations in our quarterly operating results;

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  changes in financial estimates by securities research analysts;

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  conditions in the fashion casual menswear industry;

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  changes in the economic performance or market valuations of other menswear companies;

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  announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

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  addition or departure of key personnel;

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  fluctuations of exchange rates between the Renminbi and U.S. dollar or other foreign currencies;

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  potential litigation or administrative investigations;

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  release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

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  general economic or political conditions in China.

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

  Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADSs in this offering and assuming no exercise of the underwriters' overallotment option, you will incur immediate dilution of approximately US$6.57 in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between:

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  the assumed initial public offering price of US$11.50 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), and

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  the pro forma as adjusted net tangible book value per ADS of US$4.93 as of September 30, 2010, assuming the conversion of our 2008 convertible loan and 2010 convertible loan and after giving effect to this offering.

        You may find additional information in the section entitled "Dilution" in this prospectus. If we issue additional ADSs in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of share options to be granted under our 2010 Equity Incentive Plan.

  We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations.

        We believe that our current cash and cash equivalents, anticipated cash flow from operations, the remaining funds available under our credit facilities and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic crisis.

  Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

        If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our share options to be granted under our 2010 Equity Incentive Plan, following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See "Shares Eligible for Future Sale" and "Underwriting" for additional information regarding resale restrictions.

  Your interest in our ADSs will be diluted as a result of our 2010 Equity Incentive Plan or other stock option grants.

        In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital immediately following the completion of this offering, assuming full exercise of all awards that may be granted under the plan. For a description of this plan, see "Management—Equity Incentive Plan." As of the date of this prospectus, our board of directors has authorized to grant restricted shares in the amount of 0.5% of our issued and outstanding share capital immediately after the completion of this offering to Mr. Chi

Hon Tsang, our chief financial officer. The issuance of such restricted shares or the exercise of options granted under the 2010 Equity Incentive Plan would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

  Mr. James Hong, our founder, beneficially holds a majority interest in our company and has significant influence over our management and his interests may not be aligned with our interests or the interests of our other shareholders.

        Currently, our founder, Mr. James Hong, who is also our chairman and chief executive officer, beneficially owns 71.84% of our outstanding ordinary shares on an as-converted basis. See "Principal and Selling Shareholders." Upon completion of this offering, Mr. James Hong will beneficially own 55.05% of our outstanding ordinary shares. The interests of this shareholder may conflict with the interests of our other shareholders. Our founder has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs.

  You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote. Under certain circumstances, you may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us.

        Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. If we ask for your instructions and notify the depositary of such request at least 21 business days in advance of the meeting date, the depositary will notify you of the upcoming vote and arrange to deliver to you our voting materials, which will contain, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given, or deemed given if no instructions are received by the depositary from you on or before the date established by the depositary for such purpose, to the depositary to give a discretionary proxy to a person designated by us. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition from ADS holders (as determined by us or the depositary) exists against the outcome for which the person designated by us would otherwise vote, or the matter materially and adversely affects the rights of holders of the ordinary shares.

  You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

  You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

  Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        Our new amended and restated articles of association that will become effective upon the completion of this offering contain provisions limiting the ability of others to acquire control of our company. These provisions could have the effect of depriving our shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

        For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may decline and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

  You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law and conduct substantially all of our operations in China, and the majority of our officers reside outside the United States.

        We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States, and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands or China, the laws of the Cayman Islands and of the PRC may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with Japan, the United Kingdom, the United States and most other Western countries. For more information regarding the relevant laws of the Cayman Islands and the PRC, see "Enforceability of Civil Liabilities."

        Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

  Our management will have considerable discretion as to the use of the net proceeds from this offering.

        Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds received by us may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

  We will incur increased costs as a result of being a public company.

        As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in, but not limited to, the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Industry" and "Our Business." These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our anticipated growth strategies, including our strategy to expand our distribution network, our flagship stores and our design and product development capabilities;

  •
  our future business development, results of operations and financial condition;

  •
  expected changes in our revenues and certain cost or expense items;

  •
  our ability to promote our brand based on consumer preference or demand;

  •
  our ability to control the ultimate retail sales by our distributors and their sub-distributors; and

  •
  trends and competition in the fashion casual menswear industry.

        In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "Risk Factors" and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

        This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party market research firms, including the Frost & Sullivan Report and Frost & Sullivan Survey, both of which were commissioned by us for purposes of this offering. Although we believe that these publications, reports and surveys are reliable, we have not independently verified the data. Statistical data in these industry publications and reports also include projections based on a number of assumptions. The consumer industry in China, particularly the menswear market, may not grow at the projected rates or at all. The failure of China's consumer industry and the menswear market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

CORPORATE STRUCTURE

Corporate Structure

        The following diagram illustrates our corporate structure, including the place of formation of each entity and the ownership interests of our subsidiaries as of the date of this prospectus:

Corporate History

        We commenced our garment manufacturing operations in June 1999. Our Zuoan trademark was originally registered in 2001 by Fujian Aidu Industry and Trading Co., Ltd., a company wholly owned by the family of Mr. James Hong, our founder. In April 2002, Zuoan Dress Co., Ltd., Shishi, or Shishi Zuoan, was incorporated and commenced operations as a foreign-invested enterprise. The then sole shareholder of Shishi Zuoan was Ms. Siu Fong Or, wife of Mr. James Hong and a Hong Kong resident. Shishi Zuoan subsequently migrated to our current business as a designer brand of fashion casual menswear.

        In February 2008, we set up a holding company structure by establishing Fast Boost Holdings Limited, or Fast Boost, in the British Virgin Islands. Fast Boost established a wholly owned subsidiary, Champion Goal Holdings Limited, or Champion Goal, in July 2008 in Hong Kong. Champion Goal then acquired all the equity interests in Shishi Zuoan in September 2008.

        We incorporated Zuoan Fashion Limited, or Zuoan Cayman, in connection with this offering in August 2010. On October 5, 2010, Fast Boost became the wholly owned subsidiary of Zuoan Cayman through a share exchange through which Zuoan Cayman acquired all of the issued and outstanding shares of Fast Boost, and issued ordinary shares to the shareholders of Fast Boost. Upon completion of the share exchange, Zuoan Cayman became our ultimate holding company.

        In August 2010, Shishi Zuoan incorporated a wholly owned subsidiary, Shanghai Mingfu Fashion Limited, or Shanghai Mingfu, in Shanghai. After its incorporation, we relocated our headquarters and design and product development team to Shanghai.

 USE OF PROCEEDS

        Based upon an assumed initial offering price of US$11.50 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus), we estimate that we will receive net proceeds from this offering of approximately US$71.5 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. A US$1.00 increase (decrease) in the assumed initial offering price would increase (decrease) the net proceeds to us from this offering by US$6.4 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

        We intend to use the net proceeds we receive from this offering primarily for the following purposes:

  •
  approximately 35% to open our directly operated flagship stores in China with current plans to open 50 directly operated flagship stores by 2012;

  •
  approximately 35% to support our distributors in opening new retail stores and renovating current Zuoan retail stores;

  •
  approximately 17% to enhance our advertising and promotional activities and to strengthen our design and product development capabilities;

  •
  approximately 12% to establish a logistics center in Shishi for the purpose of stocking our finished products; and

  •
  the remaining amount to fund working capital and for other general corporate purposes.

        In using the proceeds of this offering, as an offshore holding company, under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We intend to invest the proceeds of this offering into our PRC subsidiaries and thereafter convert such proceeds into Renminbi promptly upon completion of relevant PRC government registration or receipt of the relevant approval. If we provide funding to a PRC subsidiary through capital contribution or loans, we will need to increase the PRC subsidiary's approved registered capital and total investment amount, which requires approval from the MOC or its local counterparts. Such approval process typically takes 30 to 90 days, and sometimes longer, from the time the MOC receives the application documents. If we provide funding to a PRC subsidiary through loans, we will also need to register such loans with SAFE, which usually requires no more than 20 working days to complete. We cannot assure you that we will be able to complete these government registrations or obtain the relevant approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries."

        Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

        The foregoing represents our current intentions with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

 DIVIDEND POLICY

        We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We declared and paid dividends in the aggregate amount of RMB55.0 million and RMB140.0 million in 2007 and 2008, respectively. We have not declared or paid any dividends since January 1, 2009 and we do not have any plan to declare or pay any additional dividends in the foreseeable future.

        Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

        If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. For more details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Restrictions on Cash Transfers to Us."

 CAPITALIZATION

        The table below sets forth our total capitalization as of September 30, 2010:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (i) the conversion of our 2008 convertible loan to 3,562,164 ordinary shares, assuming an initial public offering price of US$11.50 per ordinary share resulting in a conversion price of US$0.8539 per ordinary share; (ii) the conversion of our 2010 convertible loan to 2,231,024 ordinary shares, assuming an initial public offering price of US$11.50 per ordinary share resulting in a conversion price of US$1.3634 per ordinary share; and (iii) decrease in the related accrued interest of RMB4,581,000 as the convertible loans do not bear interest if they are converted.

  •
  on a pro forma as adjusted basis to further reflect the issuance and sale of 27,600,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$11.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2010
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands of RMB)
Debt:
Short-term debt:
Bank borrowings, secured and guaranteed	47,000	47,000	47,000
Convertible loans	40,695	—	—

Total short-term debt	87,695	47,000	47,000

Total debt	87,695	47,000	47,000

Equity:
Share capital (500,000,000 shares authorized, 80,000,000 shares issued and outstanding, 85,793,188 issued and outstanding on a pro forma basis and 113,393,188 issued and outstanding on a pro forma as adjusted basis)	1	10	190
Share premium	129,599	174,866	655,923
Reserves	17,439	17,439	17,439
Retained profits	260,577	260,577	260,577

Total equity of the Company	407,616	452,892	934,129

Total capitalization	495,311	499,892	981,129

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma net tangible book value per ordinary share.

        Our net tangible book value as of September 30, 2010 was approximately RMB407.6 million (US$60.9 million), or approximately US$0.76 per ordinary share or US$3.05 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities, intangible assets and goodwill. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share or per ADS, after giving effect to (i) the conversion of our 2008 convertible loan and 2010 convertible loan; and (ii) the proceeds from this offering after deducting estimated underwriting discounts and commissions and offering expenses payable by us, from the assumed initial public offering price per ordinary share or per ADS, respectively, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

        Without taking into account any other changes in net tangible book value after September 30, 2010, other than to give effect to the conversion of our 2008 convertible loan and 2010 convertible loan, our sale of the ADSs offered in this offering at the initial public offering price of US$11.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2010 would have been US$139.6 million, or US$1.23 per ordinary share, and US$4.93 per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of US$0.47 per ordinary share and US$1.88 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$1.64 per ordinary share and US$6.57 per ADS, to new investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$2.875	US$11.50
Net tangible book value as of September 30, 2010	0.76	3.05
Pro forma net tangible book value	0.79	3.16
Pro forma as adjusted net tangible book value	1.23	4.93

Increase in pro forma as adjusted net tangible book value	0.47	1.88

Dilution in pro forma as adjusted net tangible book value to new investors in this offering	1.645	6.57

        The following table summarizes, on the pro forma as adjusted basis described above, the number of ordinary shares (in the form of ADSs or shares) purchased from us as of September 30, 2010 and the total consideration and the average price per ordinary share/ADS paid by our existing shareholders and new investors before deducting estimated underwriting discounts and the estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration
						Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	80,000,000	70.6	US$	19,371,000	18.4	US$	0.24	US$	0.97
Phillip Ventures	5,793,188	5.1	US$	6,767,000	6.4	US$	1.17	US$	4.67
New investors	27,600,000	24.3	US$	79,350,000	75.2	US$	2.88	US$	11.50

Total	113,393,188	100.0	US$	105,488,000	100.0

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) our pro forma as adjusted net tangible book value by US$6,417 million, or by US$0.06 per ordinary share and US$0.23 per ADS, and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by US$7.35 per ordinary share, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The preceding discussion and tables exclude the 569,815 restricted shares to be granted to Mr. Chi Hon Tsang upon the completion of this offering. The preceding discussion and tables will not be impacted by any exercise of the overallotment option granted to the underwriters as such shares will be purchased from existing shareholders, no additional new shares will be issued, and no proceeds will be received by us.

 EXCHANGE RATE INFORMATION

        Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6905 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board for September 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government exercises control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through intervention in the foreign exchange market on foreign trade.

        The following table sets forth information concerning exchange rates between Renminbi and U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8172	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
Nine-month period ended September 30, 2010	6.6905	6.7984	6.8330	6.6869
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January (through January 7)	6.6276	6.6069	6.6276	6.5850

(1)
Annual averages and averages for the nine-month period ended September 30, 2010 were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. Certain disadvantages, however, accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue in the federal courts of the United States.

        Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed CT Corporation System as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Conyers Dill & Pearman, our special Cayman Islands counsel, and Trend Associates, our special PRC counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Conyers Dill & Pearman has advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation. However, Conyers Dill & Pearman has advised us that it is uncertain whether a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws would be enforceable in the Cayman Islands because a Cayman Islands court may determine that such judgment is in the nature of a "penalty" and therefore not subject to enforcement proceedings as a debt. Conyers Dill & Pearman has further advised us that U.S. shareholders may originate actions in the Cayman Islands based upon Cayman Islands law.

        Trend Associates has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States. Trend Associates has further advised us that according to the PRC Civil Procedures Law, U.S. shareholders may originate actions in China based upon PRC laws.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The selected consolidated financial data for the periods and as of the dates indicated below are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

        The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the fiscal years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010 and the selected consolidated statements of financial position data as of December 31, 2007, 2008 and 2009 and September 30, 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statements of comprehensive income data and selected consolidated statements of cash flow data for the nine months ended September 30, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus. The selected statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2005 and 2006 and the selected statements of financial position data as of December 31, 2005 and 2006 have been derived from our unaudited financial statements, which are not included in this prospectus.

        The results for the nine months ended September 30, 2010 may not be indicative of our results for the full year ending December 31, 2010. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Comprehensive Income Data:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2005	2006	2007	2008	2009		2009	2010
	RMB (unaudited)	RMB (unaudited)	RMB	RMB	RMB	US$	RMB (unaudited)	RMB	US$
	(in thousands, except for per share and per ADS data)
Revenues	181,235	332,388	434,472	598,344	693,089	103,593	489,693	613,878	91,754
Cost of sales	(120,302)	(206,660)	(262,281)	(355,640)	(411,165)	(61,455)	(293,561)	(360,790)	(53,926)

Gross profit	60,933	125,728	172,191	242,704	281,924	42,138	196,132	253,088	37,828
Other income	67	258	381	1,783	898	134	381	606	91
Selling and distribution expenses	(15,878)	(31,893)	(32,954)	(49,666)	(53,373)	(7,977)	(28,012)	(44,217)	(6,609)
Administrative expenses	(7,374)	(10,192)	(12,700)	(18,572)	(22,176)	(3,315)	(13,631)	(27,885)	(4,168)
Finance costs	(112)	(125)	(230)	(360)	(1,018)	(152)	(690)	(6,063)	(906)

Profit before taxation	37,636	83,776	126,688	175,889	206,255	30,828	154,180	175,529	26,236
Income tax expense	(4,502)	(10,199)	(35,277)	(43,206)	(52,357)	(7,826)	(38,824)	(47,846)	(7,151)

Profit after taxation	33,134	73,577	91,411	132,683	153,898	23,002	115,356	127,683	19,084

Earnings per ordinary share
Basic and diluted	0.41	0.92	1.14	1.66	1.92	0.29	1.44	1.60	0.24
Earnings per ADS
Basic and diluted	1.66	3.68	4.57	6.63	7.69	1.15	5.77	6.38	0.95
Pro forma earnings per ordinary share, diluted (unaudited)					1.85	0.28	1.39	1.55	0.23

Consolidated Statements of Financial Position Data:

	As of December 31,						As of September 30,
	2005	2006	2007	2008	2009		2010
	RMB (unaudited)	RMB (unaudited)	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Non-current assets
Property, plant and equipment	4,038	3,145	2,983	2,559	2,043	305	2,895	433
Deferred offering cost	—	—	—	—	—	—	4,362	652

Total non-current assets	4,038	3,145	2,983	2,559	2,043	305	7,257	1,085
Current assets
Inventories	21,428	38,881	50,554	8,319	17,409	2,602	25,876	3,868
Trade and other receivables	38,465	74,025	103,127	142,066	215,454	32,203	314,597	47,021
Prepayments	—	12,200	22,600	—	2,409	360	1,800	269
Fixed deposits—pledged	—	—	—	5,905	2,175	325	775	116
Cash and cash equivalents	17,731	25,788	23,642	70,625	141,569	21,160	238,483	35,645

Total current assets	77,624	150,894	199,923	226,915	379,016	56,650	581,531	86,919
Total assets	81,662	154,039	202,906	229,474	381,059	56,955	588,788	88,004
Total current liabilities	28,489	65,805	78,261	104,198	101,912	15,232	181,172	27,079

Net assets	53,173	88,234	124,645	125,276	279,147	41,723	407,616	60,925

Consolidated Statements of Cash Flow Data:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2005	2006	2007	2008	2009		2009	2010
	RMB (unaudited)	RMB (unaudited)	RMB	RMB	RMB	US$	RMB (unaudited)	RMB	US$
	(in thousands)
Net cash generated from operating activities	14,720	45,211	53,245	174,782	41,272	6,169	2,731	46,426	6,939
Net cash generated from/ (used in) investing activities	67	251	(391)	(284)	233	35	303	(718)	(107)
Net cash generated from/ (used in) financing activities	1,390	(37,405)	(55,000)	(127,515)	29,439	4,400	31,265	51,206	7,654
Cash and cash equivalents at period end	17,731	17,731	23,642	70,625	141,569	21,160	104,924	238,483	35,645

Selected Operating Data:(1)

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2007	2008	2009	2009	2010
Revenues (in thousands of RMB)	434,472	598,344	693,089	489,693	613,878
Units sold (in thousands)	3,503	4,723	5,325	4,141	5,108
Average selling price (RMB per unit(2))	124	127	130	118	120
Cost of sales (in thousands of RMB)	262,281	355,640	411,165	293,561	360,790
Unit cost (RMB per unit)	75	75	77	71	71
Gross margin (%)	39.6	40.6	40.7	40.1	41.2

(1)
Units sold and average selling price as used in this prospectus represent the number of units and average selling price of items that we have sold to our distributors and sold to end-consumers in our direct stores, and do not include units sold at retail by our distributors or the average selling price of those units.

(2)
A "unit" as used in this prospectus refers to a single item of our products, which may be a coat, a jacket, a tie, a pair of shoes or socks, a pair of pants or any other menswear item. The average selling price for a given period represents revenues divided by the units sold for that period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading design-driven fashion casual menswear company in China. According to the Frost & Sullivan Report, sales of our "Zuoan" branded products ranked second in China's fashion casual menswear market, with a 5.4% market share, in terms of retail sales in 2009. Our products are designed in-house and sold under our Zuoan brand, which means "left bank" in Chinese, referring to the Left Bank district of Paris and embodying our design philosophy of "fashionable elegance." We offer a wide range of products, including men's casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.

        Our design team is led by Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China's top designers with more than 15 years of industry experience. He was nominated one of the "Top Three Fashion Designers" by the China Fashion Association in November 2009 and one of "China's Top 10 Fashion Designers" by the China Fashion Association for two consecutive years in 2006 and 2007. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of "fashionable elegance," rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multi-channel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, internet, billboards, magazines and newspapers. We outsource the production of most of our products to selected contract manufacturers. For our most exclusive and fashion-forward products, we produce them in our own secure production facility in Jinjiang City, Fujian Province to retain maximum control over quality and prevent unauthorized disclosure of our new collection before its scheduled release.

        We sell our products through an extensive distribution network covering 27 of China's 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub-distributors. As of September 30, 2010, we appointed 10 distributors which, directly or through their sub-distributors, operated 1,044 retail stores across China. All of the retail stores are operated under our Zuoan brand and are required to sell only our products. As part of our expansion strategy, in April 2009, we started building up our direct stores in selected cities where we already have an established presence and believe that there is potential for additional growth. As of September 30, 2010, we had 31 direct stores in seven provinces and centrally administered municipalities in China.

        To further promote our brand and improve the performance of Zuoan retail stores, since early 2010 we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated at prime locations in major cities in China. These flagship stores are significantly larger than most of our existing stores and sell the complete line of our collections. Our distributors have opened seven flagship stores in Henan, Jiangxi, Jilin and Liaoning Provinces. In line with our flagship store strategy, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores at prime commercial areas.

        Our business has grown rapidly in recent years. Our revenues increased from RMB434.5 million in 2007 to RMB598.3 million in 2008 and RMB693.1 million (US$103.6 million) in 2009, representing a CAGR of 26.3% from 2007 to 2009. Our profit after taxation increased from RMB91.4 million in 2007 to RMB132.7 million in 2008 and RMB153.9 million (US$23.0 million) in 2009, representing a CAGR of 29.8% from 2007 to 2009. For the nine months ended September 30, 2010, we achieved revenues of RMB613.9 million (US$91.8 million) and profit after taxation of RMB127.7 million (US$19.1 million) compared to revenues of RMB489.7 million and profit after taxation of RMB115.4 million for the nine months ended September 30, 2009.

Factors Affecting Our Results of Operations

        Our business and results of operations are affected by general factors affecting the fashion casual meanswear industry, including China's overall economic growth, per capita disposable income and consumer spending, market demand for fashion casual menswear in China, fashion trends and competition among companies to introduce the most popular fashions each year. Unfavorable changes in any of these economic or general industry conditions could negatively affect demand for our products and materially affect our results of operations.

        Our results of operations are also affected by company-specific factors, including, among others:

  •
  Brand Recognition.  We derive all of our revenues from sales of our Zuoan branded products in China, and our success depends on the market perception and acceptance of the Zuoan brand and the culture, lifestyle and images associated with this brand. Market acceptance of our brand may affect the selling prices and market demand for our products, the profit margin we can achieve, and our ability to grow.

  •
  Our Relationship with Distributors.  We rely heavily on third-party distributors and their sub-distributors to market and sell our products. Most of our branded products are distributed through a retail distribution network across 27 provinces and centrally administrated municipalities in China. As of September 30, 2010, this distribution network comprised 1,044 Zuoan retail stores operated by our 10 distributors and their sub-distributors, with sales to distributors accounting for 96.2% of our revenues. We appointed three new distributors in January 2011 in order to diversify our distributor base and reduce our reliance on current distributors. We intend to increase our sales by expanding our network of retail stores and will therefore rely to a large extent on our distributors and their sub-distributors for such expansion. We also depend to a large extent on our distributors to maintain a consistent brand image through the retail stores operated by them and their sub-distributors.

  •
  Contract Manufacturing Costs.  As we outsource most production to contract manufacturers, changes in our contract manufacturing costs will significantly affect our results of operations. In particular, as our contract manufacturing costs reflect the cost of raw materials and labor costs incurred by our contract manufacturers used in producing our products, changes in the cost of the raw materials and labor will affect our outsourcing costs. We typically maintain good relationships with our contract manufacturers and are able to control contract manufacturing costs through improving production workflow or renegotiating the contract terms. Increases in our contract manufacturing costs could negatively affect our gross profit margins and results of operations to the extent that we are unable to pass these costs on to customers.

  •
  Ratio of Retail Stores to Direct Stores in Our Sales Network.  The ratio of retail stores to direct stores in terms of floor area in our sales network affects our results of operations in a given period. The retail stores operated by our distributors have been and will continue to be the main contributor to our revenue for the foreseeable future. Under the distribution business model, we sell directly to our distributors and recognize revenues upon delivery of our products to them. Such distribution network has enabled us to accelerate sales growth at a much lower cost than opening direct stores and has limited our inventory and sales risks. Direct stores, despite incurring more significant capital expenditures as compared with retail stores, allow us more control over our brand and the consumer's shopping experience, which are important factors for the overall success of our business. In addition, our direct store sales generally have a higher gross profit margin than sales to distributors because we are able to sell the products at retail prices directly to the end-consumers and because we recognize expenses relating to our direct stores as selling and distribution expenses. Therefore, the ratio of retail stores to direct stores in our sales network will affect our gross profit margin.

  •
  Expansion of Network of Flagship Stores.  We intend to expand, either directly or through our distributors, our network of flagship stores with significantly larger store areas at prime commercial locations in major cities. We believe that flagship stores can help further promote our brand awareness, showcase our complete product collections, stimulate sales in Zuoan stores in nearby regions and improve our overall business performance. Opening directly operated flagship stores requires large upfront capital expenditures relating to property lease and renovation costs, as well as high working capital requirements to maintain sufficient inventories in these enlarged stores, which may adversely affect our liquidity and financial condition. In addition, although operating stand-alone, directly operated flagship stores without a commission arrangement may achieve a higher gross profit margin, our net profit margin may not increase and may even decrease in 2011 due to the increase in lease expenses and other operating costs such as salaries incurred by additional store employees.

  In connection with our flagship store strategy, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores. As a result, we expect that revenues generated by our direct stores will be minimal until we have built up a scalable network of directly operated flagship stores. Such transfer will not significantly affect our overall gross profit margin in the short term due to the relatively small portion of our total revenues contributed by our direct store sales. However, the sale of inventory for our direct stores to our distributors in connection with such transfer will result in a slight increase in our trade receivables in the first quarter of 2011.

  •
  Competition.  The fashion casual menswear industry in China is subject to intense competition with an increasing number of local and international fashion casual menswear companies. We compete principally on the basis of brand image, design and concept, product mix, quality, price, size and coverage of distribution network, and proximity to target customers. We may need to reduce our prices, enhance our sales and marketing activities or adjust our production process to lower costs in order to remain competitive.

  •
  Seasonality.  As is common in the fashion industry, our results of operations are subject to seasonal fluctuations. Generally, the third and fourth quarters, during which we offer our fall/winter collection, account for a higher portion of our annual revenues than other quarters because our fall/winter collections are generally priced higher than our spring/summer collections and consist of more types of products. As a result, comparisons of our sales and results of operations between different periods within a single year or between different periods in different years, are not necessarily indicative of our performance. See "Risk Factors—Risks Related to Our Business—Our business is susceptible to seasonal fluctuations and extreme or unexpected weather conditions."

        Revenues.    We derive revenues from the sale of men's apparel and accessories under our "Zuoan" brand through retail stores operated by distributors and sub-distributors, and through our direct stores. Our revenues are stated net of VAT, discounts, rebates and returns. The following table sets forth the revenues generated by sales to our distributors and direct store sales, units sold and average selling price for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2007	2008	2009	2009	2010
Revenues (in thousands of RMB)
Sales to distributors	434,472	598,344	673,860	489,659	590,298
Direct store sales	—	—	19,229	9,034	23,579
Units sold (in thousands)	3,503	4,723	5,325	4,141	5,108
Average selling price (RMB per unit)	124	126	130	118	120
Unit cost (RMB per unit)	75	75	77	71	71

        Our revenues have grown rapidly over the three-year period ended December 31, 2009 and the nine months ended September 30, 2010, primarily driven by the increase of our sales volume. To a lesser extent, the moderate increase of the average selling price also contributed to such growth.

        Units sold to our distributors and in our direct stores increased by 34.8%, 12.7% and 23.4% in 2008, 2009 and the nine months ended September 30, 2010, respectively, compared to the units sold in 2007, 2008 and the nine months ended September 30, 2009, respectively, primarily driven by an increase of the number of and aggregate floor area of the stores as a result of the improvement and expansion of our sales network.

        The average selling price for our products increased slightly during the three-year period ended December 31, 2009, due in part to slight increase of our unit costs during the same periods as a result of an increase in raw material prices for both our in-house production and contract manufacturers' production. Our average selling price increased slightly in the nine months ended September 30, 2010 from the nine months ended September 30, 2009, primarily due to the increased cost for our apparel products. Due to the annual seasonal pattern in our industry, the average selling price for our products in the first six months of a year is typically slightly lower than the annualized average selling price because our spring/summer collections generally are priced lower than our fall/winter collections due to the slightly lower costs of raw materials for our spring/summer collections.

        The fluctuations of the unit cost in the periods presented in the table above in general reflected the fluctuations in raw material prices over the relevant periods.

        Sales to Distributors.    We sell substantially all of our products to third-party distributors and sub-distributors who then sell the products to end-consumers through Zuoan retail stores operated by them. We expect that sales to distributors will continue to constitute a substantial majority of our total revenues for the foreseeable future. We recognize these revenues when the risk or ownership of our products is transferred to the distributors, which is typically when our products are delivered to them. Our distributors are generally not allowed to return our products except where defective. We sell products to our distributors at a discount from our suggested retail prices, which historically has been set at 65% off of the suggested retail prices. In determining the suggested retail prices of our products, we usually take into account, among other factors, the prevailing market conditions, cost of design, cost of raw materials and production, and prices set by competitors operating comparable domestic or international brands for similar products. Distributors must adopt, and are required to procure their sub-distributors to adopt, a uniform suggested retail price for each of our products across the market in China, provided, however, that individual distributors or sub-distributors may launch special offers with our prior consent. We generally allow distributors and sub-distributors to offer up to 15% discount for in-season products. We also generally give distributors and sub-distributors the discretion to set their own discounted prices to promote sales of out-of-season products. As of September 30, 2010, there were a total of 1,044 Zuoan retail stores operated by 10 distributors and 258 sub-distributors.

        Revenues generated from sales to distributors are primarily driven by:

  •
  the aggregate number of the retail stores operated by our distributors and sub-distributors under our brand;

  •
  the aggregate floor area of the retail stores operated by our distributors and sub-distributors under our brand; and

  •
  the sales volume achieved by the retail stores operated by our distributors and sub-distributors under our brand.

        Future growth of revenues generated from our sales to distributors will depend significantly upon our ability to expand Zuoan retail stores into new locations in China and further increase same store sales. We plan to coordinate with our distributors to renovate up to 100 of their stores each year at our cost. We expect to incur approximately RMB24 million (US$3.6 million) in expenses each year over the next three years in connection with the completion of the renovation and improvements of these retail stores. We intend to fund this planned expansion in part from the proceeds of this offering.

        Direct Store Sales.    We also derive revenues from sales through our direct stores. We recognize revenues from sales of our products in our direct stores at the end of each month in which such products are sold to the end-consumers. Direct store sales are comprised of sales proceeds from end-consumers less, in the case of direct stores located in department stores or shopping malls, certain surcharges collected by the department store or shopping mall. Our direct stores are directly operated and managed by us. As a result, compared with the retail stores operated by our distributors, we have better control over our direct stores, including marketing strategies, store lay-out and decoration, services, quality of sales personnel and retail prices. We are able to achieve higher gross margins from our direct store sales because we do not need to go through a distributor or sub-distributor to sell our products and because we recognize expenses relating to our direct stores as selling and distribution expenses.

        Cost of Sales.    Cost of sales comprises costs of contract manufacturing, in-house production and provision for slow-moving inventory. Cost of sales is recognized when revenues from the corresponding product are recognized.

        Contract Manufacturing Costs.    Contract manufacturing costs comprise fees paid to contract manufacturers for the production of finished apparel and accessories purchased by us. We outsource the production of most of our products to third-party contract manufacturers. We anticipate that our contract manufacturing costs will increase as sales volume increases and as we shift to more contract manufacturing. Our contract manufacturing costs are dependent on the volume and the product mix of the products ordered. We are able to manage our contract manufacturing costs by maintaining relations with multiple contract manufacturers. In addition, we typically order in large volumes from our contract manufacturers to obtain volume-based discounts. We anticipate that our contract manufacturers' costs may increase in 2011 due to the general increase in labor costs and raw material costs in China, which may be passed on to us by the contract manufacturers. However, we believe that we will be able to offset the negative impact of such increase by passing the increased costs on to our customers, as we have done in the past. In addition, as our sales are expected to grow, we expect to be able to negotiate more favorable prices with our contract manufacturers as we increase the volume of our purchases.

        In-house Production Costs.    In-house production costs comprise primarily direct material costs, direct labor costs and production overhead.

  •
  Direct Material Costs.  Direct materials comprise raw materials, such as fabrics (including cotton, denim and synthetic materials) and fasteners (including zips, buttons and buckles) and are sourced from various suppliers located in Fujian Province and Guangdong Province in China.

  •
  Direct Labor Costs.  Direct labor costs primarily consist of compensation to our production workers at our production facility in Jinjiang, Fujian Province.

  •
  Production Overhead.  Production overhead includes costs relating to our in-house production such as compensation costs for production management personnel, rental expenses for our production facility, utility and maintenance expenses, social security costs for our in-house production workers and staff, and depreciation of plant and machinery.

        Provision for Slow-moving Inventory.    We make provisions for slow-moving inventory for any products that remain unsold after their respective sale seasons. We typically produce approximately 5% more products than orders we received during sales fairs in order to meet any unscheduled demands. We have not made any provisions for slow-moving inventory in 2009 and the nine months ended September 30, 2010. In 2007 and 2008, we made provisions in the amount of RMB2.6 million and RMB0.2 million for slow-moving inventory, respectively, for our products that remained unsold after their respective sale seasons, because we over-produced by 10% for unscheduled demand in 2006 and 2007. We subsequently disposed of those inventories at cost and realized utilization of provision for slow-moving inventory upon disposal in 2008 and 2009.

        Other Income.    Other income comprises mainly interest income from bank balances. In addition, our other income was substantially higher in 2008, primarily due to our receipt of a one-time payment of RMB1.4 million from Fujian Aidu Garment Manufacturing Co., Ltd. or Fujian Aidu, in July 2008 as compensation for the termination of the agreement relating to the purchase of our production facility in Jinjiang, Fujian Province.

        Operating Expenses.    Operating expenses comprise selling and distribution expenses and administrative expenses.

        Selling and Distribution Expenses.    Selling and distribution expenses comprise compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibition and fashion fair expenses, advertising and marketing promotion expenses, reimbursement to distributors for regional advertisements and the cost of renovation and fittings such as shelving, mannequins and hangers for Zuoan retail stores and expenses relating to our direct stores such as rental expenses, administrative expenses, staff salaries, utilities expenses and transportation charges.

        Administrative Expenses.    Administrative expenses comprise compensation and related expenses for our management and administrative personnel, depreciation of plant and equipment, rental expenses of our administrative office in Shishi City, Fujian Province, or Shishi, and our design and product development centers in Shanghai and Zhongshan, office-related expenses and loss on disposal of raw material inventory.

        We expect our operating expenses will generally increase over time as we continue to expand our business. Our selling and distribution expenses are expected to increase as we continue to grow Zuoan retail stores and flagship stores. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

        Finance Costs.    Finance costs comprise interest expenses on interest-bearing bank borrowings in relation to working capital purposes.

Taxation

        Cayman Islands.    Our holding company in the Cayman Islands is not subject to income or capital gains tax.

        British Virgin Islands.    Our wholly owned subsidiary, Fast Boost Group Holdings Limited, formed in the British Virgin Islands, is not subject to income or capital gains tax.

        Hong Kong.    Our wholly owned subsidiary, Champion Goal Holdings Limited, or Champion Goal, held through Fast Boost Group Holdings Limited, was incorporated in Hong Kong. Champion Goal is an investment holding company without assessable profit, and has not been subject to any Hong Kong taxation since its incorporation.

        China.    On March 16, 2007, the National People's Congress, the PRC legislature, enacted the New EIT Law. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the New EIT Law Implementation Regulations. Both the New EIT Law and the New EIT Law Implementation Regulations became effective on January 1, 2008. Under the New EIT Law and the New EIT Law Implementation Regulations, foreign-invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25% unless otherwise specified. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years of the effective date of the New EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term under the relevant tax law and regulations prior to promulgation of the New EIT Law may continue to enjoy such treatment until the fixed term expires.

        Our wholly owned subsidiary, Shishi Zuoan, held through Champion Goal, was incorporated in Shishi on April 29, 2002. Shishi Zuoan is currently the only operating subsidiary of our group. The normal PRC enterprise income tax applicable to Shishi Zuoan was 33% in 2007. However, since Shishi Zuoan is located in one of the Coastal Economic Open Zones, the applicable tax rate to Shishi Zuoan in 2007 was 27%. In accordance with the New EIT Law, the enterprise income tax rates for both domestic and foreign enterprise have been set at 25%. As such, the applicable tax rate for Shishi Zuoan in 2008 and 2009 was 25%.

        The New EIT Law provides that PRC "resident enterprises" are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC "resident enterprise," we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations. In addition, if we are treated as a PRC "resident enterprise," although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as "tax-exempted income," we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. The New EIT Law provides that enterprises established outside of China with "de facto management bodies" located in China are considered "resident enterprises." Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining "de facto management body." See "Risk Factors—Risks Related to Doing Business in China—Under the New EIT law, we may be considered a PRC 'resident enterprise.' As a result, we may be subject to 25% PRC enterprise income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC tax on dividends paid by us and gains realized on their transfers of our ADSs or ordinary shares."

        In addition, under the New EIT Law and its implementation regulations, dividends payable to foreign investors are subject to PRC withholding tax at the rate of 10% unless the foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding tax rate. Pursuant to a bilateral arrangement between Hong Kong and China, dividends paid by Shishi Zuoan to Champion Goal, its immediate holding company, may be subject to reduced withholding tax at the rate of 5% because Shishi Zuoan is 100% (more than 25%) held by Champion Goal. According to relevant subsequent rules promulgated by the State Administration of Taxation, non-resident enterprises that cannot provide valid supporting documents as "beneficiary owners" of the relevant dividends that derived from China are not be entitled to the tax treaty benefits. We may not be able to enjoy the preferential withholding tax rate of 5% under the tax treaty and therefore will be subject to withholding tax at a rate of 10% with respect to dividends to be paid by Shishi Zuoan to Champion Goal because Champion Goal may not qualify as a beneficial owner of such dividends. See "Risk Factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty."

        Our overall effective tax rate was 27.8%, 24.6%, 25.4% and 27.3% in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively.

        Pursuant to the PRC Value-Added Tax Provisional Regulations, promulgated by the State Council on December 13, 1993, as amended on November 5, 2008 (effective on January 1, 2009), and the Detailed Rules for the Implementation of the PRC Interim Regulations on Value-Added Taxes, promulgated on December 25, 1993 and amended on December 15, 2008 (effective on January 1, 2009), all entities and individuals engaged in selling goods, providing repair and placement services or importing goods into the PRC are generally subject to a value-added tax, or VAT, at a rate of 17% (with the exception of certain goods subject to a rate of 13% or lower) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on goods or services purchased and utilized in the production of goods or provision of services that have generated the gross sales proceeds.

Critical Accounting Policies

        Critical accounting policies are defined as those that involve significant judgment and uncertainty and that could potentially result in materially different results under different assumptions and conditions. We prepare financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods reported. Our principal accounting policies and information about critical estimates are set forth in Notes 3 and 26 to our audited consolidated financial statements. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations of the future changes based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        We believe that the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate or because they require judgment and estimation.

  Financial Instruments

        We evaluate financial instruments, including convertible loans and other debt instruments, according to the substance of the contractual agreements and in consideration of International Accounting Standards, or IAS, No. 32 and No. 39. These standards require us to make judgments about liability and equity features of the instruments, and also to evaluate if any element of the instrument, including embedded features, is a derivative. We have determined that that none of our current financial instruments contain derivatives.

  Impairment of Trade Receivables

        We assess the collectability of trade receivables on an ongoing basis. This estimate is based on the credit history of customers and current market conditions. We reassesses the impairment losses at each balance sheet date and make provisions, if necessary. Historically, we have not experienced material losses and have not determined it necessary to record any significant provisions.

  Net Realizable Value of Inventories

        Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition. Additionally, changes in fashion and other competitive challenges could impact our estimates. Historically, we have experienced limited obsolescence and therefore, our estimated provisions have been limited. Allowances for inventory obsolescence amounting to RMB2.6 million, RMB0.2 million and nil are recorded in our financial statements as of December 31, 2007, 2008 and 2009, respectively.

  Income Tax

        We are liable for income taxes in China. Significant judgment is required in determining the provision for income taxes. There are also claims for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final outcome of these tax matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact matters related to timing or utilization of tax benefits or deductions, adjustments to the recorded amount of net current and deferred tax assets and tax expense would be made.

  Share-Based Compensation

        In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital immediately following the completion of this offering, assuming full exercise of all awards that may be granted under the plan. In December 2010, our board authorized the grant of restricted shares to Mr. Chi Hon Tsang, our chief financial officer, in the amount of 0.5% of our issued share capital immediately following the completion of this offering on a fully diluted basis under the 2010 Equity Incentive Plan, effective upon the completion of this offering.

        Additionally, in November 2010, Fame Brilliant, which is wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, our chairman and chief executive officer, entered into a share purchase agreement with Mr. Chaoshen Wang whereby Fame Brilliant agreed to sell our ordinary shares held by it in an amount of up to 3% of the issued and outstanding shares of our company after this offering, or the aggregate purchase shares, to Mr. Wang in recognition of his contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant the aggregate purchase shares at 85% of the public offering price for our ordinary shares in this offering. Such right will vest in installments over a period of three years commencing from the completion of the offering, contingent upon Mr. Wang's continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, will vest six months after the completion of this offering, and the second installment, equal to one-sixth of the aggregate purchase shares, will vest one year after the completion of this offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years.

        We will recognize share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the share purchase agreement between Fame Brilliant and Mr. Wang in our statements of comprehensive income based on the fair value of the equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award.

        The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We will consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from these estimates.

        We will determine the fair value of share options granted to employees and directors under the 2010 Equity Incentive Plan using option pricing models, which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised.

        For shares granted to employees, the fair value of the shares will be measured as the difference between the market price of our ordinary shares, adjusted to take into account the terms and conditions upon which the shares were granted (except for vesting conditions that are excluded from the measurement of fair value) and the purchase price of the grant. Adjustments to the market price of our ordinary shares could arise, for example, if the employee is not entitled to receive dividends during the vesting period.

        The share-based compensation expenses will be categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	% of Total Revenues	% of Total Revenues	% of Total Revenues	% of Total Revenues	% of Total Revenues
Revenues:
Sales to distributors	100.0	100.0	97.2	98.2	96.2
Direct store sales	—	—	2.8	1.8	3.8

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of sales	(60.4)	(59.4)	(59.3)	(59.9)	(58.8)
Gross profit	39.6	40.6	40.7	40.1	41.2
Other income	0.1	0.3	0.1	0.2	0.1
Selling and distribution expenses	(7.6)	(8.3)	(7.7)	(5.7)	(7.2)
Administrative expenses	(2.9)	(3.1)	(3.2)	(2.8)	(4.5)
Finance costs	(0.1)	(0.1)	(0.1)	(0.1)	(1.0)

Profit before taxation	29.2	29.4	29.8	31.5	28.6
Income tax expense	(8.1)	(7.2)	(7.6)	(7.9)	(7.8)

Profit after taxation	21.0	22.2	22.2	23.6	20.8

  Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

        Revenues.    Total revenues increased by 25.4% from RMB489.7 million for the nine months ended September 30, 2009 to RMB613.9 million (US$91.8 million) for the nine months ended September 30, 2010.

  •
  Sales to Distributors.  Sales to distributors increased by 22.8% from RMB480.7 million for the nine months ended September 30, 2009 to RMB590.3 million (US$88.2 million) for the nine months ended September 30, 2010. This growth was primarily driven by increased sales volume to distributors, which rose by 22.0% from 4.1 million units for the nine months ended September 30, 2009 to 5.0 million units for the nine months ended September 30, 2010, as well as a slight increase in the average selling price per unit due to higher costs for raw materials used in our 2010 fall/winter collection. The increase in sales volume was primarily driven by the expansion of our sales network as a result of the increase in the number and aggregate floor area of Zuoan retail stores. The number of Zuoan retail stores increased by 9.5% from 953 as of September 30, 2009 to 1,044 as of September 30, 2010, with aggregate floor area increasing from 63,332 square meters to 70,745 square meters.

  •
  Direct Store Sales.  We started operating our direct stores in April 2009. Direct store sales increased significantly from RMB9.0 million for the nine months ended September 30, 2009 to RMB23.6 million (US$3.5 million) for the nine months ended September 30, 2010, primarily driven by increased sales volume in our direct stores as well as an increase in the average selling price per unit due to higher costs for raw materials used in our 2010 fall/winter collection. The sales volume in our direct stores rose by 119.6% from 56,000 units for the nine months ended September 30, 2009 to 123,000 units for the nine months ended September 30, 2010, primarily due to an increase in the number and aggregate floor area of our direct stores. The number of our direct stores increased from 15 stores as of September 30, 2009 to 31 stores as of September 30, 2010, with aggregate floor area increasing from 1,264 square meters to 2,512 square meters.

        Cost of Sales.    Cost of sales increased by 22.9% from RMB293.6 million for the nine months ended September 30, 2009 to RMB360.8 million (US$53.9 million) for the nine months ended

September 30, 2010. Cost of sales as a percentage of our revenues decreased slightly from 59.9% for the nine months ended September 30, 2009 to 58.8% for the nine months ended September 30, 2010.

  •
  Contract Manufacturing Costs.  Contract manufacturing costs increased by 25.1% from RMB270.4 million for the nine months ended September 30, 2009 to RMB338.3 million (US$50.6 million) for the nine months ended September 30, 2010. This increase was primarily due to the increased volume of purchases from contract manufacturers as a result of increased sales volume. As a percentage of total cost of sales, contract manufacturing costs increased slightly from 92.1% for the nine months ended September 30, 2009 to 93.8% for the nine months ended September 30, 2010.

  •
  In-house Production Costs.  In-house production costs decreased by 3.8% from RMB23.4 million for the nine months ended September 30, 2009 to RMB22.5 million (US$3.4 million) for the nine months ended September 30, 2010. This decrease was primarily due to the slight decrease in our in-house production. As a percentage of total cost of sales, in-house production costs decreased from 8.0% for the nine months ended September 30, 2009 to 6.2% for the nine months ended September 30, 2010.

        Gross Profit and Gross Profit Margin.    As a result of the foregoing, gross profit increased by 29.0% from RMB196.1 million for the nine months ended September 30, 2009 to RMB253.1 million (US$37.8 million) for the nine months ended September 30, 2010. Gross profit margin increased from 40.1% to 41.2% during the same periods.

        Other Income.    Other income increased by 59.1% from RMB0.4 million for the nine months ended September 30, 2009 to RMB0.6 million (US$0.1 million) for the nine months ended September 30, 2010. This increase was primarily due to the increased interest income from our bank balances.

        Selling and Distribution Expenses.    Selling and distribution expenses increased by 57.9% from RMB28.0 million for the nine months ended September 30, 2009 to RMB44.2 million (US$6.6 million) for the nine months ended September 30, 2010. This increase was primarily due to a RMB13.1 million increase in advertising and promotion expenses in China following our participation in a 2009 environmental protection campaign in Copenhagen, Denmark, as well as RMB9.4 million increases of retail store shelving expenses and direct store-related expenses as a result of the expansion of our sales network, partially offset by the termination of the 3% brand promotion allowance to our distributors beginning in 2010. As a percentage of our revenues, selling and distribution expenses increased from 5.7% for the nine months ended September 30, 2009 to 7.2% for the nine months ended September 30, 2010.

        Administrative Expenses.    Administrative expenses increased by 104.6% from RMB13.6 million for the nine months ended September 30, 2009 to RMB27.9 million (US$4.2 million) for the nine months ended September 30, 2010. This increase was primarily due to (i) professional fees of RMB5.0 million (US$0.7 million) in connection with our previously proposed listing in Singapore, (ii) exchange loss of RMB2.9 million (US$0.4 million) related to the translation of our convertible loans from Singapore dollar to Renminbi, and (iii) a one-time payment of S$0.6 million (US$0.4 million) to Phillip Ventures Enterprise Fund 2 Ltd., or Phillip Ventures, as consideration for extending the maturity of the 2008 convertible loan. Administrative expenses as a percentage of our revenues increased from 2.8% for the nine months ended September 30, 2009 to 4.5% for the nine months ended September 30, 2010.

        Finance Costs.    Finance costs increased significantly from RMB0.7 million for the nine months ended September 30, 2009 to RMB6.1 million (US$0.9 million) for the nine months ended September 30, 2010. This increase was primarily due to the increase in the interest-bearing bank borrowings for working capital purposes to fund our business expansion and the accrued interest on our convertible loans with a private investor amounting to RMB4.6 million.

        Income Tax Expense.    Income tax expense increased by 23.2% from RMB38.8 million for the nine months ended September 30, 2009 to RMB47.8 million (US$7.1 million) for the nine months ended September 30, 2010. This increase was primarily due to increases in our revenue and pre-tax income. Our effective tax rate was 25.2% and 27.3% for the nine months ended September 30, 2009 and 2010, respectively.

        Profit after Taxation.    As a result of the foregoing, we had profit after taxation of RMB127.7 million (US$19.1 million) for the nine months ended September 30, 2010, representing an increase of 10.7% from profit after taxation of RMB115.4 million for the nine months ended September 30, 2009.

  Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        Revenues.    Total revenues increased by 15.8% from RMB598.3 million in 2008 to RMB693.1 million (US$103.6 million) in 2009.

  •
  Sales to Distributors.  Sales to distributors increased by 12.6% from RMB598.3 million in 2008 to RMB673.9 million (US$100.7 million) in 2009. This growth was primarily driven by increased sales volume to our distributors, which rose by 10.7% from 4.7 million units in 2008 to 5.2 million units in 2009, slightly enhanced by an increase in the average selling price per unit primarily due to an increase in our unit cost. The increase in sales volume was primarily driven by the expansion of our sales network as a result of the increase in the number and aggregate floor area of Zuoan retail stores. The number of Zuoan retail stores increased by 13.6% from 861 as of December 31, 2008 to 978 as of December 31, 2009, with the aggregate floor area increasing from 56,352 square meters to 64,687 square meters.

  •
  Direct Store Sales.  We started operating our direct stores in April 2009. We generated revenues of RMB19.2 million (US$2.9 million) from our direct stores in 2009. The aggregate floor area for our direct stores as of December 31, 2009 was 1,865 square meters.

        Cost of Sales.    Total cost of sales increased by 15.6% from RMB355.6 million 2008 to RMB411.2 million (US$61.5 million) in 2009. Cost of sales as a percentage of our revenues decreased slightly from 59.4% in the year ended December 31, 2008 to 59.3% in 2009.

  •
  Contract Manufacturing Costs.  Contract manufacturing costs increased by 16.8% from RMB322.5 million in 2008 to RMB376.5 million (US$56.3 million) in 2009. This increase was primarily due to the increased volume of purchase from our contract manufacturers as a result of increased sales volume. As a percentage of total cost of sales, contract manufacturing costs increased from 90.7% in 2008 to 91.6% in 2009.

  •
  In-house Production Costs.  In-house productions costs decreased by 3.9% from RMB36.2 million in 2008 to RMB34.8 million (US$5.2 million) in 2009. This decrease was primarily due to the decrease in our in-house production. As a percentage of total cost of sales, in-house production costs decreased from 10.2% in, 2008 to 8.5% in 2009.

        Gross Profit and Gross Profit Margin.    As a result of the foregoing, gross profit increased by 16.2% from RMB242.7 million in 2008 to RMB281.9 million (US$42.1 million) in 2009. Gross profit margin increased slightly from 40.6% in the year ended December 31, 2008 to 40.7% in 2009.

        Other Income.    Other income decreased by 49.6% from RMB1.8 million in 2008 to RMB0.9 million (US$0.1 million) in 2009. This decrease was primarily due to receipt of a one-time payment of RMB1.4 million from Fujian Aidu in July 2008 as compensation for the termination of the agreement relating to the purchase of our production facility in Jinjiang, Fujian Province.

        Selling and Distribution Expenses.    Selling and distribution expenses increased by 7.5% from RMB49.7 million in 2008 to RMB53.4 million (US$8.0 million) in 2009. This increase was primarily due to an RMB4.8 million increase in advertising and promotion expenses in connection with the environmental protection campaign in Copenhagen, Denmark in 2009, as well as increases of and direct store-related expenses as a result of the expansion of our sales network. As a percentage of our revenues, selling and distribution expenses decreased from 8.3% in 2008 to 7.7% in 2009.

        Administrative Expenses.    Administrative expenses increased by 19.4% from RMB18.6 million in 2008 to RMB22.2 million (US$3.3 million) in 2009. This was primarily due to professional fees of RMB2.3 million incurred in connection with our previously proposed listing in Singapore and the exchange loss of RMB1.1 million (US$0.2 million) related to the translation of our convertible loans from Singapore dollars into Renminbi. Administrative expenses as a percentage of revenues increased slightly from 3.1% in the year ended December 31, 2008 to 3.2% in 2009.

        Finance Costs.    Finance costs increased by 182.8% from RMB0.4 million in 2008 to RMB1.0 million (US$0.1 million) in 2009. This was primarily due to the increase in interest-bearing bank borrowings for working capital purposes to fund our business expansion.

        Income Tax Expense.    Income tax expense increased by 21.2% from RMB43.2 million in 2008 to RMB52.4 million (US$7.8 million) in 2009. This increase was primarily due to increases in our revenue and pre-tax income.

        Profit after Taxation.    As a result of the foregoing, we had profit after taxation of RMB153.9 million (US$23.0 million) in 2009, representing an increase of 16.0% from profit after taxation of RMB132.7 million in 2008.

  Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Revenues.    Total revenues increased by 37.7% from RMB434.5 million in 2007 to RMB598.3 million in 2008. This growth was primarily driven by increased sales volume to our distributors, which rose by 34.8% from 3.5 million units in 2007 to 4.7 million units in 2008, slightly enhanced by an increase in the average selling price per unit primarily due to an increase in unit cost. We opened 109 new retail stores through our distributors in 2008. With the cooperation of our distributors, we renovated 119 existing retail stores to expand the floor area and implement our new layout and design in 2008. As a result, the aggregate floor area of Zuoan retail stores operated by our distributors increased from approximately 50,690 square meters in 2007 to approximately 56,352 square meters in 2008.

        Cost of Sales.    Total cost of sales increased by 35.6% from RMB262.3 million in 2007 to RMB355.6 million in 2008. Cost of sales as a percentage of our revenues decreased slightly from 60.4% to 59.4% during the same periods.

  •
  Contract Manufacturing Costs.  Contract manufacturing costs increased by 43.8% from RMB224.2 million in 2007 to RMB322.5 million in 2008. This increase was primarily due to an increase in our purchase volume from our contract manufacturers as a result of the increased market demand for our products. As a percentage of total cost of sales, contract manufacturing costs increased from 85.5% in 2007 to 90.7% in 2008.

  •
  In-house Production Costs.  In-house productions costs increased by 2.2% from RMB35.4 million in 2007 to RMB36.2 million in 2008. This increase was primarily due to the increase in our in-house production. As a percentage of total cost of sales, in-house production costs decreased from 13.5% in 2007 to 10.2% in 2008.

        Gross Profit and Gross Profit Margin.    As a result of the foregoing, gross profit increased by 41.0% from RMB172.2 million in 2007 to RMB242.7 million in the year ended December 31, 2008. Gross margin increased slightly from 39.6% in the year ended December 31, 2007 to 40.6% in the year ended December 31, 2008.

        Other Income.    Other income increased significantly from RMB0.4 million in 2007 to RMB1.8 million in 2008. This increase was primarily due to our receipt of a one-time payment of

RMB1.4 million from Fujian Aidu in July 2008 as compensation for the termination of the agreement relating to the purchase of our production facility in Jinjiang, Fujian Province.

        Selling and Distribution Expenses.    Selling and distribution expenses increased by 50.7% from RMB33.0 million in 2007 to RMB49.7 million in 2008. This increase was primarily due to increased sales and marketing activities, the opening of new retail stores and the renovation and expansion of our existing stores. As a percentage of revenues, selling and distribution expenses increased from 7.6% in 2007 to 8.3% in 2008.

        Administrative Expenses.    Administrative expenses increased by 46.2% from RMB12.7 million in 2007 to RMB18.6 million in 2008. This increase was primarily due to the hiring of additional personnel and other increased expenses as a result of our business expansion and a general increase in employee salaries in the amount of RMB2.5 million, a loss of RMB1.0 million on disposal of obsolete plant, equipment and raw materials and an increase in rental expenses of RMB1.6 million. Administrative expenses as a percentage of revenues increased from 2.9% in 2007 to 3.1% in 2008.

        Finance Costs.    Finance costs increased by 56.5% from RMB0.2 million in 2007 to RMB0.4 million in 2008. This increase was primarily due to the increase of the average interest-bearing bank borrowings balances.

        Income Tax Expense.    Income tax expense increased by 22.5% from RMB35.3 million in 2007 to RMB43.2 million in 2008. This increase was primarily due to increases in revenues and pre-tax income.

        Profit after Taxation.    As a result of the foregoing, we had profit after taxation of RMB132.7 million in 2008, representing an increase of 45.1% from profit after taxation of RMB91.4 million in 2007.

Our Selected Quarterly Results of Operations

        The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the seven quarters in the period from January 1, 2009 to September 30, 2010. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Quarter-to-quarter comparison of operating results should not be relied upon as being indicative of future performance.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31 2009	March 31, 2010	June 30, 2010	September 30, 2010
	(unaudited) (in thousands of RMB)
Revenues	103,924	129,977	255,792	203,396	146,822	155,999	311,057
Cost of sales	(62,576)	(78,676)	(152,309)	(117,604)	(85,750)	(92,049)	(182,991)

Gross profit	41,348	51,301	103,483	85,792	61,072	63,950	128,066
Other income	93	155	133	517	150	201	255
Selling and distribution expenses	(1,687)	(6,422)	(19,903)	(25,361)	(17,076)	(12,858)	(14,283)
Administrative expenses	(5,630)	(3,938)	(4,065)	(8,543)	(8,145)	(5,717)	(14,023)
Finance costs	(168)	(173)	(349)	(328)	(1,739)	(1,883)	(2,441)

Profit before taxation	33,956	40,923	79,299	52,077	34,262	43,693	97,574
Income tax expenses	(8,775)	(10,448)	(19,601)	(13,533)	(13,086)	(8,094)	(26,666)

Profit after taxation	25,181	30,475	59,698	38,544	21,176	35,599	70,908

        As is common in the fashion industry, seasonality is a significant factor affecting our results of operations. Generally, the third and fourth quarters, during which our fall/winter collections are sold, account for a higher portion of our annual revenues than the first and second quarters. Other factors, however, may cause our quarterly operating results to fluctuate, including, among others, general demand in the menswear market, general and administrative expenses and finance costs.

  Revenues

        Our quarterly revenues experienced seasonal fluctuations in the period from January 1, 2009 to September 30, 2010, with significantly higher revenues generated in the third and fourth quarters of 2009 and the third quarter of 2010 than the other quarters. See "Risk Factors—Risks Relating to Our Business—Our business is susceptible to seasonal fluctuations and extreme or unexpected weather conditions." Our significant increases in revenues in the third and fourth quarters of 2009 and the third quarter of 2010 were primarily attributable to sales of our fall/winter collections, which are typically priced higher than our spring/summer collections and consist of more types of products. Our revenues decreased from the fourth quarter of 2009 to the first and second quarters of 2010 primarily as a result of typical seasonal revenue patterns.

  Gross Profit

        Our quarterly gross profit in the six quarters from January 1, 2009 to September 30, 2010 generally followed the trend of our revenues in these quarters and reflected the annual seasonal pattern.

  Selling and Distribution Expenses

        Selling and distribution expenses increased significantly starting from the second quarter of 2009, generally due to increased retail store shelving expenses as a result of the expansion and renovation of Zuoan retail stores and direct store-related expenses as we started operating our direct stores in April 2009. The increases in selling and distribution expenses in the third and fourth quarters of 2009 also reflected the cost to us in reimbursing our distributors for their promotional expenses in the amount of RMB7.5 million and RMB5.8 million, respectively, which reimbursement was terminated from the beginning of 2010. In addition, we incurred RMB10.3 million and RMB13.4 million, respectively, in advertising expenses in the fourth quarter of 2009 and the first quarter of 2010 due to our sponsorship of the environmental protection campaign in Copenhagen, Denmark.

  Administrative Expenses

        Administrative expenses increased significantly in the fourth quarter of 2009 and the first and third quarters of 2010. The increase in the fourth quarter of 2009 was primarily due to professional fees of RMB1.2 million incurred in connection with our previously proposed listing in Singapore and an RMB1.1 million loss on the convertible loan, due to translation of the loan amount from Singapore dollars to Renminbi. The increase in the first quarter of 2010 was primarily due to a one-time payment of S$0.6 million (US$0.4 million) to Phillip Ventures as consideration for extending the maturity of the 2008 convertible loan. The significant increase in our administrative expenses in the third quarter of 2010 was primarily due to professional fees in the amount of RMB4.9 million in connection with our previously proposed listing in Singapore and an RMB2.3 million exchange loss on the convertible loans due to translation of the loan amount from Singapore dollars to Renminbi.

        We may experience fluctuations in our quarterly results of operations after this offering, for the reasons given above or other reasons, which may be significant.

Our Liquidity and Capital Resources

        Our primary cash requirements are to finance working capital requirements and capital expenditures, including the opening of new, directly operated flagship stores, renovating our existing retail stores, establishing our new logistics center in Shishi and upgrading and expanding our existing production facilities. Historically, our principal sources of liquidity have been cash generated from our operating activities, sale of our ordinary shares and convertible loans through private placements and borrowings from the PRC commercial banks.

        We had cash and cash equivalents, consisting of cash on hand and cash at bank of RMB141.6 million (US$21.2 million) and RMB238.5 million (US$35.6 million) as of December 31, 2009 and September 30, 2010, respectively. We had bank facilities of RMB33.0 million (US$4.9 million) and RMB67.9 million (US$10.1 million) as of December 31, 2009 and September 30, 2010, respectively. As of September 30, 2010, we have unutilized bank facilities of RMB20.9 million (US$3.1 million). We had no material capital commitments as of September 30, 2010.

        We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance, the remaining funds available under our credit facilities and proceeds from this offering.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)
	(in thousands)
Operating profit before working capital changes	130,064	177,124	207,556	31,022	155,085	181,458	27,122
Trade and other receivables	(29,102)	(38,926)	(73,388)	(10,969)	(122,564)	(98,357)	(14,701)
Prepayments	(10,400)	22,600	(2,436)	(364)	(2,242)	(3,753)	(561)
Fixed deposits pledged	—	(5,905)	3,730	558	3,270	1,400	209
Inventory	(14,266)	42,068	(9,090)	(1,359)	(6,738)	(8,467)	(1,266)
Trade and other payables	4,527	22,503	(35,238)	(5,267)	5,854	10,280	1,537

Cash generated from operations	80,823	219,464	91,134	13,621	32,665	82,561	12,340
Interest paid	(230)	(360)	(1,018)	(152)	(690)	(1,422)	(213)
Income tax paid	(27,348)	(44,322)	(48,844)	(7,301)	(29,244)	(34,713)	(5,188)

Net cash from operating activities	53,245	174,782	41,272	6,169	2,731	46,426	6,939
Net cash from/(used in) investing activities	(391)	(284)	233	35	303	(718)	(107)
Net cash from/(used in) financing activities	(55,000)	(127,515)	29,439	4,400	31,265	51,206	7,654

Net increase/(decrease) in cash and cash equivalents	(2,146)	46,983	70,944	10,604	34,299	96,914	14,485
Cash and cash equivalents at beginning of the period	25,788	23,642	70,625	10,556	70,625	141,569	21,160

Cash and cash equivalents at end of the period	23,642	70,625	141,569	21,160	104,924	238,483	35,645

  Operating Activities

        Historically, we have financed our operating activities primarily through cash generated from operations and financing activities.

        Net cash provided by operating activities was RMB46.4 million (US$6.9 million) for the nine months ended September 30, 2010. This was primarily attributable to (i) our profit before taxation of RMB175.5 million (US$26.2 million) and (ii) the increase in trade and other payables of RMB10.3 million (US$1.5 million) due to unpaid value-added tax for the third quarter of 2010 and accrual of professional fees in connection with this offering, partially offset by (i) the increase in our trade and other receivables of RMB98.4 million (US$14.7 million) in connection with the delivered products for our 2010 fall/winter collection, the payments for which were not due before September 30,

2010, and (ii) the increase of inventory of RMB8.5 million (US$1.3 million) due to the stocking of finished products for our direct stores and undelivered products for our 2010 fall/winter collection. We also paid an income tax in the amount of RMB34.7 million (US$5.2 million).

        Net cash from operating activities was RMB41.3 million (US$6.2 million) in 2009. This was primarily attributable to our profit before taxation of RMB206.3 million (US$30.8 million) due to increases in sales volume of our products and the decrease in pledging of fixed deposits of RMB3.7 million (US$0.6 million) for the purpose of securing bills payable, partially offset by (i) the increase of trade and other receivables of RMB73.4 million (US$11.0 million), which reflected the overall increase in market demand for our products, (ii) the increase of inventory of RMB9.1 million (US$1.4 million) as a result of the stocking of finished products for our direct stores, (iii) the increase of other current assets of RMB2.4 million (US$0.4 million) as a result of the prepayment of professional fees incurred in connection with the preparation for our previously proposed listing in Singapore, and (iv) the decrease of trade and other payables of RMB35.2 million (US$5.3 million), which reflected the early delivery of our 2009 fall/winter collection from contract manufacturers and early settlement of the trade and other payables due to the early arrival of winter in China in 2009. In addition, we paid an income tax in the amount of RMB48.8 million (US$7.3 million).

        Net cash provided from operating activities was RMB174.8 million in 2008. This was primarily attributable to (i) our profit before taxation of RMB175.9 million due to increases in sales volume of our products, (ii) the decrease of other current assets of RMB22.6 million as a result of the refund of the deposit paid to Fujian Aidu for the purchase of the production facility in Jinjiang, Fujian Province, (iii) the decrease of inventory of RMB42.1 million, which reflected the late delivery of our products by our contract manufacturers, and (iv) the increase in trade and other payables of RMB22.5 million in line with the expansion of our business activities. This was partially offset by (i) the increase of trade and other receivables of RMB38.9 million, which reflected the overall increase in market demand for our products, (ii) the increase in pledging of fixed deposits in the amount of RMB5.9 million for the purpose of securing bills payable, and (iii) income tax in the amount of RMB44.3 million.

        Net cash from operating activities was RMB53.2 million in 2007. This was primarily attributable to (i) our profit before taxation of RMB126.7 million due to increases in sales volume of our products and (ii) the increase of trade and other payables of RMB4.5 million in line with the expansion of our business activities, partially offset by (i) the increase of trade and other receivables of RMB29.1 million, which reflected the overall increase in market demand for our products, (ii) the increase of other current assets of RMB10.4 million as a result of the payment of deposit to Fujian Aidu for the purchase of the production facility in Jinjiang, Fujian Province, (iii) the increase of inventory of RMB14.3 million due to the earlier delivery of our products by our contract manufacturers before the end of the fiscal year, and (iv) an income tax in the amount of RMB27.3 million.

  Investing Activities

        Cash used in investing activities is primarily related to acquisition of property, equipment and motor vehicles for office and internal production use. Our cash generated from investing activities is primarily related to bank interests. We experienced net cash outflows from investing activities in 2007, 2008 and the nine months ended September 30, 2010, and generated cash inflows from investing activities in 2009.

        Net cash used in investing activities was RMB0.7 million (US$0.1 million) for the nine months ended September 30, 2010, primarily due to purchase of property, plant and equipment in the amount of RMB1.3 million (US$0.2 million).

        Net cash from investing activities was RMB0.2 million (US$0.03 million) in 2009, primarily due to bank interest income of RMB0.5 million (US$0.07 million), partially offset by the payments for acquisition of office equipment and motor vehicles in the amount of RMB0.3 million (US$0.04 million).

        Net cash used in investing activities was RMB0.3 million in 2008, primarily due to the payment of RMB0.7 million for the acquisition of property, plant and equipment, which was partially offset by (i) the interest of RMB0.4 million received from bank deposits and (ii) the proceeds of RMB32,000 received from disposal of plant and equipment.

        Net cash used in investing activities was RMB0.4 million in 2007, due primarily to the payment of RMB0.8 million for the acquisition of plant and equipment for office use and in-house production, which was partially offset by the interest of RMB0.4 million received from bank deposits.

  Financing Activities

        Cash from financing activities primarily consists of proceeds from the sale of our ordinary shares, borrowings from the PRC commercial banks, and borrowing of convertible loans from a private investor. Cash used in financial activities primarily consists of dividend payments. We declared and distributed dividends in 2007 and 2008.

        Net cash from financing activities was RMB51.2 million (US$7.7 million) for the nine months ended September 30, 2010, primarily attributable to (i) bank loans of RMB48.0 million (US$7.2 million) for working capital purposes and (ii) convertible loans of RMB21.3 million (US$3.2 million) obtained from a private investor. This was partially offset by the repayment of RMB18.1 million (US$2.7 million) of our bank loans.

        Net cash provided from financing activities was RMB29.4 million (US$4.4 million) in 2009, primarily due to (i) bank loans of RMB18.6 million (US$2.8 million) for working capital purposes and (ii) convertible loans of RMB19.4 million (US$2.9 million) obtained from a private investor. This was partially offset by the repayment of RMB8.6 million (US$1.3 million) of our bank loans.

        Net cash used in financing activities was RMB127.5 million in 2008, due primarily to (i) the payment of RMB140.0 million as dividends to our shareholders and (ii) repayment of bank loans in the amount of RMB2.5 million. This was partially offset by (i) proceeds of RMB7.9 million from the issuance of new shares and (ii) a bank loan of RMB7.1 million.

        Net cash used in financing activities was RMB55.0 million in 2007, due primarily to (i) the payment of RMB55.0 million as dividends to our shareholders and (ii) the repayment of a bank loan in the amount of RMB2.5 million, partially offset by a bank loan of RMB2.5 million for working capital purposes.

Capital Expenditures

        We have incurred capital expenditures primarily in connection with the acquisition of plant, machinery, office equipment and motor vehicles for office use and our in-house productions. Our capital expenditures totaled RMB0.8 million, RMB0.7 million, RMB0.3 million (US$0.04 million) and RMB1.3 million (US$0.2 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. We will continue to make capital expenditures and expect cash generated from our operating activities will meet our capital expenditure needs in the foreseeable future.

        We expect to incur the following capital expenditures in 2011 and 2012, primarily from the proceeds of this offering:

  •
  opening 50 directly operated flagship stores by the end of 2012, for which we expect to spend an aggregate amount of approximately RMB165 million; and

  •
  establishing a logistics center in Shishi of approximately 15,000 square meters by the end of 2011, for which we expect to spend approximately RMB60 million.

        We anticipate that our inventory level will increase due to the expansion of our directly operated flagship stores and the total volume of finished products will also increase due to our overall growth. We believe that the logistics center will facilitate and centralize the storage, packaging, inspection and delivery of our finished products and enable us to meet the enhanced requirements for our logistics capacity.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Convertible loan	19,439	19,439	—	—	—
Short-term debt	17,050	17,050	—	—	—
Operating lease obligations	17,234	5,474	11,760	—	—

Total	53,723	41,963	11,760	—	—

        As of September 30, 2010, the operating lease obligations related to our obligations under lease agreements for our plants for internal production, office spaces, and direct stores. We intend to finance the above lease commitments by cash generated from our operating activities.

Outstanding Indebtedness

        As of December 31, 2009 and September 30, 2010, we had aggregate bank borrowings, consisting of short-term loans and credit facilities, of RMB17.1 million (US$2.5 million) and RMB47.0 million (US$7.0 million), respectively. Our fixed-rate borrowings carried an effective interest rate ranging from 5.8% to 8.5% per annum during 2009 and from 4.9% to 8.5% during the nine months ended September 30, 2010. Our variable-rate borrowings carried an effective interest rate ranging from 9.2% to 9.8% per annum during 2009 and during the nine months ended September 30, 2010.

        In December 2008, Fast Boost entered into a convertible loan agreement with Phillip Ventures, Mr. James Hong, our chairman and chief executive officer, and certain other parties. Pursuant to this agreement, Phillip Ventures extended to Fast Boost a loan, or the 2008 convertible loan, denominated in Singapore dollars, or S$, in the amount of S$4.0 million (approximately RMB19,439,000). In January 2010, Fast Boost entered into a second convertible loan agreement with Phillip Ventures, Mr. James Hong, and certain other parties, pursuant to which Phillip Ventures extended an additional loan of S$4.0 million, or the 2010 convertible loan to Fast Boost. In December 2010, the parties entered into a supplemental agreement to amend certain terms of the 2008 convertible loan and 2010 convertible loan. As of September 30, 2010, the amounts outstanding under the two convertible loans were S$8 million (approximately RMB38,943,000). The maturity date of each convertible loan is January 31, 2011. Each of the 2008 convertible loan and 2010 convertible loan will be converted in its entirety into our ordinary shares immediately prior to the completion of this offering. For each convertible loan, the number of ordinary shares to be issued to Phillip Ventures equals its principal amount divided by a conversion price equal to a discounted price to the preliminary offering price of our ordinary shares, which is the mid-point of the estimated offering price range for this offering on a per ordinary share basis. The discount for the 2008 convertible loan is 50% of the preliminary offering price, subject to a cap on the conversion price of US$0.8539 per ordinary share, while the discount for the 2010 convertible loan is 45% of the preliminary offering price, subject to a cap on the conversion price of US$1.3634 per ordinary share. The convertible loans will not bear any interest if they are converted prior to the maturity date. Otherwise, Fast Boost must pay interest of 15% per annum calculated from the drawdown date to the date of actual repayment for each of the 2008 convertible loan and 2010 convertible loan.

        In May 2010, we entered into a credit facility with Bank of Quanzhou under which we can borrow up to RMB5.0 million during the term of the facility, which will expire on May 11, 2011. As of September 30, 2010, we had an outstanding borrowing balance of such credit facility of RMB4.2 million, with RMB0.8 million available for future drawdown. The weighted average interest rate was 7.4% for the nine months ended September 30, 2010. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu, which is wholly controlled by Mr. Chaojie Hong, have provided guarantees for such credit facility. See "Related Party Transactions—Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities."

        In May 2010, we entered into a loan agreement with China Citic Bank for a short-term loan with the principal amount of RMB35.0 million. The maturity date of this loan is May 21, 2011. The weighted average interest rate was 6.4% for the nine months ended September 30, 2010. Mr. James Hong and certain other parties have provided guarantees for this loan.

        In June 2010, we entered into a loan agreement with Industrial Bank Co., Ltd., or Industrial Bank, under which we borrowed RMB4.9 million for working capital purposes. The maturity date of this loan is May 28, 2011. The weighted average interest rate was 6.9% for the nine months ended September 30, 2010. Mr. James Hong and certain other parties have provided guarantees and collateral for this loan. See "Related Party Transactions—Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities."

        In addition, we have from time to time entered into short-term financing agreements with Industrial and Commercial Bank of China, or ICBC, for working capital purposes. The total amount of loans outstanding was RMB2.9 million as of September 30, 2010 and RMB12.6 million as of the date of this prospectus. The term of these loans is typically six months. The interest rate is determined by reference to the PBOC benchmark lending rate, and the interest rate was 4.9% for the nine months ended September 30, 2010. We have assigned to ICBC the rights to certain of our accounts receivable to serve as security for these loans. In addition, Fujian Aidu agreed to guarantee our obligations of up to RMB18.0 million under these loans and any other loans that we may obtain from ICBC during the period from September 2010 to August 2012.

        Under certain of these loans and credit facilities, our subsidiary borrower has agreed, among other things, not to take the following actions without first obtaining the lenders' prior consent:

  •
  create encumbrances on any part of its properties or assets or deal with its assets in a way that may adversely affect its ability to repay its loans;

  •
  grant guarantees to any third parties that may adversely affect its ability to pay its loans;

  •
  make any major changes to its corporate structures, such as entering into joint ventures, mergers, and acquisitions and reorganizations or change its corporate status, such as liquidation and dissolution; and

  •
  change the nature or scope of its businesses in any material respect.

Inventory Analysis

        Inventory primarily consists of raw materials (mainly fabrics and fasteners), work-in-progress and finished products (including products manufactured by us and our contract manufacturers). We generally plan purchases of raw materials and outsourced products after our seasonal sales fairs, where we confirm sales orders with our distributors. Sales orders from such sales fairs and top-up orders enable us to manage our inventory of raw materials and finished products more efficiently. We typically produce approximately 5% more products than orders we receive during trade fairs in order to meet unscheduled demand. We generally do not allow our distributors to return purchased products unless such products are defective. For our direct stores, we maintain a suitable level of finished products based on expected customer demand at those locations. As a result, we have a low inventory level of unused raw materials and unsold or obsolete finished products at the end of the year.

        Along with the establishment of more directly owned flagship stores, we expect that our inventory will increase due to the stocking of unsold finished products in these flagship stores. We are in the process of establishing more efficient inventory management procedures based on the experiences of our current direct stores. Particularly, our senior management will determine the inventory level of our directly owned flagship stores based on the historical sales performance of each store and expected customer demand at those locations.

        As of September 30, 2010, we had inventory of RMB25.9 million (US$3.9 million) and nil allowance for inventory obsolescence. We had inventory of RMB50.6 million, RMB8.3 million, and RMB17.4 million (US$2.6 million) as of December 30, 2007, 2008 and 2009, respectively. We had a significantly higher inventory level as of December 30, 2007 primarily because we, anticipating rapid growth of market demand in 2006 and 2007, over-produced by 10% (compared with approximately 5% in prior years) for unscheduled demand in 2006 and 2007. Allowances for inventory obsolescence amounted to RMB2.6 million, RMB167,000 and nil as of December 30, 2007, 2008 and 2009, respectively.

Trade and Other Receivables

        Trade and other receivables primarily consist of trade receivables, advances to directors and employees relating to business travel, rental deposits and amounts due from shareholders. We generally extend to our distributors credit terms of up to 90 days following their receipt of the delivery of our products. The exact credit terms extended to a specific distributor is subject to the review and approval of our senior management, depending on the aggregate amount of credit line granted to such distributor and such distributor's credit history, purchase volume in the past, payment track record and the length of relationship with us. We monitor the payment status of our distributors on a monthly basis and typically stop making any further deliveries to any distributor delinquent in its payments until all of its overdue payments have been fully paid. As of December 31, 2007, 2008 and 2009, we had trade and other receivables of RMB103.1 million, RMB 142.1 million and RMB215.5 million (US$32.2 million). As of September 30, 2010, we had trade and other receivables of RMB314.6 million (US$47.0 million), of which RMB145.9 million was attributable to our top three distributors.

        We make specific provisions based on the management's judgment on the collectability of the outstanding debts. We take into account the credit history and payment track record of our distributors as well as their relationship with us in determining bad and doubtful debt. In 2007, 2008, 2009 and the nine months ended September 30, 2010, we did not make any provisions for bad and doubtful debts.

Off-Balance Sheet Commitments and Arrangements

        In May 2009, Shishi Zuoan, our PRC subsidiary, agreed to provide a corporate guarantee, up to an aggregate amount of RMB6.0 million, with respect to Fujian Aidu's obligations under the loan agreements entered or to be entered between Fujian Aidu Garment Manufacturing Co., Ltd., or Fujian Aidu, a company controlled by Mr. Chaojie Hong, uncle of Mr. James Hong, and Agriculture Bank of China from May 11, 2009 to May 10, 2012. As of September 30, 2010, nil was outstanding under this guarantee. Other than this guarantee, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Restrictions on Cash Transfers to Us

        We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2009, approximately RMB16.7 million (US$2.5 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans or advances.

        Furthermore, under SAFE regulations, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of SAFE or its local branches is obtained and prior registration with SAFE or its local branches is made.

        Subject to preferential tax treatments otherwise set forth by tax treaty, the New EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a "non-resident enterprise" or if the received dividends have no connection with the establishment or place of such immediate holding company within China. See "—Taxation." Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. Thus, dividends paid to us through our Hong Kong immediate holding company Champion Goal by our subsidiaries in China may be subject to the 5% withholding tax if Champion Goal is considered a beneficial owner of such dividends. See "Risk Factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty."

        We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Quantitative and Qualitative Disclosure About Market Risk

  Foreign Exchange Risk

        Substantially all of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to our convertible loans denominated in Singapore dollars and our cash and cash equivalents denominated in U.S. dollars as a result of the proceeds from this offering. As of September 30, 2010, we had S$8.0 million (US$6.1 million) convertible loans denominated in Singapore dollars. For more information regarding the convertible loans, see "Related

Party Transactions—Convertible Loans." We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

        In addition, changes in the exchange rate between the U.S. dollar and Renminbi will affect the value of the proceeds from this offering in Renminbi terms. We estimate that we will receive net proceeds of approximately US$71.5 million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on an assumed initial offering price of US$11.50 per ADS, the midpoint of the price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the Renminbi against the U.S. dollar, from a rate of RMB6.6905 to US$1.00 to a rate of RMB6.0822 to US$1.00, will result in a decrease of RMB43.5 million (US$6.5 million) of the net proceeds from this offering. Conversely, a 10% depreciation of the Renminbi against the U.S. dollar, from a rate of RMB6.6905 to US$1.00 to a rate of RMB7.3595 to US$1.00, will result in an increase of RMB47.8 million (US$7.1 million) of the net proceeds from this offering.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

  Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and pledged fixed deposits.

        As of September 30, 2010, our total outstanding bank borrowings, consisting of short-term loans and credit facilities, amounted to RMB47.0 million (US$7.0 million) with interest rates varying from 4.860% to 7.965%. Assuming the principal amount of the outstanding loans remains the same as of September 30, 2010, a 1% increase in each applicable interest rate would add RMB470,000 (US$70,249) to our interest expense in 2010. We have not used any derivative financial instruments to manage our interest risk exposure.

        Interest-earning instruments carry a degree of interest rate risk. We had bank balances, consisting of cash at bank of RMB238.3 million (US$35.6 million) as of September 30, 2010. Bank interest income was RMB0.6 million (US$0.09 million) for the nine months ended September 30, 2010. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

  Inflation

        Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the rate of increase in the consumer price index in China was 4.8% and 5.9% in 2007 and 2008, respectively. The consumer price index in China decreased by 0.7% in 2009. For the nine months ended September 30, 2010, the consumer price index in China increased by 2.9%.

Recent Accounting Pronouncements

        As of the date of this prospectus, certain new International Financial Reporting Standards, or IFRS, or International Accounting Standards, or IAS, and amendments or interpretations to the existing IFRS or IAS that are relevant to us have been published.

  New or Amended Standards, or Interpretation of Existing Standards Effective in 2009

        Revised IAS 1, "Presentation of financial statements"

        Revised IAS 1 prohibits the presentation of items of income and expenses that constitute "non-owner changes in equity" in the statement of changes in equity. Instead, items of income and expenses that constitute "non-owner changes in equity" are required to be presented in the statement of comprehensive income, separately from owner changes in equity. We have elected to adopt Revised IAS 1 and prepared our financial statements in accordance with such revised standard. Historically, we have had limited elements of other comprehensive income and these elements have not been significant to our consolidated financial statements. For 2009, our only element of other comprehensive income was the exchange difference arising from translation of foreign currency financial statements. Therefore, the adoption of Revised IAS 1 does not have any material impact on our results of operations and financial position.

        IFRS 8, "Operating Segments"

        IFRS 8 replaces International Accounting Standards 14, or IAS 14, which relates to "Segment Reporting" and aligns segment reporting with the requirements of US GAAP. According to IFRS 8, segment reporting in the financial statements should be based on an entity's internal reporting to its chief operating decision maker, and upon which decisions on the allocation of resources and assessment of performance of the reportable segments are made. This standard is effective for annual periods beginning on or after January 1, 2009. We currently report only one operating segment. Therefore, the adoption of IFRS 8 is not expected to have any immediate effect on our consolidated financial statements. During 2009, we began to operate retail stores for the sale of our menswear products. For 2009, revenues from such retail sales were less than 3% of our total revenues. If these retail operations expand to a point whereby our management determines that segment reporting is appropriate, we will apply the provisions of IFRS 8.

  New and Amended Standards, and Interpretation to Existing Standards not Effective or Adopted by us as of September 30, 2010

        Revised IFRS 3, "Business Combinations" (2008)

        Revised IFRS 3 harmonizes business combination accounting with US GAAP. Among other items, the standard adopts a broader definition of "business" and requires all payments to purchase a business to be recorded at fair value at the acquisition date (including contingent consideration and any pre-existing interest in the acquired entity), some contingent payments to be subsequently remeasured at fair value through income, and transaction costs to be expensed as incurred. We will adopt Revised IFRS 3 to our financial statements for the year ending December 31, 2010. Although Revised IFRS 3 will be applied prospectively, because we do not have business combinations during the first nine months of 2010, it will not impact our results of operations and financial position for periods as of and for the period ended September 30, 2010. This standard will have an impact on our consolidated financial statements if we enter into any future business combinations.

        Amended IAS 27, "Consolidated and Separate Financial Statements" (2008)

        Amended IAS 27 requires accounting for changes in ownership interests by companies in their subsidiaries, while maintaining control, to be recognized as an equity transaction. These transactions will no longer result in the recognition of goodwill in the case of acquisition transactions, or the recognition of gains and losses in the case of disposal transactions. Furthermore, when a company loses control of a subsidiary, any interest retained in such subsidiary will be measured at fair value with the gain or loss recognized as profit or loss. Amended IAS 27 will be applicable to our financial statements for the year ending December 31, 2010. Currently, all of our subsidiaries are 100% owned, we do not have any non-controlling interests recorded in our financial statements, and we have not historically had transactions with non-controlling interests. Therefore, the adoption of Amended IAS 27 is not expected to have a material effect on our consolidated financial statements, unless we enter into such non-controlling interest transactions.

        Revised IAS 24, "Related Party Disclosures" (2009)

        Revised IAS 24 clarifies and simplifies the definition of "related party" and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The governmental portion of this standard will not impact us as we are not a government-related entity. The previous definition of "related party" was complicated and contained a number of inconsistencies. These inconsistencies meant, for example, that there were situations in which only one party to a transaction was required to make related-party disclosures. The definition has been amended to remove the inconsistencies and to make it simpler and easier to apply. The standard is effective for annual periods on or after January 1, 2011. We do not believe that the adoption of IAS 24 will have a material impact on our consolidated financial statements.

OUR INDUSTRY

Overview of China's Economy

        China's economy has been growing rapidly for decades. According to the National Bureau of Statistics of China, or NBSC, China's gross domestic product, or GDP, grew from RMB15,988 billion in 2004 to RMB34,051 billion (US$5,090 billion) in 2009, representing a CAGR of 16.3% during the period.

        In addition to the growth in total GDP, China's GDP per capita has also continued to rise. This has driven strong growth in per capita disposable income for both urban and rural residents. The per capita annual disposable income of urban residents in China increased from RMB9,422 in 2004 to RMB17,175 (US$2,567) in 2009, representing a CAGR of 12.8%. According to the Frost & Sullivan Report, per capita annual disposable income of urban residents is expected to continue to grow at a CAGR of 9.8% from 2009 to 2014.

Disposable Income per Capita in China

Source: NBSC; Estimates by Frost & Sullivan

        Rising per capita disposable income has resulted in an increase in purchasing power and spurred the growth of the retail sector in China. According to NBSC, total retail sales of consumer goods grew from RMB5,950 billion in 2004 to RMB12,534 billion (US$1,873 billion) in 2009, representing a CAGR of 16.1%.

Overview of Menswear Market in China

  Rapid Growth in the Menswear Market

        China has one of the largest and fastest-growing menswear markets in the world, driven primarily by a rapidly growing economy and increasing disposable income of consumers. According to the Frost & Sullivan Report, the menswear market in China exceeded the U.S. market in terms of retail sales in 2009, with total retail sales of menswear in China increasing from RMB147.2 billion in 2004 to RMB300.3 billion (US$44.9 billion) in 2009, and is estimated to reach RMB627.1 billion in 2014, representing a 10-year CAGR of 15.6%. Per capita spending on menswear has also grown from RMB892 in 2004 to RMB1990 (US$297) in 2009, representing a CAGR of 17.4%, according to the Frost & Sullivan Report.

 Total Retail Sales of the Menswear Industry

Source: Frost & Sullivan

  Fast-growing Branded Fashion Casual Menswear

        The menswear market in China consists of three major sectors: business formal, casual and others. Although business formal menswear still accounts for the majority of total menswear sales, casual menswear continues to gain share in the rapidly growing menswear market, primarily because it provides consumers with more style choices for different occasions. According to the Frost & Sullivan Report, sales of casual menswear in China grew from 40.2% of the menswear market in 2004 to 41.8% in 2009 and are estimated to account for up to 43.8% of total sales of menswear products in China by 2014.

        In addition, male consumers in China have become more conscious of and sensitive to the branding, design and quality of menswear. As a result, fashion casual menswear, a sub-sector of casual menswear, has become increasingly popular in China because it caters to consumers who desire variety and fashion that highlight individual personality while participating in recreational, social or leisure activities. According to the Frost & Sullivan Report, total retail sales of the fashion casual menswear market, defined as adult menswear for casual or non-formal occasions offered by top 100 branded menswear companies in terms of retail sales in China, grew from RMB13.9 billion in 2004 to RMB36.8 billion (US$5.5 billion) in 2009. In addition to the sales growth, fashion casual menswear continues to account for a growing share of the menswear market. According to the Frost & Sullivan Report, the fashion casual menswear market in China has grown from 9.4% of the total menswear market in 2004 to 12.2% in 2009. Frost & Sullivan estimates that total retail sales of the fashion casual menswear market will grow to RMB111.9 billion by 2014, representing a 10-year CAGR of 23.2%, and account for 17.8% of the total menswear market in China.

Breakdown of the Menswear Market in China	Fashion Casual Menswear Market as Percentage of Total Menswear Market in China

Source: Frost & Sullivan

 Total Retail Sales of Fashion Casual Menswear Market in China

Source: Frost & Sullivan

  Competitive Landscape of the Fashion Casual Menswear Market

        The fashion casual menswear market in China is relatively fragmented, with more than 500 fashion casual menswear providers, according to the Frost & Sullivan Report. Only a small number of such providers have in-house design capabilities that enable them to provide branded fashion casual menswear products and to retain market-leading positions.

        According to the Frost & Sullivan Report, the top 10 branded players in China's fashion casual menswear market in terms of retail sales revenues in 2009 accounted for 32.1% of the total fashion casual menswear market. According to the Frost & Sullivan Report, we ranked second in terms of retail sales revenues in 2009 in the fashion casual menswear market in China, with an estimated market share of 5.4%. In addition, we were the largest domestic fashion casual menswear player in terms of retail sales revenues in 2009. The table below illustrates the top ten players in the fashion casual menswear market in China in terms of estimated market share based on the estimated retail sales revenue in 2009:

Rank	Company	Estimated Market Share(1)
1	Jack & Jones	11.22%
2	Zuoan	5.38%
3	Mark Fairwhale	2.83%
4	Jeep	2.23%
5	Jodoll	2.15%
6	Tony Jeans	2.01%
7	Cabbeen	1.74%
8	Canudilo	1.68%
9	EVE de UOMO	1.49%
10	Goldpool	1.33%

	Total of Top 10 Branded Companies	32.07%

Source: Frost & Sullivan

(1)
Estimated market share of the top ten companies in the fashion casual menswear market is based on the estimated retail sales of each of such companies in 2009, divided by the aggregate retail sales in the fashion casual menswear market estimated by Frost & Sullivan. Each company's estimated retail sales were primarily based on such company's estimated or reported revenue and the average discount rate to its suggested retail price. The estimated revenues and average discount rates of these companies (except Zuoan) were collected by Frost & Sullivan through its interviews with the companies' senior employees. Zuoan's estimated retail sales amount is based on our revenues of RMB693.1 million in 2009, as adjusted for a discount of 65% off of our suggested retail prices, which is the actual historical discount given to Zuoan's distributors.

  The estimated retail sales and market share indicated in the table above were primarily based on the following assumptions: (i) the source data for the estimated or reported revenue of each company is accurate; (ii) the average discount rate to suggested retail price reported by or derived from each company is accurate; and (iii) each company and its distributors and sub-distributors, if any, sell its products to end-consumers at its suggested retail prices. If any of these assumptions is inaccurate, the actual retail sales may differ materially from the estimated retail sales described in the table above and therefore impact the market share and relative ranking of each company. Therefore, you are cautioned not to place undue reliance on such data.

        According to the Frost & Sullivan Report, we ranked fourth in the fashion casual menswear market in terms of the number of retail stores as of December 31, 2009. However, according to the Frost & Sullivan Report, our average retail sales revenue per store in 2009 ranked third within the fashion casual menswear segment in China and were the highest among domestic brands of fashion casual menswear.

Trend towards Environmentally Friendly Products in China's Apparel Industry

        The apparel industry in China is experiencing a change in attitudes toward environmental protection that will increasingly influence the apparel industry including the use of raw materials, production process, and sales and marketing. This evolution has been driven by the following factors:

  Government Support and Initiatives

        The PRC government has initiated several mandates recently in order to protect the environment and reduce energy consumption in China. In November 2009, in anticipation of the UN Climate Change Conference in Copenhagen, the PRC government launched a "voluntary action" in order to encourage people to reduce the intensity of carbon emissions. The PRC government has also taken actions to raise the profile of environmentally friendly themes among consumers in China. For instance, the Shanghai municipal government issued the "Green Guidelines" for the 2010 Shanghai Expo in order to save energy and control pollution in connection with the 2010 Shanghai Expo to promote the theme of "better city, better life." In addition, in August 2010, the Ministry of Industry and Information Technology, or MIIT, mandated the closure of production facilities with energy consumption and pollution above certain defined levels. Of the companies impacted, 10.8% are textile-related companies, including companies engaged in the printing and dying businesses and companies using synthetic fibers in their production processes.

  Consumers' Environmental Awareness

        Along with the rapid growth of disposable incomes, consumers in China are demanding more environmentally friendly products. According to the Frost & Sullivan Survey, 96.5% of those interviewed acknowledge that they were aware of the significance of environmental protection. In addition, approximately 84.2% of the interviewees believe their awareness of environmental protection will be strengthened in the future. We believe that such a high level of awareness indicates that a significant portion of consumers may intend to use environmentally friendly products in the future.

        According to the Frost & Sullivan Survey, environmental protection has become an important factor in the purchasing decisions of consumers in China. Of those interviewed, 73.2% indicated that they would purchase environmentally friendly products if the price and quality were similar to comparable products. On average, interviewees thought that paying an 11.7% premium was acceptable for environmentally friendly apparel. We believe that consumers' wide acceptance of environmentally friendly products, and willingness to pay a premium for such products, present opportunities for companies that choose to incorporate environmentally friendly themes and products into their businesses.

OUR BUSINESS

Overview

        We are a leading design-driven fashion casual menswear company in China. According to the Frost & Sullivan Report, sales of our "Zuoan" branded products ranked second in China's fashion casual menswear market, with a 5.4% market share, in terms of retail sales in 2009. Our products are designed in-house and sold under our Zuoan brand, which means "left bank" in Chinese, referring to the Left Bank district of Paris and embodying our design philosophy of "fashionable elegance." We offer a wide range of products, including men's casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.

        Our design team is led by Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China's top designers with more than 15 years of industry experience. He was nominated one of the "Top Three Fashion Designers" by the China Fashion Association in November 2009 and one of "China's Top 10 Fashion Designers" by the China Fashion Association for two consecutive years in 2006 and 2007. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of "fashionable elegance," rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multi-channel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, internet, billboards, magazines and newspapers. We outsource the production of most of our products to selected contract manufacturers. For our most exclusive and fashion-forward products, we produce them in our own secure production facility in Jinjiang City, Fujian Province to retain maximum control over quality and prevent unauthorized disclosure of our new collection before its scheduled release.

        We sell our products through an extensive distribution network covering 27 of China's 32 provinces and centrally administered municipalities, as well as through the direct stores that are owned and operated by us. Our products are primarily sold to customers through the retail stores operated by our distributors and their sub-distributors. As of September 30, 2010, we appointed 10 distributors which, directly or through their sub-distributors, operated 1,044 retail stores across China. All of the retail stores are operated under our Zuoan brand and are required to sell only our products. In order to maintain a consistent brand image across the retail stores, we impose uniform and mandatory standards for, among other things, in-store display of our products, marketing activities and daily operations. As part of our expansion strategy, in April 2009, we started building out our direct stores in selected cities where we already have an established presence and believe that there is potential for additional growth. As of September 30, 2010, we had 31 direct stores in seven provinces and centrally administered municipalities in China.

        To further promote our brand and improve the performance of Zuoan retail stores, since early 2010, we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China. These flagship stores are significantly larger than most of our existing stores and sell the complete line of our collections. Our distributors have opened seven flagship stores in Henan, Jiangxi, Jilin and Liaoning Provinces. In line with our flagship store strategy, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores at prime commercial areas.

        Our business has grown rapidly in recent years. Our revenues increased from RMB434.5 million in 2007 to RMB598.3 million in 2008 and RMB693.1 million (US$103.6 million) in 2009, representing a CAGR of 26.3% from 2007 to 2009. Our profit after taxation increased from RMB91.4 million in 2007 to RMB132.7 million in 2008 and RMB153.9 million (US$23.0 million) in 2009, representing a CAGR of 29.8% from 2007 to 2009. For the nine months ended September 30, 2010, we achieved revenues of RMB613.9 million (US$91.8 million) and profit after taxation of RMB127.7 million (US$19.1 million) compared to revenues of RMB489.7 million and profit after taxation of RMB115.4 million for the nine months ended September 30, 2009.

Our Strengths

        We believe the following competitive strengths have contributed to our leadership position in the fashion casual menswear market in China and will continue to drive our future growth.

  Strong focus on design and product innovation

        We believe that our in-house design and product development capabilities allow us to create innovative products that appeal to our customers. Under the leadership of our chairman and chief executive officer, Mr. James Hong, we design all of our products in-house to create men's casual wear with quality tailoring that aims to set trends for fashion casual menswear in China. Mr. James Hong has been a leader in China's fashion industry for over 15 years and was nominated one of the "Top Three Fashion Designers" by China Fashion Association in November 2009 and one of "China's Top 10 Fashion Designers" by China Fashion Association for two consecutive years in 2006 and 2007.

        We have established a strong in-house design and product development team of 65 employees as of September 30, 2010. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 400 to 600 products that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating innovative designs to meet the preferences and needs of our target customer base.

        In June 2010, we relocated our design and product development center to Shanghai. By attracting the best local talent in one of China's preeminent fashion centers and promoting our designing team's exposure to national and international fashion trends, we intend to further enhance our design and product development capabilities.

  Established and leading designer brand for fashion casual menswear in China

        We have established Zuoan as a leading designer brand in China for fashion casual menswear. We created our brand in 2001 and we have received many awards from fashion associations and organizations. For example, in 2007, our Zuoan brand was awarded one of "China's Famous Brands" and one of "China's Most Influential Famous Brands" by the International Famous Brand Association.

        Our brand strategy is guided by Mr. James Hong, who oversees all of our product development and applies a consistent design philosophy to our products. Each product under our brand embraces our "fashionable elegance" design philosophy. We believe that our products are suitable for various off-work occasions, such as gatherings with friends and family, cafe and bar socials and outdoor activities. Our products are designed to appeal to fashionable men while at the same time remain elegant enough to convey a certain level of financial success. We believe our typical customers are urban males between the ages of 20 and 40 with moderate-to-high disposable income.

        Our brand's history and strong focus on design has allowed us to establish a leading market position in China's fashion casual menswear market. According to the Frost & Sullivan Report, we were ranked second in China's fashion casual menswear market in terms of retail sales in 2008 and 2009. We believe our well-recognized national brand is essential to our success in the highly fragmented menswear market in China and has provided us with a competitive advantage in further expanding our operations and increasing sales volumes.

  Creative multi-channel brand marketing strategies

        Active and effective marketing and promotion of our brand has been central to strengthening our brand name and image in China. Our marketing strategy focuses on promoting an overall brand image that embodies a "fashionable elegance" lifestyle, rather than individual products.

        Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead, adopt a targeted multi-channel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, internet, billboards, magazines and newspapers. For example, we sponsored the Ferrari Car Owner's Gathering in Beijing in 2008, the 2008 Beijing Borui Lexus Golf Competition and the "Save Our Planet, China's Contribution" campaign in Copenhagen, Denmark in 2009. We believe such sponsorships are effective in targeting our potential customers and promoting market awareness of Zuoan brand and products. We also publish our own fashion and lifestyle magazine "LEFT" semi-annually, in which we present our newest collections, update our target customers on global fashion trends and introduce our recent marketing activities and upcoming promotional activities. The magazine is distributed at Zuoan retail stores, major airports, fashion shows and exhibitions as well as events we sponsor. We also support our distributors' advertising efforts at a regional level by providing them with ready-to-use promotional and marketing materials and assisting them in developing regional marketing strategies. In addition, we believe we benefit from strong word-of-mouth referrals from our customers.

  Extensive and well-managed nationwide distribution network

        We have an extensive distribution network throughout China. As of September 30, 2010, we had 10 distributors who operated, by themselves or through sub-distributors, 1,044 Zuoan branded retail stores across 27 of China's 32 provinces and centrally administered municipalities. The Zuoan branded retail stores are required to sell only our products.

        We have established long-term relationships with most of our distributors. Except for our three new distributors appointed in January 2011, we have been working with each distributor for more than five years. We select our distributors based on a number of criteria, including experience in the men's apparel retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventories in their stores.

        We sell the substantial majority of our products directly to our distributors, which allows us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub-distributors. We believe our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model also minimizes our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell the vast majority of Zuoan products enables us to devote our resources to our core competitive strengths of design, brand management and product development.

  Socially conscious corporate culture supported by experienced management team

        We are led by an experienced and dedicated management team that not only has a proven track record in the fashion industry, but is also keen to build a socially conscious corporate culture. Our chairman and chief executive officer, Mr. James Hong, our director and chief operating officer, Mr. Chaoshen Wang, and our director, Mr. Tianzhen Hong, have over 25 years of combined experience in the fashion industry. In addition, most of our executive management team has, on average, over 10 years of experience in their respective areas of responsibility. Our management team has been instrumental in creating a firm culture committed to raising awareness of environmental protection among our customers. As such, we have launched a series of environmentally friendly products in our collections and are incorporating environmentally friendly design elements into our next generation store layout, including using recycled materials. We also initiated and sponsored the "Save Our Planet, China's Contribution" campaign in Copenhagen, Denmark in 2009 to help promote the concept of environmental protection. We believe that our commitment to corporate social responsibility and the promotion of our brand philosophy on environmental protection both resonates with our core customer base and distinguishes us from our competitors. According to the Frost & Sullivan Survey, 55.7% of those interviewed preferred vendors that promote environmental protection and social responsibility. In another group of 300 interviewees, 84.7% stated they would be more inclined to purchase our apparel due to our environmental policies and would be willing to pay a slight premium for environmentally friendly apparel.

Our Strategies

        We intend to further strengthen our position as a leading fashion casual menswear brand in China by implementing the following strategies:

  Open additional retail and flagship stores across China

        We intend to continue to strengthen and expand our brand awareness by opening additional retail and direct stores, especially our flagship stores, to showcase our expanding product portfolio. We intend to increase our store coverage by:

  •
  strengthening our relationship with our existing distributors through greater support, such as providing on-going training, conducting site visits and working closely to select sites and manage additional store openings;

  •
  identifying new distributors to broaden our presence in existing and new markets; and

  •
  expanding the number and geographic coverage of our directly owned flagship stores, which we believe will assist us in achieving higher gross margins and better brand management.

        In particular, we intend to focus on building up our network of flagship stores across China, which we believe can help further promote our brand awareness, showcase our complete product collections, stimulate sales in Zuoan stores in nearby regions and improve our overall business performance. We plan to continue working with our distributors and encouraging them to open more flagship stores at prime locations in major cities in China. We also intend to establish our own directly operated flagship stores by leasing space in prime commercial areas or acquiring properties in prime locations if acquisition is financially more attractive than leasing. In line with this strategy, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores located at prime commercial areas. By the end of 2012, we plan to gradually open approximately 100 flagship stores directly operated by us or through our distributors.

  Continue to raise the profile of our Zuoan brand through enhanced advertising and promotional activities

        We believe that the strong association of Zuoan brand with our design philosophy of "fashionable elegance" has helped drive our brand positioning and customers' receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence as a brand leader in China's menswear market by continuing to adopt proactive marketing strategies and produce high-quality, well-designed menswear for our target market. In particular, we aim to increase our brand awareness through:

  •
  multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels;

  •
  further assisting our distributor's regional advertising efforts;

  •
  distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new flagship stores;

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  update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience;

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  participation in both domestic and international fashion shows;

  •
  sponsorships of selected high-impact events;

  •
  participation in campaigns and sponsorships to promote environmental protection; and

  •
  continued introduction of environmentally friendly products or elements in our collections and new generation store layout.

        We believe that these advertising and promotional activities will help to further strengthen the brand awareness in our target market and enhance customer loyalty.

  Expand and build upon our design and product development capabilities

        We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe are innovative menswear and accessories. We have relocated our design and product development center to Shanghai and plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We also intend to cooperate with major design institutes to attract new talent. For example, we hired three designers from Paris, France in 2007 and intend to continue such hiring in the future. We believe that combining western fashion design experience with our local designer's understanding of the China market and aesthetic will enable us to create fashionable yet popular men's apparel and accessories for consumers in China.

        We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new market opportunities. In particular, we believe that there is a growing trend to embrace an environmental friendly lifestyle in China. For example, according to the Frost & Sullivan Survey, 73.2% of those interviewed were willing to purchase environmentally friendly products if the price and quality were similar to comparable products. As such, we recently launched a line of organic cotton jeans and clothes made of recycled paper. We plan to introduce more products made of environmentally friendly materials to capture the market opportunity as a result of consumers' wide acceptance of environmentally friendly products, and willingness to pay a modest premium for such products. We believe that our focus on designing innovative and quality menswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

  Expand and diversify our product offerings

        We plan to continue to capitalize on our brand to further enhance sales and profit growth through continued refinement and expansion of our existing product lines. We intend to further refine our existing product lines by offering more styles within our existing apparel and accessories categories and to introduce additional, complementary apparel and accessories categories into our product line. We currently introduce 400 to 600 different styles of products each season and intend to increase the number of our product offerings in the future.

Our Zuoan Brand

        We are engaged in a highly competitive industry in which brand image and recognition is critical to attracting customers to purchase our products. We have adopted Zuoan as a uniform brand name and image for all stores in our distribution network and our direct stores and on all products sold in those stores. We also use the "James Hong" brand for our customized special line of products. Our Zuoan brand was created by Mr. James Hong, our chairman and chief executive officer in 2001. Zuoan, meaning "left bank" in Chinese, refers to the Left Bank district of Paris and embodies our design philosophy of "fashionable elegance." We have received many awards from fashion associations and organizations. For example, in 2007, our Zuoan brand was awarded one of "China's Famous Brands" and one of the "China's Most Influential Famous Brands" by International Famous Brand Association. We believe that our Zuoan brand has become a recognized brand name in the cities where our products are sold.

        To promote our brand, we have developed and implemented brand management policies in all of our direct stores and Zuoan retail stores. Our brand management policies set out detailed requirements for store decorations and display of products. This enables us to project a consistent brand image. In addition, each season our design and product development team develops display concepts, including the presentation of our collections in the stores and the color schemes for the backdrops. We also work closely with our distributors to supervise the daily operations of retail stores through unscheduled visits to ensure that our brand management policies are properly followed. We may suspend the supply of our products or terminate distribution agreements in the event that any of our distributors or their sub-distributors consistently fails to comply with our brand management policies.

Our Products

        We focus on the design and distribution of fashion menswear, including apparel and accessories. Our apparel products include blazers, jackets, sweaters, shirts, T-shirts, leather jackets, down jackets, pants and jeans. Accessories include shoes, bags, ties, belts, socks and scarves. Most of our products are designed to appeal to urban males between the ages of 20 and 40 with moderate-to-high disposable incomes. In 2009, the suggested retail prices of our products ranged from RMB254 to RMB3,335 for our apparel products and RMB79 to RMB790 for our accessory products.

        Our products feature innovative and stylish design, as well as quality fabrics and materials. Since 2002, we have launched two collections of new products each year with a different theme to highlight the current trends in menswear for the season. We also devote substantial resources to the development and application of new materials and fabrics which we believe will bring our customers a unique experience and create new market opportunities. For example, we recently launched a series of organic cotton jeans and clothes made of recycled paper.

Sales

  General

        We sell the substantial majority of our products to our distributors who in turn sell them to retail customers through Zuoan branded retail stores operated by our distributors or their sub-distributors. We believe that our distribution business model which depends primarily on wholesale distributors is commonly adopted by brand owners in China. By selling directly to our distributors, we can recognize revenues upon delivery to our distributors and delegate the distribution responsibilities to our distributors and, through them, to sub-distributors. This allows us to distribute our Zuoan merchandise to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub-distributors. This also minimizes our inventory and sales risks while allowing us to allocate our resources to our core competitive strengths of design, brand management and product development. We believe that our cooperation with distributors has enabled us to expand our business and accelerate our sales growth at much lower costs and operational risk and achieve brand recognition throughout China. Over the years, we have established a nationwide distribution network covering 27 of China's 32 provinces and centrally administered municipalities as of September 30, 2010.

        The map below illustrates our market presence in each of the provinces and centrally administered municipalities where we had Zuoan branded retail stores as of September 30, 2010:

        The following diagram illustrates the relationship among our company, distributors and sub-distributors, retail stores and end-consumers as of September 30, 2010:

  Our Distributors

      Network of Distributor-Operated Retail Stores

        As of September 30, 2010, we had 10 distributors who operated 1,044 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. We appointed three new distributors in January 2011 in order to diversify our distributor base and reduce our reliance on current distributors. The average floor area of Zuoan retail stores was approximately 67.8 square meters as of September 30, 2010. We do not have any ownership in, or contractual relationship with, these retail stores, but in the distribution agreements, we require distributors and their sub-distributors to sell only Zuoan products in these retail stores. Distributors are responsible for selecting and ordering products from us and overseeing the sales in the retail stores operated by them and their sub-distributors. The number of Zuoan retail stores has grown significantly in recent years from 643 as of December 31, 2006 to 843, 861 and 1,000 as of December 31, 2007, 2008 and 2009, respectively, with the aggregate floor area increasing from 37,045 square meters as of December 31, 2006 to 50,690 square meters, 56,352 square meters and 64,687 square meters as of December 31, 2007, 2008 and 2009, respectively. In 2007, 2008, 2009 and nine months ended September 30, 2010, sales to distributors accounted for 100.0%, 100.0%, 97.2% and 96.2% of our revenues, respectively.

        The following table lists by region the number of Zuoan retail stores operated by distributors and sub-distributors as of the dates indicated:

	As of December 31,						As of September 30,
	2007		2008		2009		2010
	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors
Anhui		3		3		4		8
Beijing	32		19	3	21	15	21	15
Chongqing	17		16	2	16	8	16	8
Fujian		24		23		25		28
Gansu						2		3
Guangdong						2		2
Guangxi								1
Guizhou	15	17	15	18	19	15	19	17
Heilongjiang		34		34		34		34
Hebei		25		28		30		31
Henan	19		3	23	9	23	9	28
Hubei	12	54	8	56	17	59	17	62
Hunan	13	75	19	81	23	89	24	96
Inner Mongolia		16		21		21		21
Jiangsu	5	82	8	85	18	91	18	96
Jiangxi				2		2		6
Jilin		30		32		37	1	39
Liaoning	22	77	21	65	22	78	23	83
Shaanxi		16		15		17		19
Shandong		72		73		74		76
Shanxi		12		9		10		14
Sichuan		85		91		98		102
Tianjin						1		1
Tibet		7		7		7		7
Xinjiang	13	11	14	10	14	13	14	17
Yunnan							1
Zhejiang	15	40	11	46	11	53	11	56

Subtotal	163	680	134	727	170	808	173	871

Total	843		861		978		1,044

        To further promote our brand image and improve the performance of Zuoan retail stores, since early 2010 we have begun to encourage distributors to open flagship stores at prime locations in major cities in China. These flagship stores are significantly larger than most of the existing retail stores and direct stores and offer the complete line of our collections. Our distributors have opened seven flagship stores in Henan, Jiangxi, Jilin and Liaoning Provinces as of September 30, 2010. We plan to continue the opening of flagship stores either through distributors or through our own investments and significantly expand our network of flagship stores in the future.

      Management of Distributors and Retail Stores

        We are highly selective in appointing distributors. We maintain good relationships with many regional or local distributor candidates which we identify through our internal research and external referrals but only appoint a handful of them to become our distributors. We evaluate the relevant experience of the distributor candidates in operating retail stores, their financial condition and sources of funding required for the establishment of a regional distribution network and their ability to develop a network of retail stores in the designated distribution region of a given distributor before we make any appointment.

        Once appointed, each distributor must enter into a distribution agreement with us. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that distributors need to comply with our brand management policies and pricing and store management guidelines. Key terms of our standard distribution agreement include:

  •
  Geographic Coverage.  Distributors are granted exclusive rights to distribute our products (directly and indirectly through their sub-distributors) in the retail stores within the specified geographic area with no overlapping of distributors within our distribution network. However, we retain the right to operate direct stores anywhere regardless of whether we have appointed distributors there.

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  Duration.  The distribution agreements generally have an initial term of three years and are renewable at our discretion after taking into account factors such as compliance with our brand management policies and sales performance.

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  Distributor Pricing.  Distributors agree to order our products at a discount from our suggested retail prices. The applicable discount rate is typically determined at sales fairs where we collect orders from the distributors. Historically, we have set the discount rate at 65% off of our suggested retail prices.

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  Retail Pricing.  Other than at times when we launch promotional campaigns or adjust our strategies, distributors must adopt, and are required to procure their sub-distributors to adopt, our suggested retail prices for products. Distributors must obtain our consent before launching any distributor-specific special offers.

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  Payment and Delivery.  We are entitled to require distributors to pay us before delivery of our products. We may also accept payment on credit terms to the extent requested by distributors experiencing working capital difficulties. Nonetheless, in line with industry practice, we generally provide credit terms of up to 90 days to our distributors. The amount and duration of credit granted to each distributor will depend on its financial position and creditworthiness. We handle the arrangements for delivery of our products, but the distributors are required to bear the related costs and expenses.

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  Brand Management.  Distributors must comply with our brand management policies and store management guidelines. We may impose penalties, suspend supply of products and terminate the agreement in the event of any breach of such policies.

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  Brand Promotion Allowance.  Prior to 2010, as an incentive to promote our brand in order to facilitate the expansion of our sales network and enhance sales, distributors were entitled to a brand promotion allowance equal to 3% of the total purchase orders from us. Such allowance was terminated beginning in 2010 as we adopted a strategy to increase our spending on centralized nationwide marketing activities while continuing to encourage our distributors to pursue their own marketing initiatives in line with our guidelines.

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  Termination.  We can terminate the distribution agreements and seek indemnification in the event of breach by distributors.

        When opening new retail stores, our distributors conduct research on the market potential of the proposed retail sites, after which they will provide us with an application for opening a new retail store. In reviewing applications, we consider factors including the store location, store layout, available area, market opportunities, competitors and estimated sales. We conduct selected on-site investigations to verify applications filed by our distributors. Such on-site investigations are mandatory for opening new flagship retail stores by distributors. Our retail stores are generally located in prime retail locations in their respective cities and thus benefit from high volumes of pedestrian traffic.

        Effective monitoring of distributors and their retail stores is critical to our success. We have a team in our marketing, sales and distribution department to monitor our distributors' and their sub-distributors' performance, who conduct on-site inspections of selected retail stores each quarter without prior notice to ensure compliance with our store management guidelines. According to the results of our inspections, we, from time to time, make suggestions to our distributors with respect to the opening or closure of their retail stores. Distributors also need to submit to us their annual/

semi-annual plans to estimate their orders for the next season and their plan to improve the performance of existing retail stores or expand by opening new retail stores. This reporting system enables us to access up-to-date sales projections of our distributors and their sub-distributors, which reflects the overall level of retail sales of our products. It also provides us with the expansion plan of each distributor which helps us prepare our overall development plan in a more accurate manner.

        We invite our distributors, as well as a select number of their sub-distributors and retail store managers, to attend our sales fairs, which are held twice a year. During the sales fairs, we discuss with our distributors and their sub-distributors the upcoming product line. Apart from participating in two sales fairs each year, our distributors visit us from time to time and contact us as necessary, which allows us to have access to updated market information. We also provide training for distributors and their sub-distributors in the areas of sales techniques, customer service and product knowledge, typically prior to the launch of our new collections each year. We believe that these investments help to improve the operations of the sales network and provide additional value-added services to retain our distributors and their sub-distributors. We have established long-term relationships with our key distributors and except for our three new distributors appointed in January 2010, all of our current distributors have been with us for more than five years. We have not encountered any material dispute or financial difficulty with our key distributors.

  Direct Stores

        We started establishing direct stores in April 2009. As of September 30, 2010, we had 31 direct stores in seven provinces in China. These stores are all located in department stores or shopping malls, where we typically pay a certain percentage of the revenue that our direct stores achieve in any given period as our rental payment. Compared with standalone stores where a higher fixed amount of rent is typically demanded, operating direct stores in the form of cooperation commission enables us to minimize the upfront cash outflows from opening these direct stores and to control the cost of operation at a relative stable level of the revenue generated by them.

        We typically enter into concession agreements to obtain retail space in department stores and shopping malls for our direct stores. Most of these agreements have a term of one year and are renewable upon mutual consent. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores located at prime commercial areas.

  Collection of Orders and Distributor Pricing

        We collect orders from our distributors primarily at our large sales fairs twice a year. We have a private viewing to showcase our new product collections for our distributors in advance of these sales fairs, at which distributors can preview and evaluate our new product collections. The private viewings are also a good platform for us to exchange information with our distributors about the current and future trends in the menswear market in China, as well as the theme of our new collections. We then organize sales fairs for our distributors, sub-distributors and direct store managers, and collect their orders from the distributors or our direct store managers. Our sales fairs are generally held in spring for our fall/winter collections, and fall for our spring/summer collections. We collect most of our orders from these two large sales fairs. We also hold two small sales fairs in summer and winter to enable our distributors sub-distributors and direct stores to add to their orders for the subsequent winter and summer season, respectively. Historically, approximately 95% of the total purchase orders for our products are placed at these sales fairs. We sell products to our distributors at a discount from our suggested retail prices, which historically has been set at 65% off of the suggested retail prices. We grant a uniform discount rate to all distributors for any purchases made, regardless of the size of their orders. We believe that the orders coming from sales fairs allow us to efficiently utilize our production facilities and contract manufacturers, respond quickly to market demand and manage our inventory more efficiently.

  Our Retail Pricing Strategy

        To maintain brand equity, we set suggested retail prices and work closely with our distributors in coordinating sales and promotional activities such as loyalty programs for the end-consumers. In determining the suggested retail prices of our products, we usually take into account, among other factors, the prevailing market conditions, cost of design, cost of raw materials and production, and prices set by competitors operating comparable domestic or international brands for similar products. Distributors must adopt, and are required to procure their sub-distributors to adopt, a uniform suggested retail price for each of our products across the market in China, provided, however, that individual distributors or sub-distributors may launch special offers with our prior consent. We generally allow distributors and sub-distributors to offer up to 15% discounts for in-season products. We also generally give distributors and sub-distributors the discretion to set their own discounted prices to promote sales of out-of-season products.

        In 2009, the suggested retail prices of our products ranged from RMB254 to RMB3,335 for our apparel products and RMB79 to RMB790 for our accessory products.

Our Design

        We believe that innovative and fashionable design drives the success of our brand and is one of the key factors in creating and maintaining the popularity of our products in the market. Our design philosophy is to create fashionable and elegant menswear with quality tailoring. By focusing on product design, we aim to become a fashion trend leader in the casual menswear market in China and supply products that consistently meet customers' demands. The following diagram illustrates our design process:

        Our design and product development team conceptualizes each season's collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

        As of September 30, 2010, our design and product development team comprised 65 members. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 400 to 600 designs for mass production. Final design of all of our products will be approved by our product development committee.

        In June 2010, we relocated our design and product development centre from Zhongshan, Guangdong Province to Shanghai for product design and market research and analysis. Shanghai is one of the fashion centers in China with some of the top fashion institutes and designers. We believe that this strategic relocation will enable us to quickly adapt to domestic and international fashion trends and to have better access to a high quality pool of designer which, in turn, will strengthen our product design capabilities and our ability to compete more effectively against our competitors.

Our Product Development

  Contract Manufacturing

        We outsource the production of most of our products to selected contract manufacturers who are able to produce products to our satisfaction in terms of product quality, delivery schedule and price. All of our outsourced products are produced under our Zuoan brand. We believe that our outsourcing arrangements optimize our production flow, allow us to leverage the expertise and resources of these contract manufacturers, and enable us to focus on the products design and brand management which we believe to be our core competitive strength. We also believe that these arrangements are helpful in responding to tight schedules, especially during peak production seasons.

        We maintain relationships with many apparel and accessories manufacturers and engage a select group of them each year. We select our contract manufacturers based on the quality of their products, their previous business relationship with us, pricing, reliability, track record in the industry, production capacity and the ability to meet our delivery schedules. Most of our contract manufacturers have had established business relationships with us for more than five years.

        We enter into framework agreements with our contract manufacturers. Detailed terms such as product types, unit price, purchase quantity and delivery schedules are included in the purchase orders that we place with our contract manufaturers. We typically pay our contract manufacturers a deposit of up to 30% of the purchase price upon the placement of our orders and settle the balance of the purchase price upon the delivery of the products following the final quality control inspection. We may use multiple contract manufacturers for any given product and are not bound to place any minimum order with any contract manufacturers.

        Purchases from our contract manufacturers accounted for 85.5%, 90.7%, 91.6% and 93.8%, respectively, of our total cost of sales in 2007, 2008, 2009 and the nine months ended September 30 2010. Purchases from our largest contract manufacturer accounted for 11.6%, 9.4%, 10.1% and 12.7%, respectively, of our total cost of sales for the same periods.

  In-house Production

        For our most exclusive and fashion-forward products, we use our own production facility in order to retain maximum control of quality and prevent unauthorized disclosure of new collection before its scheduled release. We also have in-house production for made-to-order products on an ad hoc basis for selected customers under the James Hong private label brand. Our production facility is located in Jinjiang, Fujian Province with a total floor area of approximately 18,300 square meters and an annual capacity of producing approximately 500,000 units of apparel. We believe that in-house production allows us to have better control over our proprietary designs while also balancing efficiency and flexibility in meeting orders and time schedules. We also produce prototypes in-house to showcase at our seasonal sales fairs for our distributors.

        The raw materials that we use to produce our products include fabrics (including cotton, denim and synthetic materials) and fasteners (including zips, buttons and buckles), which are sourced from various suppliers mainly located in Fujian and Guangdong provinces. Our procurement department is responsible for, among other things, selecting raw material suppliers based on criteria such as the quality of raw materials supplied, the length of their business relationship with us, pricing, reliability and track record as well as the ability to meet required delivery schedules. We have a pool of approximately 20 raw material suppliers from whom we procure raw materials for our in-house production.

        Random inspection and sample testing of incoming raw materials are carried out by our quality assurance personnel to ensure that the procured raw materials conform to our quality standards and specifications. Raw materials that do not meet our requirements are rejected or returned to the suppliers for replacement.

  Packaging, Warehousing and Delivery

        Finished products undergo a final inspection to ensure that they meet our quality standards and specifications. Products that have passed the final inspection are then packed and sorted according to colors and sizes before being sent for warehousing. We store substantially all of our finished products procured from contract manufacturers in our primary warehousing facility in Fujian and then deliver products to third-party logistics service providers designated by our distributors who will then arrange for subsequent delivery to the retail stores. Shipping and handling expenses related to sales to distributors are incurred by, and paid directly by, our distributors.

Marketing

        We believe our brand name plays a significant role in attracting customers and driving our sales and the overall success of our business. Accordingly, our marketing activities focus primarily on enhancing our Zuoan brand as a designer brand for fashion casual menswear. To promote greater awareness of our Zuoan brand and products, we have adopted various marketing approaches which aim to generate interest and recognition not only among retail customers, but also among distributors, salespeople and the media.

  Seasonal Sales Fairs

        We typically organize two large sales fairs each year, usually four to six months prior to the launch of our spring/summer and fall/winter collections for the subsequent season. We hold such sales fairs in different cities in China, such as Beijing, Shenyang, Xiamen and Shishi, and invite our distributors, certain sub-distributors as well as potential distributors and direct store managers to our sales fairs where we showcase our latest designs and collections. We also hold two small sales fairs in summer and winter to enable our distributors, sub-distributors and direct stores to add their orders for the subsequent winter and summer season, respectively. Historically, approximately 95% of the total purchase orders for our products are placed during these sales fairs.

  Fashion Shows and Exhibitions

        To promote our Zuoan brand among fashion industry leaders, we participate in major domestic fashion shows and exhibitions including, among others, China Fashion Week, Beijing International Fashion Week and Dalian International Fashion Festival. We present our latest designs and products to increase market awareness of our Zuoan brand and products, establish and maintain relationships with the fashion media and develop sales leads customers.

  Advertisements

        Our national advertising focuses on building our Zuoan brand image and lifestyle, rather than on individual products. We primarily promote our Zuoan brand and products through advertisements on television, in print media such as magazines and newspapers, on billboards at train stations, bus stops, shopping centers and along highways, and through radio, and on the Internet. We carefully craft the content of our advertisements to attract our target customers: urban males in China between the ages of 20 and 40 with moderate-to-high levels of disposable income.

        We publish our own fashion and lifestyle magazine "LEFT" semi-annually. We present our newest collections, update our target customers on the global fashion trends and introduce our recent marketing activities and upcoming promotional activities in this magazine. We also produce product catalogues featuring our designs and products for each season. Copies of our magazines and product catalogues are available to customers for free in Zuoan retail stores, direct stores, major airports, fashion shows and exhibitors as well as events we sponsor.

  Sponsorships

        From time to time, we selectively sponsor events to promote the recognition and public image of our Zuoan brand. For example, we sponsored tailored menswear for the Ferrari Car Owners' Gathering in Beijing in April 2008 and the 2008 Beijing Borui Lexus Golf Competition. We also initiated and sponsored the "Save Our Planet, China's Contribution" campaign in Copenhagen, Denmark in 2009 to help promote the concept of environment protection.

  Management of Promotional and Marketing Activities of Our Distributors

        Our internal marketing team is responsible only for our national promotional activities as mentioned above and we depend on our distributors and sub-distributors to conduct regional and local promotions and marketing activities in areas where their sales networks are located. These regional and local promotional activities include advertisements through local television, radio, newspapers and magazine, as well as small fashion shows. We encourage our distributors' advertising efforts by providing them with ready-to-use promotional and marketing materials and assisting them to develop marketing strategies. Prior to 2010, we also provided our distributors a brand promotion allowance equal to 3% of their total purchases. Such allowance was terminated beginning in 2010 as we adopted a strategy to increase our spending on centralized nationwide marketing activities while continuing to encourage our distributors to pursue their own marketing initiatives in line with our guidelines. Through our overall supervision of, and our support to, the regional promotional and marketing activities by our distributors, we aim to present to our retail customers across China a consistent brand image. In 2007, 2008, 2009 and the nine months ended September 30, 2010, the brand promotion allowance that we provided to our distributors were RMB13.0 million, RMB17.9 million, RMB13.3 million and nil, respectively. To ensure a consistent store image, we also provide fixtures and fittings such as goods shelves, mannequins and hangers at our cost before our distributors open a new store, and from January 2010, we agreed to reimburse part of the renovation expenses in the amount of RMB1,500 per square meter for new stores opened by most of our distributors. As of September 30, 2010, we incurred expenses relating to such reimbursement in the amount of RMB17.0 million.

  Loyalty Programs

        We believe that building customer loyalty towards our Zuoan Brand products is important to our success. With our encouragement, a number of our distributors or their sub-distributors offer VIP programs under which a member enjoys a discount from the retail price of a product and may also take advantage of promotional services such as rewards points and holiday discount offers. These VIP programs are managed independently by distributors and sub-distributors and as a result, each member of the VIP program is entitled to discounts or other privileges only in certain designated stores which are controlled by the relevant distributors. We have not established a nationwide VIP program and do not provide any monetary support to distributors or sub-distributors who offer VIP programs to customers.

Quality Control

        The quality of our Zuoan products is critical to our business and our brand and is key to our continued growth and success. As such, we place great emphasis on quality assurance and have an established quality control system. We obtained the ISO 9001: 2000 certification for our design, production, sales and service processes for jackets with a term of three years commencing from July 2008. This certification is evidence that our quality control management system meets international standards.

        As of September 30, 2010, we had a team of 15 staff members in our quality assurance department which is responsible for the quality control of our products. Most of our quality assurance personnel are based in our production facility in Jinjiang and the design and product development centers in

Zhongshan and Shanghai, while the remaining staff are located at our contract manufacturers' production facilities.

        For products we produce in-house, our quality assurance team monitors each stage of our production process. We start our quality control process from the time when we select our suppliers, in which a key factor is the quality of their materials. We inspect each batch of shipped raw materials according to our quality standards and certain national health, safety and environmental standards, and return defective materials and components to the suppliers for replacement. We carry out inspections at each stage of our production process to identify and rectify defects. We also carry out regular checks of our machinery and equipment to ensure they are well maintained and in good working condition. All finished products are subject to a final quality inspection to ensure that they are in good condition and conform to the specifications of our quality standards before they are sent to the warehouse for storage in preparation for delivery to our distributors.

        With respect to products that are produced by contract manufacturers, we have implemented stringent quality control policies to ensure the products they produce will meet our product specifications and quality standards. We conduct on-site inspections at our contract manufacturers before we enter into a business relationship. We provide technical training to our contract manufacturers and assist them with quality control in the production process. Once a contract manufacturer is appointed, we will send our quality assurance staff to stay in their facilities or visit them on a monthly basis to carry out on-site quality checks and supervision during the production process. We also inspect finished products produced by our contract manufacturers and return defective products for rectification or replacement.

        Under our return of products policy, our distributors are required to conduct quality inspections upon receipt of our products and are allowed to return defective goods at the time of delivery. Once the distributors have completed the inspection and accepted the products, they are deemed to have considered the products as satisfactory in the absence of such complaint. Where some defects are not obvious, we may, on a case-by-case basis, allow return of products from distributors even though the notice of complaint is not promptly served.

Competition

        We operate in a highly competitive industry. We compete intensively with various domestic brands with similar business models and target markets. We also compete with a growing number of international brands trying to expand their market share in China to take advantage of rising consumer spending on fashion casual menswear. International brands traditionally dominate the high-end market, but domestic brands have advantages in price and distribution and are increasingly competitive in the mid- to high-end markets. In addition, certain business formal menswear brands have been seeking to expand into fashion casual menswear market and if they are successful, it may intensify the competition in the fashion casual menswear market that we engage in. Our major competitors include, among others, international brands such as Jack & Jones, and local brands such as Mark Fairwhale and Jeep.

        Our products compete on the basis of brand image, design and concept, product mix, quality, price, customer service and the breadth of our retail network. Some of our competitors may have greater financial, management, human, distribution, development, marketing or other resources or better brand recognition than we do. We face a variety of competitive challenges, including:

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  strong brand recognition among many of our competitors;

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  relatively low entry barriers to the menswear industry;

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  competitive pricing strategies of our competitors;

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  established relationships between our competitors and their distributors;

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  expansion by existing competitors;

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  innovative sales methods adopted by our competitors; and

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  better product designs from or better branding efforts of our competitors.

        We believe that our primary competitive advantages are our well-known Zuoan brand, our strong design capability, the style and quality of our apparel and accessories, and our extensive distribution network across China. However, some of our existing and potential competitors may have more retail stores and products or more financial resources than we do. Accordingly, there can be no assurance that we will be able to compete successfully with them in the future.

Employees

        As of September 30, 2010, December 31, 2009, December 31, 2008 and December 31, 2007, we had 641, 600, 566 and 546 full-time employees, respectively. The following table sets forth the number of our employees by department as of September 30, 2010:

	Number of Employees	% of Total
Management and administration	27	4.2
Marketing, sales and distribution	166	25.9
Design and product development	65	10.1
Production	350	54.6
Procurement, warehousing and logistics	18	2.8
Quality assurance	15	2.3

Total	641	100.0

        We generally enter into standard employment contracts with our officers, managers and other employees with a term of three years. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. In addition, the standard employment agreements for our product design and development department and our executive officers contain confidentiality provisions which aim at protecting our designs, collections and trademarks and other intellectual property rights.

        None of our employees are represented by collective bargaining arrangements or are members of a labor union, and we consider our relations with our employees to be good.

Intellectual Property

        Our trademarks, trade names, trade secrets and other intellectual property rights, such as design and technical know-how, distinguish our products from those of our competitors, and contribute to our competitive advantage in our target market. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and other intellectual property laws as well as confidentiality agreements with our employees, suppliers, distributors and others.

        We take the following steps to protect and prevent infringement of our intellectual property rights:

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  manufacture in-house products with proprietary designs to minimize counterfeit products;

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  obtain intellectual property registrations to the extent possible; and

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  prohibit our distributors and sub-distributors from selling counterfeit products and require them to report instances of counterfeit products in the market.

        We have registered 23 trademarks and logos relating to our business, including , , , and . Our main website is located at www.zuoancn.com, our registered domain name.

        We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy our designs, produce counterfeit products or successfully challenge the proprietary rights of any of our brand name or image, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risk to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

Insurance

        We maintain insurance coverage for our equipment, raw materials and inventory and standard insurance for our directors and officers. However, as is typical in China, we do not maintain general product liability insurance, business interruption insurance or third-party insurance.

        As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under relevant PRC laws to make contributions to employee benefit plans at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments from time to time.

Facilities

        We currently lease all of the properties we use to operate our business. Our operational headquarters and design and product development center are both located in Shanghai, China, where we lease approximately 2,170 square meters of office space. We have a marketing headquarters in Shishi, Fujian, China, where our leased office space is approximately 1,336 square meters.

        Our production facility in Jinjiang, Fujian Province occupies a total floor area of approximately 18,300 square meters. Our production facility has an annual production capacity of 500,000 units of men's apparel.

        Our 31 direct stores are operated through leased retail spaces in department stores and shopping malls. A typical direct store occupies an average area of 81 square meters. We implement a standardized interior design at our direct stores across the country. We have recently developed a new interior design style and plan to renovate our existing direct store to reflect such new interior design over time.

Environmental Matters

        As required under the environmental laws and regulations in China, we have carried out the relevant environmental impact assessments before commencing construction or renovation of our production facility and have obtained all the required permits and environmental approvals for our production facility.

Legal Proceedings

        We are not currently a party to any material legal proceeding or investigation, and, to our knowledge, there are no material legal proceedings threatened against us. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

REGULATION

Regulations on Product Quality

        The principal legal provisions governing product liability are set forth in the PRC Product Quality Law, which was promulgated in February 1993 by the SCNPC and amended in July 2000.

        The PRC Product Quality Law stipulates the responsibilities and obligations of product sellers and producers. Violations of the PRC Product Quality Law may result in the imposition of fines. In addition, the seller or producer may be ordered to suspend its operations, and its business license may be revoked. There may also be criminal liability in serious cases.

        According to the PRC Product Quality Law, consumers or other victims who suffer injury or property losses due to product defects may demand compensation from the manufacturer as well as the seller. After compensating the consumer, the seller may recover the corresponding amount from the manufacturer if the manufacturer is responsible for the product defects, and vice versa.

Regulations on Consumer Protection

        The principal legal provisions for the protection of consumer interests are set forth in the Law of the PRC on Protection of Consumer Rights and Interests, or the Consumer Protection Law, which was promulgated in October 1993 and became effective in January 1994. The Consumer Protection Law sets forth standards of behavior that businesses must observe in their dealings with consumers.

        Violations of the Consumer Protection Law may result in the imposition of fines. In addition, the violating entity may be ordered to suspend its operations, and its business license may be revoked. There may also be criminal liability in serious cases.

        According to the Consumer Protection Law, if the legal rights and interests of a consumer are injured during the purchase or use of goods, the consumer may seek compensation from the seller. If the manufacturer or an upstream distributor is responsible, after compensating the consumer, the seller may recover the corresponding amount from the manufacturer or the upstream distributor. Consumers or other persons who suffer personal injury or property damages due to defects in products may seek compensation from the manufacturer as well as the seller. After compensating the consumer, the seller may recover the corresponding amount from the manufacturer if the manufacturer is responsible for the product defects, and vice versa.

Regulations on Foreign Currency Exchange

        The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained and prior registration with SAFE is made. Violation of the Foreign Exchange Regulations will result in penalties including fines, confiscation of illegal gains and revocation of business license. It may also lead to criminal liabilities.

        On August 29, 2008, SAFE promulgated the Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi and converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments in China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in Renminbi and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE's approval, and may not be used to repay unused RMB loans. Violations of Circular 142 will result in severe penalties, such as confiscation of illegal gains and additional fines up to the amount of such illegal gains.

        Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, promulgated on January 5, 2007 by SAFE, and the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Share Option Plan or Share Option Plan of An Overseas Listed Company, issued by SAFE on March 28, 2007, or the Share Option Rules, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Regulations, as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not yet been issued by SAFE. Currently, foreign exchange proceeds from sales of stock or dividends distributed by an overseas-listed company can be converted into Renminbi or transferred to such individuals' foreign exchange savings accounts after the proceeds have been remitted back to a special foreign currency account opened at a PRC domestic bank. If share options are exercised in a cashless exercise, PRC domestic individuals are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Share Option Rules. If PRC option holders or our PRC subsidiaries fail to comply with these rules, such employees and our PRC subsidiaries may be subject to fines and other legal or administrative sanctions.

Regulations on Offshore Financing

        On October 21, 2005, SAFE issued Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Under Circular 75, if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they are required to register with provincial SAFE branches with respect to their overseas investments in offshore companies. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, failure of PRC resident shareholders to comply with the registration procedures set forth in such regulation may result in liability on such shareholders under the relevant PRC laws for evasion of applicable foreign exchange restrictions. Further, such failure could result in the imposition of restrictions on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

        Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in China in the past were required to complete the relevant registration procedures with the provincial SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in the imposition of restrictions on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company or hold any of our shares prior to this offering are required to register periodically with SAFE in connection with their investments in us.

Regulations on Overseas Listing

        On August 8, 2006, six PRC regulatory agencies, namely the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. This M&A Rules, as amended on June 22, 2009, purport, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted by SPVs seeking the CSRC approval of their overseas listings.

        On December 14, 2006, the CSRC published on its official website procedures regarding the approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC, and the approval process takes several months to complete.

        While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Trend Associates, that CSRC approval is not required in the context of this offering, because we established Shishi Zuoan as a foreign-invested enterprise and began operating our business through this subsidiary before September 8, 2006, the effective date of the M&A Rules. We are also not an SPV as defined under the M&A Rules. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agency subsequently were to determine that we need to obtain the CSRC's approval for this offering, we could face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as on the trading price of our ADSs and ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

        The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise. See "Risk Factors—Risks Related to Doing Business in China—The M&A Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China."

Regulations on Taxation

  Value-Added Tax

        Pursuant to the PRC Value-Added Tax Provisional Regulations, promulgated by the State Council on December 13, 1993, as amended on November 5, 2008 (effective on January 1, 2009), and the Detailed Rules for the Implementation of the PRC Interim Regulations on Value-Added Taxes, promulgated on December 25, 1993 and amended on December 15, 2008 (effective on January 1, 2009), all entities and individuals engaged in selling goods, providing repair and placement services or importing goods into the PRC are generally subject to a value-added tax, or VAT, at a rate of 17% (with the exception of certain goods subject to a rate of 13% or lower) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on goods or services purchased and utilized in the production of goods or provision of services that have generated the gross sales proceeds.

  Enterprise Income Tax

        On March 16, 2007, the National People's Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law, or the New EIT Law. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the New EIT Law Implementation Regulations. Both the New EIT Law and the New EIT Law Implementation Regulations became effective on January 1, 2008. Under the New EIT Law and the New EIT Law Implementation Regulations, foreign-invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25% unless otherwise specified. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years of the effective date of the New EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term under the relevant tax law and regulations prior to promulgation of the New EIT Law may continue to enjoy such treatment until the fixed term expires.

        In accordance with the relevant laws and regulations in China prior to the New EIT Law, our wholly owned PRC subsidiary, Shishi Zuoan, was entitled to tax incentives as an FIE. It was exempted from the PRC enterprise income tax for the years ended December 31, 2002 and 2003, a period of two years from its first profit-making year, and was subject to the PRC enterprise income tax at a 50% reduction for the years ended December 31, 2004, 2005 and 2006. The applicable tax rate for the year ended December 31, 2007 was 27% after the expiry of the tax incentives. In accordance with the New EIT Law, the tax rate applicable to Shishi Zuoan was 25% from January 1, 2008. Shishi Zuoan currently does not qualify for any tax exemption, reduction or other preferential tax treatments.

        Under the New EIT Law and the New EIT Law Implementation Regulations, dividends payable to foreign investors are subject to PRC withholding tax at the rate of 10% unless the foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding tax rate. The immediate holding company of our PRC subsidiary Shishi Zuoan is Champion Goal Holdings Limited, or Champion Goal, a company incorporated in Hong Kong. Pursuant to a bilateral arrangement between Hong Kong and China, dividends paid to us by Shishi Zuoan through Champion Goal may be subject to 5% withholding tax, subject to approvals by competent PRC tax authorities.

        In October 2009, the SAT further issued the Circular on How to Interpret and Recognize the "Beneficial Owner" in Tax Agreements, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as "beneficial owners" may not be approved to enjoy tax treaty benefits. "Beneficial owners" refer to individuals, enterprises or other organizations that are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a "beneficial owner." Specifically, it expressly excludes a "conduit company," or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a "beneficial owner." As a result, although Shishi Zuoan is currently wholly owned by our Hong Kong subsidiary, we may not be able to enjoy the preferential withholding tax treatment under the tax treaty with respect to dividends to be paid by Shishi Zuoan to our Hong Kong subsidiary, because our Hong Kong subsidiary may not qualify as a beneficial owner of Shishi Zuoan.

        Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with "de facto management bodies" located within China may be considered PRC tax resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law Implementation Regulations define the term "de facto management body" as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise.

        The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located in China, which include the presence in China of the following locations: (1) the location where senior management members responsible for an enterprise's daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence.

        Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, the criteria set forth in Circular 82 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of all offshore enterprises. Nevertheless, there are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a "de facto management body." Therefore, it is unclear whether the PRC tax authorities would classify us as a PRC resident enterprise. Because substantially all of our operations and senior management are located in China, we may be considered a PRC resident enterprise for enterprise income tax purposes, in which case we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such circumstances, however, dividend income received by us from our PRC subsidiaries may be exempt from PRC withholding tax, since such income should be exempted under the New EIT Law for a PRC resident enterprise recipient.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the name, age and position of each of our directors and executive officers. The business address of all of our directors and executive officers is Rooms 213 to 215, Block 8, No. 1150 Luochuan Middle Road, Shanghai 200072, China.

Directors and Executive Officers	Age	Position/Title
James Jinshan Hong	36	Chairman of the Board of Directors and Chief Executive Officer
Chaoshen Wang	46	Director and Chief Operating Officer
Tianzhen Hong	34	Director and Vice General Manager
Chi Hon Tsang	35	Chief Financial Officer
Cheok Chi Tam	48	Vice President of Procurement and Production
Xiaodong Li	31	Vice President of Marketing, Sales and Distribution
Feiyan Zheng	27	Vice President of Design
Yan Qiu	40	Vice President of Administration
Dangsheng Chen	37	Finance Manager
John Meng Low	45	Vice President of Corporate Finance and Investor Relations
Jianwei Shen	53	Independent Director Appointee*
Baoyan Su	44	Independent Director Appointee*
Frank Zhao	49	Independent Director Appointee*
Wenxin Zhu	38	Independent Director Appointee*

*
Jianwei Shen, Baoyan Su, Frank Zhao and Wenxin Zhu have accepted appointments to serve as our independent directors, effective upon the completion of this offering.

        James Jinshan Hong, also named Kam Shan Hung, is the founder, chairman of the board and chief executive officer of our company. Mr. Hong was named one of the top 10 fashion designers in China by China Fashion Association in 2007 and 2008, respectively. Mr. James Hong has been with us since 2002. Prior to founding our company, Mr. Hong served as an assistant designer at Fujian Jinjiang Limei Clothing Co., Ltd. from 1992 to 1998.

        Chaoshen Wang is a director and the chief operating officer of our company. Mr. Wang joined our company in 2002. Prior to joining us, Mr. Wang served as the chief marketing officer of Judger Group Co., Ltd. from 1999 to 2002. He also served as the chief marketing officer at Baoxiniao Group from 1996 to 1999. He was a business manager at Shandong Xianxia Clothing Co., Ltd. from 1993 to 1996. From 1986 to 1992, he worked in various roles ranging from technician to deputy manager at Shandong Longkou Clothing General Factory.

        Tianzhen Hong has served as a director and vice general manager of our company since 2008. Prior to joining us, Mr. Hong served as procurement manager of Shishi Lianyi Cloth Trading Co., Ltd. from 2002 to 2007. Mr. Tianzhen Hong and Mr. James Hong are brothers.

        Chi Hon Tsang has served as the chief financial officer of our company since 2009. Prior to joining us, Mr. Tsang served as a finance manager at Luxworld Limited. Prior to that, he served as an audit principal with Lee & Yu Certified Public Accountants in 2009. He worked with Reyoung Pharmaceutical Holdings Limited as its chief financial officer from 2007 to 2008. He served as a supervisor at Grant Thornton from 2004 to 2007, and an audit associate at Baker Tilly Hong Kong Limited from 1999 to 2004. Mr. Tsang graduated with a bachelor's degree in accounting from the

University of Hong Kong. He is a certified public accountant and a member of the Hong Kong Institution of Certified Public Accountants.

        Cheok Chi Tam has served as the vice president of our company in charge of procurement and production since 2008. Prior to joining us, Mr. Tam served as the production manager of Metropolo Macau from 2001 to 2007. He served as production manager at Mandarin H.K. from 1991 to 2000.

        Xiaodong Li is the vice president of our company in charge of marketing, sales and distribution. Prior to joining us, Mr. Li served as chief officer of Guangdong Dress Co., Ltd from 2006 to 2008. From 2004 to 2006, he worked as a sales manager at Guangxi Dress Co., Ltd. Mr. Li graduated from the University of Inner Mongolia with a bachelor's degree in sales and marketing.

        Feiyan Zheng is the vice president of our company in charge of design. Prior to joining us, Mr. Zheng served as a design manager at Zhongshan Feiyan Clothing Co., Ltd. from 2001 to 2006. Prior to that, he was a design manager at Hong Kong Crocodile Zhongshan Co., Ltd. from 1999 to 2001.

        Yan Qiu is the vice president of our company in charge of administration. Prior to joining us, Ms. Qiu served as a deputy manager of Shanghai Xinke Mechanical Co., Ltd. from 2001 to 2010. Ms. Qiu has the Professional Certificate in Accounting, issued by Huangpu District Bureau of Finance, Shanghai.

        John Meng Low is the vice president of our company in charge of corporate finance and investor relations. Mr. Low joined our company in November 2010. Before joining us, he was a part-time manager of the corporate finance and investor relations department of Carlo Castello Group from 2009. He served as the head of financial management and corporate communications of Yanlord Land Group Ltd. from 2008 to 2009. From 2002 to 2008, Mr. Low was the head of treasury and corporate finance department of U-Right International Holdings Ltd. Mr. Low was a vice president of Salomon Smith Barney from 2000 to 2002 and the Chase Manhattan Bank from 1999 to 2000. Prior to that, he worked as the executive director of CIBC/CEF (Singapore) Ltd. from 1996 to 1998. Mr. Low graduated with a bachelor's degree in accounting studies from Macquarie University, Australia.

        Dangsheng Chen is our finance manager. Prior to joining us, Mr. Chen served as finance manager of Tries Clothing Stock Co., Ltd. from 2006 to 2008, and as finance manager of Quanzhou Sansheng Rubber Plastic Foamed Shoes Materials Co., Ltd. from 2002 to 2006. He also served as a deputy finance manager at Hengan (Jiangxi) Hygiene Products Co., Ltd. from 2000 to 2002. Prior to that, he was an accountant with Hawson (Fujian) Ltd. from 1996 to 2000.

        Jianwei Shen will serve as an independent director of our company upon the completion of this offering. Mr. Shen is an associate professor at China Agricultural University. Mr. Shen currently also serves as an independent director of China Essence Group Ltd., a company listed on the Main Board of the Singapore Exchange Securities Trading Limited, or SGX-ST. He is also an independent director and the chairman of the remuneration committee of VLOV Inc. (formerly known as "Sino Charter, Inc."), a company listed on the OTC Bulletin Board. He served as in-house management consultant in Fujian Fuma Foods Group Co. from 2002 to 2005. From 1993 to 2000, he was the project manager in Beijing Xingyun Industrial Co. Ltd. Mr. Shen graduated with a bachelor's degree and a master degree in agricultural studies from Beijing Agricultural University. He also obtained a doctorate degree in agricultural studies from Beijing Agricultural University in a joint program with Hohenheim University, Germany.

        Baoyan Su will serve as an independent director of our company upon the completion of this offering. Ms. Su has been the vice president of the China Fashion Association since 2005, and was the assistant president in 2004, the general secretary from 2002 to 2003 and the vice general secretary from 2000 to 2001. She also served as a director of the International Exchange Department of the China National Garment Association from 2000 to 2001. From 1999 to 2000, Ms. Su was the deputy general director of China Textile International Exchange Center. Ms. Su graduated with a bachelor's degree in French language from Xiamen University.

        Frank Zhao will serve as an independent director of our company upon the completion of this offering. Mr. Zhao is a U.S. certified public accountant and a fellow of the American Institute of Certified Public Accountants, with over 20 years' experience in corporate finance and audit practice with various publicly listed companies and PricewaterhouseCoopers in the U.S. and China. Mr. Zhao is the chief financial officer of Kingmed Diagnostics and has held this position since January 2011. Prior to that, he was the chief financial officer of Simcere Pharmaceutical Group, an NYSE-listed company from 2006 to 2011. Prior to that, he was the chief financial officer of Sun New Media Group, a NASDAQ-listed company, from 2005 to 2006. Previously, he held senior financial positions with several publicly listed companies in the United States and was an investment consultant with Beijing International Trust and Investment Company. Mr. Zhao graduated with a bachelor's degree in economics from Peking University and obtained a master's degree in professional accounting from the University of Hartford.

        Wenxin Zhu will serve as an independent director of our company upon the completion of this offering. Mr. Zhu is the chairman of the board of System Expert Consultancy and has held this position since 1999. He currently also serves as a member of China National Garment Association Expert Committee, a clothing profession consultant of the China Chain-Store & Franchise Association, a clothing industry senior consultant of Alibaba Group and a visiting professor of Beijing Normal University, Zhuhai. Mr. Zhu was a management consultant of Qianjiang Business Consulting Co. Ltd. from 1995 to 1999. Prior to that, he was a customer manager of Xinjiang Pulana Advertisement Company from 1994 to 1995.

Employment Agreements

        We, through Zuoan Cayman, have entered into an employment agreement with each of our executive officers.

        We may terminate an executive officer's employment without notice or compensation at any time if the executive officer materially breaches his or her employment agreement, seriously or continually violates our employee rules or disciplines, causes significant losses to our company due to gross negligence or fraudulent behavior, is convicted of any criminal offense or is imprisoned for not less than three months, or if otherwise provided by relevant laws and regulations. We may also terminate an executive officer's employment by giving 30-days written notice in certain circumstances, such as if he or she is and remains unqualified for the position. Subject to the foregoing, each executive officer or our company may terminate his or her employment agreement by giving six months written notice.

        Each executive officer has agreed to be bound by non-competition restrictions. Specifically, each executive officer has agreed not to, during his or her employment with us and for a period of six months following the termination of his or her employment with our company, be engaged as an employee or in another capacity participating directly or indirectly in any business that is in competition with ours. In addition, each executive officer has agreed not to, during his or her employment with us and any time thereafter, use, retain, copy or disclose any of our confidential information other than for the benefit of our company.

Board of Directors

        Upon the completion of this offering, our board of directors will consist of seven directors. Under our amended and restated memorandum and articles of association, our board of directors shall consist of at least two directors. Our directors may from time to time appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors. Any director so appointed shall hold office only until our next annual general shareholders' meeting and shall then be eligible for re-election. Our directors may also be elected by the holders of ordinary shares. There is no shareholding requirement for qualification to serve as a member of our board of directors.

        Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

        We believe that each of Jianwei Shen, Baoyan Su, Frank Zhao and Wenxin Zhu will be an "independent director" as that term is used in NYSE corporate governance rules.

Duties of Directors

        Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. You should refer to "Description of Share Capital—Differences in Corporate Law" for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Executive Officers

        Each of our directors holds office until a successor has been duly elected or appointed or until his or her office is otherwise vacated, except as otherwise described under "—Board of Directors" above. Our directors are subject to periodic retirement and re-election at staggered intervals. At each annual general meeting, one-third of our directors who are subject to retirement by rotation (or, if their number is not a multiple of three, the number nearest to, but not exceeding, one-third) retire from office. The chairman of our board of directors or our managing director will not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Any retiring director is eligible for re-election. The directors to retire at each annual general meeting will be determined as follows: (i) first, any directors who wish to retire and not offer themselves for re-election and (ii) if no director wishes to retire, then such directors who have been longest in office since their last re-election or appointment, provided that among directors who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Beginning in 2011, assuming that our board of directors will consist of seven directors, the term of each director (other than the chairman) will not exceed three years.

        All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board Committees

        We have established upon the completion of this offering three committees under the board of directors—the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee's members and functions are described below. We have adopted a charter for each of the board committees.

  Audit Committee

        Upon the completion of this offering, our audit committee will consist of three directors, namely Frank Zhao (as chairman of the committee), Jianwei Shen and Wenxin Zhu. Each of them satisfies the "independence" requirements of the NYSE and the SEC. In addition, our board of directors has determined that Frank Zhao is qualified as an audit committee financial expert within the meaning of the applicable rule of the SEC. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  overseeing the qualification of the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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  reviewing with the independent auditors any audit problems or difficulties and management's response;

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  reviewing and approving all proposed related-party transactions;

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  discussing the annual audited financial statements with management and the independent auditors;

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  discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

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  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

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  reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

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  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions;

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  reviewing policies with respect to risk assessment and risk management;

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  reviewing our disclosure controls and procedures and internal control over financial reporting;

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  timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company and all other material written communications between the independent auditors and management;

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  periodically reviewing and reassessing the adequacy of our audit committee charter;

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  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

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  meeting separately, periodically, with management, the internal auditors and the independent auditors.

  Compensation Committee

        Upon the completion of this offering, our compensation committee will consist of Jianwei Shen (as chairman of the committee), Baoyan Su and Wenxin Zhu. Each of them satisfies the "independence" requirements of the NYSE. Our compensation committee will assist the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee will be responsible for, among other things:

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  reviewing and approving the compensation for our senior executives;

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  reviewing and evaluating our executive compensation and benefits policies generally;

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  reporting to our board of directors periodically;

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  evaluating its own performance and reporting to our board of directors on such evaluation;

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  periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

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  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

  Nominating and Corporate Governance Committee

        Upon the completion of this offering, our nominating and corporate governance committee will consist of Wenxin Zhu (as chairman of the committee), Baoyan Su and Frank Zhao. Each of them satisfies the "independence" requirements of the NYSE. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to serve as our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

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  periodically reviewing with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;

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  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

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  advising the board periodically with regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all corporate governance matters and on any remedial action to be taken.

Compensation of Directors and Officers

        The aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB2.4 million in 2009. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Equity Incentive Plan

        Our equity incentive plan adopted in December 2010, or the 2010 Equity Incentive Plan, provides for the grant of options, share appreciation rights, or other share-based awards, referred to as "awards." The purpose of the plan is to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors authorized the issuance of up to 3% of our issued share capital immediately following the completion of this offering, assuming full exercise of all awards that may be granted under this plan. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company as a result of their proprietary interest in the company's success.

        Plan Administration.    Our 2010 Equity Incentive Plan will be administered by the compensation committee of our board of directors. The compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The compensation committee will have the full power and authority to establish the terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

        Types of Awards.    The following briefly describes the principal features of the various awards that may be granted under our 2010 Equity Incentive Plan.

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  Options.  Options have specified terms set forth in a share option agreement. The exercise price of an option must not be less than 100% (in term of individuals subject to U.S. taxation) or 85% of the fair market value of the underlying shares on the option grant date. The term of an option granted under the 2010 Equity Incentive Plan must not exceed ten years from the date the option is granted, and a shorter term may be required.

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  Restricted Stock and Restricted Stock Units.  An award of restricted share is a grant of our ordinary shares subject to restrictions the compensation committee may impose. A restricted stock unit is a contractual right that is denominated in our ordinary shares, each of which represents a right to receive the value of a share or a specified percentage of such value upon the terms and conditions set forth in the 2010 Equity Incentive Plan and the applicable award agreement.

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  Share Appreciation Rights.  The committee is authorized to grant share appreciation rights independent of an option or in connection with an option. The exercise price per share of a share appreciation right will be an amount determined by the compensation committee but in no event such amount shall be less than the fair market value of a share on the grant date, or in the case of a share appreciation right in connection with an option, the option price.

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  Other Stock-based Awards.  The committee is authorized to grant other share-based awards that are denominated or payable in or otherwise related to our ordinary shares such as the right to receive, or vest with respect to, one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Terms and conditions of such awards will be determined by the compensation committee appointed.

        Change in Control.    If a third-party acquires control over us through the purchase of all or substantially all of our assets, acquisition of 30% or more of our voting power, a merger or other business combination or if individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by the compensation committee with respect to the applicable award agreement or otherwise, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter.

        Amendment and Termination of Plan.    Our board of directors may at any time amend, alter or discontinue the 2010 Equity Incentive Plan. Amendments or alterations to our 2010 Equity Incentive Plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant. Any amendment, alteration or termination of our share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, the 2010 Equity Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

        As of the date of this prospectus, we have not granted any options to purchase our ordinary shares to our directors, officers and employees.

PRINCIPAL AND SELLING SHAREHOLDERS

        The table below sets forth information with respect to the beneficial ownership of our ordinary shares, assuming the conversion of our 2008 convertible loan and 2010 convertible loan and as adjusted to reflect the sale of the ADSs offered in this offering, by:

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  each of the selling shareholders;

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  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares and each lender of our convertible loans.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Percentage of beneficial ownership of each listed person prior to this offering is based on 85,793,188 ordinary shares outstanding as of the date of this prospectus, including 5,793,188 ordinary shares converted from our 2008 and 2010 convertible loans. Percentage of beneficial ownership of each listed person after this offering is based on 113,393,188 ordinary shares outstanding immediately after the closing of this offering. Phillip Ventures and Splendid Pearl, as the selling shareholders, have granted to the underwriters an option to purchase up to 1,035,000 ADSs, representing 4,140,000 ordinary shares, at the initial public offering price less the underwriting discount.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares To Be Sold by Selling Shareholder in This Offering (Assuming Full Exercise of Overallotment Option)			Ordinary Shares Beneficially Owned After This Offering (Assuming No Exercise of Overallotment Option)			Ordinary Shares Beneficially Owned After This Offering (Assuming Full Exercise of Overallotment Option)
	Number	Percent	Number	Percent		Number	Percent		Number	Percent
Directors and Executive Officers:
James Hong(1)	61,632,000	71.84%	—	—		62,424,056	55.05%	(7)	62,424,056	55.05%	(7)
All Directors and Executive Officers as a Group	61,632,000	71.84%	—	—		62,424,056	55.05%		62,424,056	55.05%
Principal and Selling Shareholders:
Phillip Ventures Enterprise Fund 2 Ltd.(2)	5,793,188	6.75%	828,000	0.97%	(6)	5,793,188	5.11%		4,965,188	4.37%
Fame Brilliant Group Limited(3)	61,632,000	71.84%	—	—		62,424,056	55.05%	(7)	62,424,056	55.05%	(7)
Splendid Pearl International Limited(4)	6,968,000	8.12%	3,312,000	3.86%	(6)	6,584,488	5.81%	(7)	3,272,488	2.88%	(7)
Head Park Holdings Limited(5)	5,920,000	6.90%	—	—		5,669,660	5.00%		5,669,660	5.00%

(1)
Represents 100% of the 61,632,000 ordinary shares held by Fame Brilliant, which is wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong. Mr. James Hong disclaims beneficial ownership of the shares held by Fame Brilliant and Ms. Siu Fong Or.

(2)
Represents 5,793,188 ordinary shares issuable upon conversion of the amounts on the 2008 convertible loan and 2010 convertible loan held by Phillip Ventures. Phillip Ventures is a company incorporated in Singapore with its registered address at 250 North Bridge Road, #06-00 Raffles City Tower, Singapore 179101. Phillip Ventures is a private equity investment fund managed by Phillip Private Equity Pte Ltd., or PPE, on a fully discretionary basis. PPE holds the only issued ordinary share of Phillip Ventures and the preference shares in the capital of Phillip Ventures are held mainly by institutional investors and high net worth individuals. The ultimate holding company of PPE is Phillip Investment Corporation Pte. Ltd., which is majority-owned by Mr. Lim Hua Min.

(3)
Represents 61,632,000 ordinary shares directly held by Fame Brilliant. Fame Brilliant is a company incorporated in the British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Fame Brilliant is wholly owned by Ms. Siu Fong Or.

(4)
Represents 6,968,000 ordinary shares directly held by Splendid Pearl. Splendid Pearl is a company incorporated in British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Splendid Pearl is wholly owned by Mr. Huatan Cai.

(5)
Represents 5,920,000 ordinary shares directly held by Head Park. Head Park is a company incorporated in British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Head Park is wholly owned by Mr. Tin Yuet Yung.

(6)
Represents the percentage calculated based on the aggregate number of ordinary shares to be offered in this offering divided by 85,793,188 ordinary shares outstanding as of the date of this prospectus, including 5,793,188 ordinary shares converted from our 2008 and 2010 convertible loans.

(7)
Reflects the adjustments pursuant to the agreements among Fame Brilliant, Splendid Pearl and Head Park dated February 28, 2008 and November 10, 2010. Under such agreements, the aggregate number of ordinary shares held by Fame Brilliant, Splendid Pearl and Head Park will be adjusted among themselves after this offering so that Splendid Pearl (together with any transferees of the ordinary shares held by it) and Head Park (together with any transferees of the ordinary shares held by it) will own 7.5% and 5.0%, respectively, of our outstanding ordinary shares immediately after this offering. In addition, pursuant to a loan agreement entered into between Ms. Siu Fong Or and Mr. Ching Ngai Hung in February 2008, the number of ordinary shares held by Fame Brilliant and Joyous Fly International Limited, or Joyous Fly, will be adjusted between themselves after this offering so that Joyous Fly will own 3% of our outstanding ordinary shares immediately after this offering.

        As of the date of the prospectus, none of our outstanding ordinary shares is held by record holders in the United States. None of our existing shareholders will have different voting rights from other shareholders after the closing of this offering.

        See "Description of Share Capital—History of Securities Issuances and Transfers" for a description of the history of our share issuances and transfers.

 RELATED PARTY TRANSACTIONS

Restructuring

        In September 2008, Fast Boost Holdings Limited, or Fast Boost, acquired all the equity interests in Zuoan Dress Co., Ltd., Shishi, or Shishi Zuoan, through its wholly owned Hong Kong subsidiary, Champion Goal Holdings Limited, or Champion Goal. Shishi Zuoan was previously wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, our chairman and chief executive officer, through Fame Brilliant Group Limited, or Fame Brilliant, a British Virgin Islands company wholly owned by Ms. Or. As consideration for the acquisition, Fast Boost issued 10,000 ordinary shares to Fame Brilliant. In August 2010, Fame Brilliant incorporated Zuoan Fashion Limited, or Zuoan Cayman, in the Cayman Islands. On October 5, 2010, Fast Boost became the wholly owned subsidiary of Zuoan Cayman through a share exchange through which Zuoan Cayman acquired all of the issued and outstanding shares of Fast Boost, and issued ordinary shares to the shareholders of Fast Boost. Upon completion of the share exchange, Zuoan Cayman became our ultimate holding company.

        See "Description of Share Capital—History of Securities Issuances and Transfers" for more information relating to the history of our securities issuances and transfers.

Convertible Loans

  2008 Convertible Loan

        In December 2008, Fast Boost entered into a convertible loan agreement with Phillip Ventures Enterprise Fund 2 Ltd, or Phillip Ventures, under which Phillip Ventures granted loans in the aggregate amount of S$4.0 million to Fast Boost. Mr. James Hong, Ms. Siu Fong Or and Fame Brilliant, the then controlling shareholder of Fast Boost, are also parties to the 2008 convertible loan agreement and provided certain representations, warranties and covenants under the loan. In January 2010, in consideration of S$0.6 million, Phillip Ventures agreed to extended the maturity date of the loans under this agreement to December 31, 2010, which was further extended to January 31, 2011 pursuant to a supplemental agreement dated December 3, 2010.

  2010 Convertible Loan

        In January 2010, Fast Boost, Phillip Ventures, Mr. James Hong, Ms. Or and Fame Brilliant entered into a second convertible loan agreement with substantially similar terms as the 2008 convertible loan agreement. Pursuant to the 2010 convertible loan agreement, Phillip Ventures granted loans in the aggregate amount of S$4.0 million to Fast Boost with a maturity date of December 31, 2010, which was extended to January 31, 2011 pursuant to the supplemental agreement dated December 3, 2010.

  Conversion

        Pursuant to the above convertible loan agreements, each of the 2008 convertible loan and the 2010 convertible loan will be converted in its entirety into ordinary shares of our company immediately prior to the consummation of this offering. For each convertible loan, the number of ordinary shares to be issued to Phillip Ventures equals its principal amount divided by a conversion price equal to a discounted price to the preliminary offering price of our ordinary shares, which is the mid-point of the estimated offering price range for this offering on a per ordinary share basis. The discount for the 2008 convertible loan is 50% of the preliminary offering price, subject to a cap on the conversion price of US$0.8539 per ordinary share, while the discount for the 2010 convertible loan is 45% of the preliminary offering price, subject to a cap on the conversion price of US$1.3634 per ordinary share. The convertible loans will not bear any interest if they are converted prior to the maturity date. Otherwise, we must pay interest of 15% per annum calculated from the drawdown date to the date of actual repayment for each of the 2008 convertible loan and the 2010 convertible loan.

  Put Option and Share Pledge

        Pursuant to the above convertible loan agreements, Phillip Ventures has a right to sell all the conversion shares to Mr. James Hong and his wife, Ms. Siu Fong Or, if this offering is not completed prior to the maturity date. Also, Fame Brilliant pledged all of the ordinary shares of our company owned by it as collateral to secure Fast Boost's obligations under the convertible loan agreements. Such put option and security interest will be terminated or discharged upon the completion of this offering and conversion of the convertible loans.

  Other Rights

        We have granted Phillip Ventures various rights under the convertible loan agreements, including a redemption right with respect to the convertible loans and certain tag-along rights relating to the shares issued or issuable upon conversion of the convertible loans. We also provided certain restrictive covenants with respect to the corporate governance of our company. The foregoing rights will terminate immediately prior to the completion of this offering.

Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities

        Since January 2007, Shishi Zuoan has entered into various credit facilities with Bank of Quanzhou for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu Garment Manufacturing Co., Ltd., or Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for Shishi Zuoan's obligation under some or all of such credit facilities. As of December 31, 2007, 2008, 2009 and September 30, 2010, we had outstanding borrowings under these credit facilities of RMB2.5 million, RMB4.1 million, RMB4.1 million (US$0.6 million) and RMB4.2 million (US$0.6 million), respectively.

        Since November 2008, Shishi Zuoan has entered into several loan agreements with Industrial Bank for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Mr. Qilin Hong each agreed to provide guarantees for our obligations under these loan agreements. Mr. James Hong also pledged certain real properties owned by him as security for our obligations of up to an aggregate amount of RMB0.4 million under any loan agreements with Industrial Bank that have been entered into or will be entered into from November 11, 2008 to November 10, 2010. In addition, Fujian Aidu and Jinjiang Yuanxing each agreed to guarantee our obligations of up to an aggregate amount of RMB5.0 million under any loan agreements with Industrial Bank that have been entered into or will be entered into from November 20, 2009 to November 19, 2010. As of December 31, 2008 and 2009 and September 30, 2010, we had outstanding borrowings under these loans of RMB3.0 million, RMB5.0 million (US$0.7 million) and RMB4.9 million (US$0.7 million), respectively.

        In May 2009, Shishi Zuoan agreed to guarantee Fujian Aidu's obligations for an aggregate amount of no more than RMB6.0 million under the loan agreements entered into or to be entered into from May 11, 2009 to May 10, 2012 between Fujian Aidu and Agricultural Bank of China, Jinjiang Branch. As of September 30, 2010, the outstanding loans that were guaranteed by Shishi Zuoan were nil.

        In May 2010, we borrowed RMB35.0 million from China Citic Bank pursuant to a loan agreement dated May 21, 2010. The maturity date of this loan is May 21, 2011. Mr. James Hong and certain other third parties have provided guarantees for this short-term loan.

        In September 2010 and October 2010, we entered into two financing agreements with ICBC under which we borrowed RMB2.9 million and RMB2.2 million, respectively, for working capital purposes. The maturity dates of these loans are February 28, 2011 and March 29, 2011, respectively. The weighted average interest rate was 4.9% for each of these loans for the nine months ended September 30, 2010. We have assigned to ICBC the rights to certain of our accounts receivable to serve as security for these loans. Fujian Aidu agreed to guarantee our obligations of up to RMB18.0 million under these loans and any other loans that we may obtain from ICBC during the period from September 2010 to August 2012.

        Mr. Chaoxi Hong, father of Mr. James Hong and Mr. Tianzhen Hong, our director and vice general manager, has in the past provided printing and embroidery services to us. We paid a total of RMB0.4 million and RMB1.0 million to Mr. Chaoxi Hong as service fees for the years ended December 31, 2007 and 2008, respectively. We ceased engaging Mr. Chaoxi Hong for printing and embroidery services since January 1, 2009.

        Shishi Zuoan leases our production facility in Jinjiang, Fujian province, from Fujian Aidu pursuant to a lease agreement dated as of December 20, 2004. The lease agreement had a term of two years, renewable upon a one-month notice by Shishi Zuoan. We were obligated to pay an annual rent in the amount of RMB3.6 million, payable quarterly, under the lease. We entered into a real property transfer agreement dated as of June 25, 2006 with Fujian Aidu, under which we agreed to acquire the said production facility for a total consideration of RMB42.9 million. We paid a total deposit of RMB28.0 million under the agreement, which was used as prepayments for the monthly rental expenses commencing from June 2006. The proposed acquisition was not completed because Fujian Aidu was unable to transfer the necessary property and land use rights for the production facility. As a result, the real property transfer agreement was terminated in June 2008 pursuant to a supplemental agreement and the balance of our deposit payment less the cumulative incurred rental expenses amounting to RMB19.7 million was refunded to us in July 2008, together with a one-time compensation payment of RMB1.4 million from Fujian Aidu. The parties further agreed in the supplemental agreement to extend the lease to June 30, 2013, with an annual rent in the amount of RMB4.3 million, payable quarterly. We made rent payments to Fujian Aidu in the amount of RMB3.6 million, RMB4.0 million, RMB 4.3 million and RMB3.2 million, respectively, in 2007, 2008, 2009 and the nine months ended September 30, 2010.

Share Purchase Agreement

        In November 2010, in recognition of Mr. Chaoshen Wang's contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us, Fame Brilliant entered into a share purchase agreement with Mr. Wang. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant ordinary shares of our company in an amount of up to 3% of the issued and outstanding shares of our company after this offering, or the aggregate purchase shares. Such right will vest in installments over a period of three years commencing from the completion of the offering, contingent upon Mr. Wang's continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, will vest six months after the completion of this offering, and the second installment, equal to one-sixth of the aggregate purchase shares, will vest one year after the completion of this offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years. The purchase price will be 85% of the public offering price for our ordinary shares in this offering.

Employment Agreements

        See "Management—Employment Agreements" for a description of the employment agreements we have entered into with our senior executive officers.

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

        As of the date of this prospectus, our authorized share capital consists of 500,000,000 ordinary shares, with a par value of US$0.00025 each. As of the date of this prospectus, there are 80,000,000 ordinary shares issued and outstanding.

        Our new amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

  General

        Our Cayman Islands counsel, Conyers Dill & Pearman, has advised us that all of our outstanding ordinary shares as of the date of this prospectus are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

  Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

  Voting Rights

        Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

  Transfer of Ordinary Shares

        Subject to the restrictions contained in our amended and restated articles of association, as set out below as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share (not being a fully paid up share) to any person of whom it does not approve or any share issued under any share incentive scheme for employees upon which a transfer restriction subsists. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  the ordinary shares transferred are fully paid and free of any lien in favor of us; and

  •
  any fee related to the transfer has been paid to us; and

  •
  the transfer is not to more than four joint holders.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

  Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

  Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

  Redemption of Ordinary Shares

        In accordance with our amended and restated articles of association and provided the necessary shareholders and/or directors approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

  Variations of Rights of Shares

        If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, in accordance with our amended and restated articles of association, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

  General Meetings of Shareholders

        Shareholders' meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least 35 clear days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

  Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See "Where You Can Find Additional Information."

  Changes in Capital

        We may from time to time by ordinary resolution:

  •
  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount; or

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

        We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

        We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  an exempted company's register of members is not open to inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may issue no par value, negotiable or bearer shares;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE in lieu of following home country practice after the closing of this offering. The NYSE requires that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our amended and restated articles of association allow directors to call special meetings of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

        The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

  Mergers and Similar Arrangements

        A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

  Shareholders' Suits

        In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  •
  a company acts or proposes to act illegally or ultra vires;

  •
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

  Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  Anti-Takeover Provisions in the Memorandum and Articles of Association

        Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

  Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

  Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

  Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Neither Cayman Islands law nor our amended and restated articles of association allow our shareholders to requisition a shareholders' meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings. However, our amended and restated articles of association require us to call such meetings every year.

  Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

  Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by ordinary resolution.

  Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

  Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

        Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

  Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

  Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

  Rights of Non-Resident or Foreign Shareholders

        There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

  Directors' Power to Issue Shares

        Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances and Transfers

        Ms. Siu Fong Or, wife of Mr. James Hong, our chairman and chief executive officer, established our PRC operating company, Zuoan Dress Co., Ltd., Shishi, or Shishi Zuoan, as a wholly foreign owned company in April 2002.

        In February 2008, Fast Boost issued 100 ordinary shares with a par value of US$1.00 per share to Fame Brilliant Group Limited, or Fame Brilliant, a company wholly owned by Ms. Or. After the issuance, Fame Brilliant owned 100% of Fast Boost's issued and outstanding ordinary shares.

        In September 2008, Fast Boost effected a 100-for-1 share split whereby all of its issued and outstanding 100 ordinary shares were split into 10,000 ordinary shares with a par value of US$0.01 per share. Subsequently, Fast Boost acquired Shishi Zuoan from Ms. Or and issued an additional 10,000 ordinary shares to Fame Brilliant in connection with such acquisition. After such share split and issuance, Fast Boost had 20,000 ordinary shares issued and outstanding, all of which were held by Fame Brilliant.

        In October 2008, Fame Brilliant sold 2,222 ordinary shares of Fast Boost to Splendid Pearl International Limited, or Splendid Pearl, and 1,480 ordinary shares to Head Park Holdings Limited, or Head Park, pursuant to a share purchase agreement among Fame Brilliant, Splendid Pearl and Head Park dated as of February 28, 2008. At the same time, Fame Brilliant transferred 890 ordinary shares to Joyous Fly International Limited, or Joyous Fly, pursuant to a supplemental loan agreement between Ms. Or and Mr. Ching Ngai Hung dated as of February 18, 2008 as repayment of a loan Ms. Or obtained from Mr. Hung in 2002. The following table sets forth the change in shareholdings in Fast Boost following these transactions:

Name of Shareholder	Ordinary Shares Owned Before Change	Percentage Before Change	Ordinary Shares Owned After Change	Percentage After Change
Fame Brilliant Group Limited	20,000	100%	15,408	77.04%
Splendid Pearl International Limited	—	—	2,222	11.11%
Head Park Holdings Limited	—	—	1,480	7.40%
Joyous Fly International Limited	—	—	890	4.45%

        Pursuant to the February 2008 share purchase agreement and the supplemental agreement dated November 10, 2010, the number of ordinary shares held by Fame Brilliant, Splendid Pearl and Head Park will be adjusted among themselves after this offering so that Splendid Pearl (together with any transferees of the ordinary shares held by it) and Head Park (together with any transferees of the ordinary shares held by it) will own 7.5% and 5.0%, respectively, of our outstanding ordinary shares immediately after this offering. In addition, pursuant to the February 2008 supplemental loan agreement, the number of ordinary shares held by Fame Brilliant and Joyous Fly will be adjusted between themselves after this offering so that Joyous Fly will own 3% of our outstanding ordinary shares immediately after this offering.

        Pursuant to a convertible loan agreement dated as of December 24, 2008, Fast Boost obtained a convertible loan of S$4.0 million from Phillip Ventures Enterprise Fund 2 Ltd, or Phillip Ventures. Pursuant to a convertible loan agreement dated as of January 15, 2010, Fast Boost obtained a second convertible loan of S$4.0 million from Phillip Ventures. Each convertible loan will be converted in its entirety into our ordinary shares immediately prior to the consummation of this offering. The number of ordinary shares to be issued to Phillip Ventures equals the principal amount of each convertible loan divided by a conversion price equal to a discounted price to the preliminary offering price of our ordinary shares, which is the mid-point of the estimated offering price range for this offering on a per ordinary share basis. The discount for the 2008 convertible loan is 50% of the preliminary offering price, subject to a cap on the conversion price of US$0.8539 per ordinary share, while the discount for the 2010 convertible loan is 45% of the preliminary offering price, subject to a cap on the conversion price of US$1.3634 per ordinary share. For additional information about the convertible loans, see "Related Party Transactions—Convertible Loans."

        In August 2010, Fame Brilliant incorporated Zuoan Fashion Limited, or Zuoan Cayman, in the Cayman Islands. Zuoan Cayman issued one subscriber share to Codan Trust Company (Cayman) Limited on August 24, 2010, which one share was transferred to Fame Brilliant on the same date. Also on August 24, 2010, Zuoan Cayman issued 99 new ordinary shares to Fame Brilliant.

        On October 5, 2010, Fast Boost became the wholly owned subsidiary of Zuoan Cayman through a share exchange through which Zuoan Cayman acquired all of the issued and outstanding shares of Fast Boost, and issued 20,000 ordinary shares with a par value of US$1.00 per share to the shareholders of Fast Boost. Upon completion of the share exchange, Zuoan Cayman became our ultimate holding company. On the same day, Splendid Pearl transferred 480 ordinary shares of Zuoan Cayman to Floria Holdings Limited, a third-party company incorporated in British Virgin Islands, pursuant to an agreement dated September 3, 2010.

        In December 2010, Zuoan Cayman effected a 4,000-for-1 share split whereby all of our issued and outstanding 20,000 ordinary shares were split into 80,000,000 ordinary shares with a par value of US$0.00025 per share.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of four ordinary shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American depositary receipt. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Holding the ADSs

  How will you hold your ADSs?

        You may hold ADSs either (1) directly (a) by having an American depositary receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

  How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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  Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held in a segregated account. It will not invest the foreign currency and it will not be liable for any interest.

    Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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  Shares.  The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

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  Elective Distributions in Cash or Shares.  If we offer holders of our ordinary shares the option to receive dividends in either cash or shares and notify the depositary at least 30 days prior to the proposed distribution that we wish such elective distribution to be made available also to ADS holders, the depositary, after consultation with us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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  Rights to Purchase Additional Shares.  If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights and notify the depositary at least 45 days prior to the proposed distribution that we wish such rights to be made available also to ADS holders, the depositary may, after consultation with us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

  If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

  U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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  Other Distributions.  If we notify the depositary at least 30 days prior to any such proposed distribution that we wish to also make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

  How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sale—Lock-up Agreements."

  How do ADS holders cancel an American depositary share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

  How do ADS holders interchange between Certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

  How do you vote?

        You may vote by doing one of the following: (1) you could instruct the depositary to vote the ordinary shares underlying your ADS, or (2) you could exercise your right to vote directly if you withdraw the ordinary shares underlying your ADSs. However, if you wish to vote directly, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

        If we ask for your instructions and notify the depositary of such request at least 21 business days in advance of the meeting date, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given, or deemed given in accordance with the immediately following paragraph, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our amended and restated memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

        If we timely requested the depositary to solicit your instructions and (1) no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose or (2) the depositary timely receives voting instructions from such owner but such owner fails to specify the manner in which the depositary is to vote any of the deposited securities represented by the ADSs of such owner, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition from ADS holders (as determined by us or the depositary) exists against the outcome for which the person designated by us would otherwise vote, or the matter materially and adversely affects the rights of holders of the ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

        As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary
• Transfer of ADRs	US$1.50 per certificate presented for transfer

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

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  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

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  Any applicable fees and penalties thereon.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. The depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Non-payment of fees and expenses with respect to ADSs generally does not result in forfeiture of the ADSs or the ordinary shares represented by such ADSs.

        Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. To pay any taxes owed by you, the depositary may apply payments owed to you and may sell deposited securities represented by your ADSs and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

  How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 60 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

  Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

  •
  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

  •
  are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

  •
  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

  •
  disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

  •
  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

  •
  disclaim any liability for any indirect, special, punitive or consequential damages.

        The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

  •
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our ordinary shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding 6,900,000 ADSs representing approximately 24.3% of our 113,393,188 ordinary shares in issue, assuming the underwriters do not exercise their overallotment option. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates," as defined in Rule 144 under the Securities Act, without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. All outstanding ordinary shares prior to this offering are "restricted securities" as that term is defined in Rule 144 and may be sold on the NYSE only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Rule 144

        In general, under Rule 144, a person or entity that has beneficially owned our restricted securities, in the form of ADSs or otherwise, for at least six months and is not our "affiliate" will be entitled to sell our ordinary shares or ADSs at any time beginning 90 days after we become a reporting company under the Exchange Act subject only to the availability of current public information about us, and will be entitled to sell shares held for at least one year without restriction. A person or entity that is our "affiliate" and has beneficially owned our restricted securities for at least six months, will be able to sell, within a rolling three month period, the number of restricted securities that does not exceed the greater of the following:

      (i)  1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1,133,932 ordinary shares immediately after this offering; and

     (ii)  the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by affiliates under Rule 144 must be made through unsolicited brokers' transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Share Options

        We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

        Pursuant to certain "lock-up" agreements, we, our executive officers and directors and all our existing shareholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs without the prior written consent of the representative for a period of 180 days after the date of the pricing of the offering.

        The restrictions described in the preceding two paragraphs will be automatically extended under certain circumstances and are subject to certain exemptions. See "Underwriting."

TAXATION

        The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it is the opinion of Trend Associates, our special PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Davis Polk & Wardwell LLP, our U.S. counsel as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the ordinary shares or ADSs.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

          (1)   that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

          (2)   that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

        The undertaking for us is for a period of twenty years from September 7, 2010.

PRC Taxation

  PRC Taxation of Our Overseas Shareholders

        The New EIT Law Implementation Regulations provide that (i) if an enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as PRC-sourced income. It is not yet clear how the term "domicile" will be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. If we are deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% in the case of dividends or PRC tax at a rate of 10% in the case of gains from the transfer of shares or ADSs, in each case unless a reduced rate is provided under applicable tax treaties.

        The PRC Individual Income Tax Law, or the Individual Tax Law, imposes tax at the rate of 20% on dividends and gains realized by overseas individuals who are neither domiciled nor tax resident in China, to the extent that such dividends or gains are sourced within China. Pursuant to the Individual Tax Law, although the matter is unclear, if we were considered a PRC resident enterprise, dividends or gains realized by our non-PRC individual shareholders or ADS holders may be treated as income derived from sources within China and may be subject to PRC tax (which in the case of dividends may be required to be withheld) at a rate of 20%.

        In addition, according to Circular 601, non-resident enterprises that cannot provide valid supporting documents as "beneficial owners" may not be approved to enjoy tax treaty benefits. In the event that we are treated as a PRC tax resident, dividends to be distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions of incorporation have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a "beneficial owner" under Circular 601. The PRC tax authorities' approval is required in order to apply the benefits under a tax treaty.

        In connection with the New EIT Law, on April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management of the Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, when a non-resident enterprise transfers equity interest in a PRC resident enterprise and enterprise income tax on the capital gains from such transfer is not withheld, the non-resident enterprise must file a return with PRC tax authorities and pay tax on the capital gains. In addition, the PRC tax authorities have the discretion under Circular 698 to adjust the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

U.S. Federal Income Tax Considerations

        The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person's decision to acquire the securities. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder's particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  dealers or traders in securities who use a mark-to-market method of tax accounting;

  •
  persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  entities classified as partnerships for U.S. federal income tax purposes;

  •
  tax-exempt entities, including "individual retirement accounts" or "Roth IRAs";

  •
  persons that own or are deemed to own 10% or more of our voting stock; or

  •
  persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the People's Republic of China and the United States, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        A "U.S. Holder" is a person that is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares or ADSs and is:

  •
  a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

        The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary, also referred to as pre-release, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Accordingly, the creditability of PRC taxes described below could be affected by actions taken by such parties or intermediaries. Although such actions may also affect the availability of the reduced tax rate that may apply to dividends paid in taxable years beginning prior to January 1, 2013 to certain non-corporate U.S. Holders, as described below, we do not expect to pay any dividend in the foreseeable future and therefore we do not expect to pay dividends that would qualify for the reduced rate.

        U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADSs in their particular circumstances.

        This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

  Taxation of Distributions

        Distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. If we are required to withhold for PRC taxes, as described in "—PRC Taxation—PRC Taxation of Our Overseas Shareholders," the amount of a dividend will include any such amounts withheld. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's, or in the case of ADSs, the Depositary's, receipt of the dividend. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends (if any) paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

        Subject to the limitations set forth in the Code and Treasury regulations, some of which vary depending upon the U.S. Holder's circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, if we are treated as a PRC "resident enterprise" under PRC tax law as discussed above under "—PRC Taxation of Our Overseas Shareholders," PRC income taxes withheld from dividends on ordinary shares or ADSs may be creditable against the U.S. Holder's U.S. federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will generally constitute "passive income," but could, in the case of certain U.S. Holders, constitute "general income." The creditability of foreign taxes may also be limited in other circumstances, for example, if the ordinary shares or ADSs have not been held for a prescribed minimum holding period or a U.S. Holder had losses from foreign sources in previous taxable years. Therefore, U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

  Sale or Other Disposition of Ordinary Shares or ADSs

        For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder's tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

        As described in "—PRC Taxation—PRC Taxation of Our Overseas Shareholders," if we were deemed to be a PRC "resident enterprise" under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC tax. The Treaty does not restrict the PRC's right to tax capital gains. If gains were subject to PRC taxes, a U.S. Holder's amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat the disposition gain as foreign-source gain and claim a foreign tax credit against the U.S. Holder's tax liability on the gain. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

  Passive Foreign Investment Company Rules

        Based on the expected composition of our income and assets and the value of our assets (including the value of our goodwill, which is based, in part, on the expected price of our ordinary shares and ADSs in this offering), we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2010 taxable year or in the foreseeable future. However, because PFIC status is determined annually after the end of each taxable year and depends on the composition of a company's income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

        If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares or ADSs would be allocated ratably over the U.S. Holder's holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

        If we were a PFIC in any year during which you held our ordinary shares or ADSs, under certain attribution rules, you would be deemed to own a proportionate share of lower-tier PFICs, and would be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

        Certain elections may be available that would result in alternative treatments of the ordinary shares or ADSs (such as a mark-to-market treatment, pursuant to which a U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of each taxable year (but only to the extent of the net income previously included as a result of the mark-to-market election)). U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. We do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.

        In addition, if we were a PFIC, certain annual Internal Revenue Service reporting obligations would apply to U.S. Holders.

  Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

        The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

        We, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally and not jointly agreed to purchase from us and the selling shareholders the number of ADSs set forth opposite its name below. Cowen and Company, LLC is the representative of the underwriters.

Underwriter	Number of ADSs
Cowen and Company, LLC
RBC Capital Markets, LLC
Samsung Securities (Asia) Limited
Janney Montgomery Scott, LLC

Total	6,900,000

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased, other than those ADSs covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling shareholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Samsung Securities (Asia) Limited will make sales in the United States through its SEC-registered broker-dealer affiliate.

        Overallotment Option to Purchase Additional ADSs.    The selling shareholders have granted an option to the underwriters to purchase up to 1,035,000 additional ADSs at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of ADSs offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional ADSs from us and from the selling shareholders in approximately the same proportion as shown in the table following the first paragraph of this section.

        Discounts and Commissions.    The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

        We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately US$2.3 million and are payable by us.

Total
	Per ADS	Without Overallotment	With Overallotment
Public offering price	US$	US$	US$
Underwriting discount	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
Proceeds, before expenses, to selling shareholders	US$	US$	US$

        The underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the ADSs to securities dealers at the public offering price less a concession not in excess of US$            per ADS. The underwriters may allow, and the dealers may reallow, a discount not in excess of US$            per ADS to other dealers. If all of the ADSs are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        Discretionary Accounts.    The underwriters do not intend to confirm sales of the ADSs to any accounts over which they have discretionary authority.

        Market Information.    Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations include:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial information;

  •
  an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the ADSs may not develop. It is also possible that after the offering, the ADSs will not trade in the public market at or above the initial public offering price.

        Our ADSs have been approved for listing on the NYSE under the symbol "ZA."

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

  •
  Stabilizing transactions permit bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress.

  •
  Overallotment transactions involve sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over allotted by the underwriters is not greater than the number of ADSs that they may purchase in the overallotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing ADSs in the open market.

  •
  Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared with the price at which they may purchase ADSs through exercise of the overallotment option. If the underwriters sell more ADSs than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ADSs. These transactions may be effected on the NYSE in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Lock-Up Agreements.    Pursuant to certain "lock-up" agreements, we, our executive officers and directors and all our existing shareholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs without the prior written consent of the representative for a period of 180 days after the date of the pricing of the offering. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        This lock-up provision applies to ordinary shares, ADSs and securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or ADSs, excluding ADSs acquired in open market transactions after the completion of this offering. The exceptions to the lock-up permit us, among other things and subject to restrictions, to: (a) issue ordinary shares or options pursuant to employee benefit plans, (b) issue ordinary shares upon exercise of outstanding options or warrants, or (c) file registration statements on Form S-8. The exceptions permit our executive officers, directors and shareholders, among other things and subject to restrictions, to make certain gifts so long as the transferee remains subject to the lock-up. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

        Electronic Offer, Sale and Distribution of ADSs.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Other Relationships.    Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

        Addresses.    The address for Cowen and Company, LLC is 1221 Avenue of the Americas, New York, New York 10020.

Selling Restrictions

        No action has been taken in any jurisdiction except the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        United Kingdom.    Each of the underwriters has represented and agreed that:

  •
  it has not made or will not make an offer of the ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

  •
  it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

        Switzerland.    The ADSs will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

        European Economic Area.    In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the

Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  •
  it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the ADSs acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative of the underwriters has been given to the offer or resale; or (2) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

        For the purposes of the provisions in the two immediately preceding paragraphs, the expression an "offer of the ADSs to the public" in relation to the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        United Arab Emirates.    This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the "UAE"), Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority (the "DFSA"), a regulatory authority of the Dubai International Financial Centre (the "DIFC"). The issue of shares of common stock does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly or otherwise.

        The ADSs may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The ADSs may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management of the company and the representative represent and warrant the ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc.) filing fee, all amounts are estimates.

SEC registration fee	US$11,610
NYSE listing fee	125,000
FINRA filing fee	10,420
Printing expenses	250,000
Legal fees and expenses	1,100,000
Accounting fees and expenses	570,000
Miscellaneous	200,000

Total	US$2,267,030

 LEGAL MATTERS

        The validity of the ADSs and certain other legal matters as to the U.S. federal and New York law in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. Certain legal matters with respect to the U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC laws will be passed upon for us by Trend Associates and for the underwriters by Commerce and Finance Law Offices.

EXPERTS

        Our consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010 included in this prospectus have been audited by GHP Horwath, P.C., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of GHP Horwath, P.C. are located at 1670 Broadway, Suite 3000, Denver, Colorado 80202, the United States.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Zuoan Fashion Limited and subsidiaries

        We have audited the accompanying consolidated statements of financial position of Zuoan Fashion Limited (Note 1) and subsidiaries ("the Company") as of December 31, 2007, 2008 and 2009 and September 30, 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009 and the nine-month period ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zuoan Fashion Limited and subsidiaries as of December 31, 2007, 2008 and 2009, and September 30, 2010, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2009 and the nine-month period ended September 30, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GHP HORWATH, P.C.

Denver, Colorado
January 4, 2011

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN,

EXCEPT PER SHARE AMOUNTS)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

	Notes	December 31, 2007	December 31, 2008	December 31, 2009	September 30, 2009	September 30, 2010
					(unaudited)
Revenues	4	434,472	598,344	693,089	489,693	613,878
Cost of sales		(262,281)	(355,640)	(411,165)	(293,561)	(360,790)

Gross profit		172,191	242,704	281,924	196,132	253,088
Other income	4	381	1,783	898	381	606
Selling and distribution expenses		(32,954)	(49,666)	(53,373)	(28,012)	(44,217)
Administrative expenses		(12,700)	(18,572)	(22,176)	(13,631)	(27,885)
Finance costs		(230)	(360)	(1,018)	(690)	(6,063)

Profit before taxation	5	126,688	175,889	206,255	154,180	175,529
Income tax expense	6	(35,277)	(43,206)	(52,357)	(38,824)	(47,846)

Profit after taxation		91,411	132,683	153,898	115,356	127,683
Other comprehensive (loss) income:
Foreign exchange difference arising from translation of foreign currency financial statements		—	—	(27)	(1)	786

Total comprehensive income for the period		91,411	132,683	153,871	115,355	128,469

Earnings per share (RMB)
—Basic and diluted	8	1.14	1.66	1.92	1.44	1.60

Pro forma earnings per share (RMB)
—Diluted (audited)	8			1.85	1.39	1.55

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

AS OF DECEMBER 31, 2007, 2008 AND 2009 AND

SEPTEMBER 30, 2010

	Notes	December 31, 2007	December 31, 2008	December 31, 2009	September 30, 2010
ASSETS
Non-current assets
Property, plant and equipment	9	2,983	2,559	2,043	2,895
Deferred offering costs		—	—	—	4,362

		2,983	2,559	2,043	7,257

Current assets
Inventories	10	50,554	8,319	17,409	25,876
Trade and other receivables	11	103,127	142,066	215,454	314,597
Prepayments	12	22,600	—	2,409	1,800
Fixed deposits—pledged	13	—	5,905	2,175	775
Cash and cash equivalents	14	23,642	70,625	141,569	238,483

		199,923	226,915	379,016	581,531

Total assets		202,906	229,474	381,059	588,788

EQUITY AND LIABILITIES
Share capital	18	10,198	1	1	1
Share premium	19	—	129,599	129,599	129,599
Reserves	19	5,100	9,073	16,653	17,439
Retained profits (deficit)		109,347	(13,397)	132,894	260,577

Total equity		124,645	125,276	279,147	407,616

Liabilities
Current liabilities
Trade and other payables	15	64,231	86,734	51,496	66,417
Interest-bearing bank borrowings	16	2,500	7,050	17,050	47,000
Convertible loan	17	—	—	19,439	40,695
Current income tax payable		11,530	10,414	13,927	27,060

Total liabilities (all current)		78,261	104,198	101,912	181,172

Total equity and liabilities		202,906	229,474	381,059	588,788

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2010

		Attributable to the Company's equity holders
	Notes	Share Capital	Share Premium	Statutory Reserve	Currency Translation Reserve	Retained Profits	Total Equity
Balance at January 1, 2007		10,198	—	5,100	—	72,936	88,234
Total comprehensive income for the year		—	—	—	—	91,411	91,411
Dividends	7	—	—	—	—	(55,000)	(55,000)

Balance at December 31, 2007		10,198	—	5,100	—	109,347	124,645
Issue of shares	1	7,948	—	—	—	—	7,948
Reclassification arising from reorganization	1	(18,145)	129,599	—	—	(111,454)	—
Total comprehensive income for the year		—	—	—	—	132,683	132,683
Transfer to statutory reserve		—	—	3,973	—	(3,973)	—
Dividends	7	—	—	—	—	(140,000)	(140,000)

Balance at December 31, 2008		1	129,599	9,073	—	(13,397)	125,276
Total comprehensive income for the period (unaudited)		—	—	—	(1)	115,356	115,355

Balance at September 30, 2009 (unaudited)		1	129,599	9,073	(1)	101,959	240,631

Balance at December 31, 2008		1	129,599	9,073	—	(13,397)	125,276
Total comprehensive income for the year		—	—	—	(27)	153,898	153,871
Transfer to statutory reserve		—	—	7,607	—	(7,607)	—

Balance at December 31, 2009		1	129,599	16,680	(27)	132,894	279,147
Total comprehensive income for the period		—	—	—	786	127,683	128,469

Balance at September 30, 2010		1	129,599	16,680	759	260,577	407,616

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

	Notes	December 31, 2007	December 31, 2008	December 31, 2009	September 30, 2009	September 30, 2010
					(unaudited)
Cash flows from operating activities
Profit before taxation		126,688	175,889	206,255	154,180	175,529
Adjustments for:
Depreciation of property, plant and equipment	5	934	893	780	589	472
Allowance for inventory obsolescence		2,593	167	—	—	—
Loss on disposal of property, plant and equipment	5	—	198	7	7	—
Interest expenses on bank borrowings		230	360	1,018	690	1,422
Interest expense on convertible loan		—	—	—	—	4,641
Interest income	4	(381)	(383)	(504)	(381)	(606)

Operating profit before working capital changes		130,064	177,124	207,556	155,085	181,458
(Increase)/Decrease in inventories		(14,266)	42,068	(9,090)	(6,738)	(8,467)
Increase in trade and other receivables		(29,102)	(38,926)	(73,388)	(122,564)	(98,357)
(Increase)/Decrease in prepayments		(10,400)	22,600	(2,436)	(2,242)	(3,753)
(Increase)/Decrease in fixed deposits pledged		—	(5,905)	3,730	3,270	1,400
Increase/(Decrease) in trade and other payables		4,527	22,503	(35,238)	5,854	10,280

Cash generated from operations		80,823	219,464	91,134	32,665	82,561
Interest paid		(230)	(360)	(1,018)	(690)	(1,422)
Income tax paid		(27,348)	(44,322)	(48,844)	(29,244)	(34,713)

Net cash generated from operating activities		53,245	174,782	41,272	2,731	46,426

Cash flows from investing activities
Acquisition of property, plant and equipment		(772)	(699)	(271)	(78)	(1,324)
Proceeds from disposal of property, plant and equipment		—	32	—	—	—
Interest received		381	383	504	381	606

Net cash (used in)/generated from investing activities		(391)	(284)	233	303	(718)

Cash flows from financing activities
Issue of shares		—	7,948	—	—	—
Amount due from shareholders		—	(13)	—	—	—
Dividend paid		(55,000)	(140,000)	—	—	—
Bank loans obtained		2,500	7,050	18,550	17,550	48,000
Repayment of bank loans		(2,500)	(2,500)	(8,550)	(4,550)	(18,050)
Convertible loan obtained		—	—	19,439	18,265	21,256

Net cash (used in)/generated from financing activities		(55,000)	(127,515)	29,439	31,265	51,206

Net (decrease)/ increase in cash and cash equivalents		(2,146)	46,983	70,944	34,299	96,914
Cash and cash equivalents at beginning		25,788	23,642	70,625	70,625	141,569

Cash and cash equivalents at end		23,642	70,625	141,569	104,924	238,483

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

1. TITLE, ORGANIZATION AND REORGANIZATION

Business of the Company and title of the financial statements

        Zuoan Fashion Limited ("Zuoan" or the "Company") is holding company. Zuoan owns 100% of Fast Boost Holdings Limited ("Fast Boost"). Zuoan through Fast Boost and its operating subsidiary, Zuoan Dress Co., Ltd, Shishi ("Shishi Zuoan"), is a manufacturer, distributor and retailer of men's apparel. The controlling shareholder, chairman of the board and chief executive officer of the Company is Mr. James Hong ("Mr. Hong"). In 2010, the Company, Fast Boost and its shareholders and Mr. Hong have completed the following transactions:

  1.
  The formation of Zuoan Fashion Limited ("Zuoan"), a Cayman Islands holding company, completed in August 2010. Zuoan is owned by the same control group as Fast Boost. Zuoan had authorized share capital of 50,000 shares at US$1.00 each. In December 2010, Zuoan's authorized share capital increased to 500,000,000 shares at US$0.00025 each.

  2.
  On October 5, 2010, the shareholders of Fast Boost effectively exchanged their outstanding shares of Fast Boost for the outstanding shares of Zuoan (the "Share Exchange"). The Share Exchange has been accounted for as a common control transaction. Other than its 100% ownership of Fast Boost, Zuoan has no significant assets and no other business operations. Under the Share Exchange, Zuoan issued 20,000 ordinary shares. In December 2010, Zuoan effected a 4,000-for-1 share split whereby all of the Company's issued and outstanding 20,000 ordinary shares were split into 80,000,000 ordinary shares with a par value of US$0.00025 per share. All references to shares and earning per share assume that the 80,000,000 ordinary shares of Zuoan are outstanding for all periods presented.

  3.
  Zuoan Fashion Limited will initiate an initial public offering ("IPO") in the United States.

        These consolidated financial statements have been titled "Zuoan Fashion Limited" because:

  1.
  Zuoan Fashion Limited is the holding company of Fast Boost, its subsidiaries, and the operations of the Company.

  2.
  Other than its 100% ownership of Fast Boost, Zuoan has no significant assets and no other business operations.

  3.
  The IPO will take place under the name of Zuoan Fashion Limited

Organization and reorganization

        Fast Boost was incorporated in the British Virgin Islands ("BVI") in February 2008 as a private company limited by shares with an authorized capital of US$50,000 comprising 50,000 ordinary shares of par value US$1.00 each. In September 2008, every one ordinary share of US$1.00 in the authorized and issued share capital of Fast Boost was divided into 100 ordinary shares of par value US$0.01 each. Therefore, at December 31, 2008 and 2009, Fast Boost has 5,000,000 authorized ordinary shares. Fast Boost has 20,000 ordinary shares issued and outstanding (80,000,000 shares after giving effect to the share split described above) at December 31, 2008 and 2009 and September 30, 2010.

        The financial statements as of and for the three years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010 were authorized for issue by resolution of the Board of

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

1. TITLE, ORGANIZATION AND REORGANIZATION (Continued)

directors on January 4, 2011. The principal place of business of the Company is located at Rooms 213 to 215, Block 8, No. 1150 Luochuan Middle Road, Shanghai, 200072, the People's Republic of China ("PRC"). All of the Company's customers are located in the PRC.

        Fast Boost was formed in February 2008 to become the holding company of Champion Goal Holdings Limited ("Champion Goal") and its subsidiary, Shishi Zuoan. In connection with the formation of Fast Boost, 10,000 ordinary shares were issued to an entity controlled by Mr. Hong for nominal cash consideration. At this time, Fast Boost had no significant assets or business operations.

        In July 2008, Champion Goal was incorporated in Hong Kong as a company with limited liability as an investment holding company. At this time, Champion had no significant assets or business operations. Shishi Zuoan was incorporated in the Peoples Republic of China ("PRC") as a wholly foreign-owned enterprise ("WFOE") by the wife of Mr. Hong in April 2002.

        In 2008, Champion Goal acquired all of the equity in Shishi Zuoan and Fast Boost acquired all of the equity in Champion Goal. Champion Goal issued shares to the wife of Mr. Hong, the owner of Shishi Zuoan, and Fast Boost issued 10,000 ordinary shares to an entity controlled by Mr. Hong, the owner of Champion Goal. The agreed consideration for these share issuances was RMB 129.6 million, which amount was based on the carrying value of the net assets of Shishi Zuoan.

        The acquisition of Shishi Zuoan by Champion Goal and the acquisition of Champion Goal by Fast Boost have been accounted for as common control transactions in a manner similar to a pooling of interests and there was no recognition of any goodwill or excess of the acquirers' interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combinations. Therefore, these transactions were recorded at historical cost with a reclassification of equity from retained profits to share premium to reflect the deemed value of consideration given in the local jurisdiction and the capital structure of Fast Boost. The consolidated financial statements of the Company include all of the accounts of the Company and its subsidiaries, Champion Goal and Shishi Zuoan for all periods presented.

        Basic earnings per share is calculated based on profit attributable to equity holders of Fast Boost and the 80,000,000 ordinary shares issued and outstanding. For the purpose of calculating diluted earnings per share, profit attributable to equity holders of the Company and the outstanding ordinary shares issued are adjusted for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the financial period or, if later, the date of the issue of the potential ordinary shares.

2. BASIS OF PRESENTATION

Statement of compliance

        The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which have been consistently applied. The financial statements have been prepared on the historical cost and accrual basis. The financial statements of the Company are presented in Chinese Renminbi Yuan ("RMB").

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

2. BASIS OF PRESENTATION (Continued)

        The Company's operations are seasonal, therefore, the results of the operations for the nine months ended September 30, 2010 are not necessarily indicative of operating results for the full year.

        The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009.

IAS 1 (revised), Presentation of financial statements

        The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement.

        Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income).

        The Company has elected to present one statement of comprehensive income. The financial statements have been prepared under the revised disclosure requirements.

IFRS 8, Operating Segments

        Effective from January 1, 2009, this standard replaces IAS 14, Segment Reporting. It requires external segment reporting to be based on an entity's internal reporting to its "chief operating decision maker", and upon which decisions on the allocation of resources and assessment of performance of the reportable segments are made.

        The Company has no reportable segments.

        The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2010.

Improvements to IFRSs (2009)

        Effective January 1, 2010 the Company adopted the improvements to IFRSs (2009), which is a collection of minor improvements to existing standards.

        The application of these improvements to IFRSs had no material impact on the Company's financial results or financial position.

Revised IFRS 3, Business Combinations (2008)

        Revised IFRS 3, Business Combinations (2008) Incorporates the following changes:

  •
  The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations;

  •
  Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss;

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

2. BASIS OF PRESENTATION (Continued)

  •
  Transaction costs, other than share and debt issue costs, will be expensed as incurred;

  •
  Any pre-existing interest in the acquiree will be measured at fair value, with the gain or loss recognized in profit or loss; and

  •
  Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

        Revised IFRS 3, became mandatory for the Company's 2010 financial statements, and will be applied prospectively. Revised IFRS 3 will have an impact on accounting for business combinations and the effect is dependent on future acquisitions.

Amended IAS 27, Consolidated and Separate Financial Statements (2008)

        Amended IAS 27, Consolidated and Separate Financial Statements (2008), requires accounting for changes in ownership interests by companies in subsidiaries, while maintaining control, to be recognized as an equity transaction. When a company loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss.

        The adoption of Amended IAS 27 did not have an impact on the Company's financial statements.

Recently issued IFRSs

        To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the nine months ended September 30, 2010, they have not been applied in preparing these financial statements.

Improvements to IFRSs (2010)

        Effective January 1, 2011 the Company will adopt the improvements to IFRSs (2010), which is a collection of minor improvements to existing standards.

        The Company does not expect the adoption of these improvements to IFRSs to have a material impact on the Company's financial statements.

Revised IAS 24, Related Party Disclosures (2009)

        Revised IAS 24, Related Party Disclosures, amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities.

        Revised IAS 24, Related Party Disclosures will become mandatory for the Company's 2011 financial statements, and is not expected to have a material impact on its financial statements.

        The Company does not anticipate that the adoption of the above IFRSs (including consequential amendments) and interpretations will result in any material impact to the financial statements in the period of initial application.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Property, plant and equipment

        Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Expenditures incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally expensed in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, and the expenditure of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset.

        Depreciation is calculated on a straight-line basis to write off the cost of property, plant and equipment, less any estimated residual values, over the following estimated useful lives:

Plant and machinery	5 - 8 years
Motor vehicles	8 years
Furniture, fixtures and office equipment	5 years

        The gain or loss on disposal or retirement of an item of property, plant and equipment recognized in the profit or loss is the difference between the net sales proceeds and the carrying amount of the asset.

(b)
Impairment of non-financial assets

        An assessment is made at each balance sheet date of whether there is any indication of impairment of the Company's property, plant and equipment, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

        An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is expensed in the period in which it arises.

        A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

        A reversal of an impairment loss is credited to the profit or loss in the period in which it arises. There were no impairment losses or recoveries recorded during the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010.

(c)
Trade receivables

        Trade receivables are measured on initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, except when the effect of discounting would be immaterial. Appropriate allowances for estimated irrecoverable amounts are recognized in the profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

(d)
Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand, demand deposits at banks and cash equivalents with maturities of three months or less. For purposes of the cash flow statement, fixed deposits pledged as collateral for bills payable are reflected as an operating activity.

(e)
Financial liabilities

        The Company's financial liabilities which include trade payables, other payables and accruals, and convertible notes payable are initially measured and recorded at fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost. Trade payables generally have credit terms of 60 and 90 days.

(f)
Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method, and in the case of work-in-progress and finished goods, comprises direct material, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and condition. Net realizable value is calculated as the actual or estimated selling price less all further costs of completion and the estimated costs necessary to make the sale.

(g)
Provisions

        Provisions are recognized when it is probable that the present obligations will lead to an outflow of resources which can be estimated reliably. The timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive agreement that has resulted from past events.

        Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the end of each reporting period, including the risks and uncertainties associated with the present obligation. Any reimbursement expected to be received in the course of settlement of the present obligation is recognized as a separate asset, not exceeding the amount of the related provision. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. In addition, long term provisions are discounted to their present values, where time value of money is material.

        In cases where the possible outflow of economic resources as a result of present obligations is considered impossible or remote, or the amount to be provided for cannot be measured reliably, no contingent liability is recognized.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)
Revenue and cost recognition:

        The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company's activities as described below.

  (1)
  Sales of goods—distributors and department stores

  The Company primarily outsources the production of a a range of menswear products and sells through distributors and department stores. Revenues are recognized upon delivery of products to distributors and department stores, and when there is no unfulfilled obligation that could affect distributor and department store acceptance of products. Delivery does not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and department stores. Shipping and handling costs are directly incurred and paid by the distributors.

  Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. The Company accepts product returns from distributors and department stores for quality reasons and only if the distributors and department stores follow Company procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. Sales rebates are estimated based on anticipated annual purchases. No element of financing is deemed present as sales are made with a credit term of 90 days (2008: 60 days, 2007: 60 days), which management believes is consistent with market practice.

  The following table summarizes the revenue percentages accounted for each individual distributor represented more than ten percent of the Company's total revenue in 2007, 2008 and 2009 and for the nine months ended September 30, 2009 (unaudited) and September 30, 2010.

				Nine months ended
Distributors	2007	2008	2009	2009	2010
				(unaudited)
A	18.0%	16.3%	16.2%	16.3%	14.9%
B	10.6%	11.7%	12.8%	12.9%	12.5%
C	19.7%	18.0%	16.5%	16.8%	17.1%
D	12.4%	13.9%	14.0%	14.3%	13.6%
E	10.2%	11.1%	10.8%	11.0%	10.9%
F	10.4%	10.1%
  (2)
  Sales of goods—retail

  Starting in April 2009, the Company began operating retail stores for the sale of its menswear products. Revenues are recognized at the point of sale. In 2009, retail sales are approximately 2.8% of the total revenues. For the nine-months ended September 30, 2009 (unaudited) and 2010, retail sales are approximately 1.8% and 3.8% of total revenues, respectively.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Retail sales returns within 3 days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. The Company does not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and department stores who bear all related program costs.

  No single retail customer represents 10% or more of the total revenue for the years ended December 31, 2007, 2008 and 2009 and for the nine-month periods ended September 30, 2009 (unaudited) and September 30, 2010.

  (3)
  Interest income

  Interest income is recognized using the effective interest method.

  (4)
  Cost of sales

  Cost of sales includes the direct raw material costs, direct labor costs, design costs and direct manufacturing overhead including depreciation of production equipment and rent consistent with revenue earned.

  Local transportation and unloading charges, and product inspection charges, are included in selling expenses and totalled approximately nil, RMB223,000, and RMB187,000, for the years ended December 31, 2007, 2008, and 2009, respectively and RMB1,000, and RMB 310,000, for the nine months ended September 30, 2009 (unaudited) and 2010, respectively.

  (5)
  Administrative expenses

  Administrative expenses include costs such as administrative personnel payroll, employee benefits, social security contributions, office rental and other expenses.

(i)
Design and development costs

        Design and development costs are expensed as incurred.

(j)
Income tax

        Income tax for each year consists of current and deferred tax.

        Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted at the statement of financial position date, and any adjustment to tax payable in respect of previous years. PRC corporate income tax is provided at rates applicable to an enterprise in the PRC on taxable profit.

        Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

        Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

        The carrying amount of deferred tax assets is reviewed at the statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

        Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

        At December 31, 2007, 2008, and 2009 and September 30, 2010, deferred tax was not significant.

(k)
Value Added Tax (VAT)

        Sales of goods in the PRC are subject to VAT at 17% (Output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of "other receivables" or "other payables" in the statement of financial position.

        Revenues, expenses and assets are recognized net of the amount of VAT except:

  •
  where the VAT incurred on the purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

  •
  receivables and payables are stated with the amount of VAT included.

(l)
Social benefits contributions

        Pursuant to the relevant regulations of the PRC government, the Company participates in a local municipal government social benefits plan, whereby the subsidiary of the Company in the PRC is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiary of the Company. The only obligation of the Company is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2007, 2008, 2009 and the nine months ended September 30, 2009 (unaudited) and 2010 are disclosed in Note 5.

(m)
Advertising expenses

        Advertising expenses are included in selling and distribution expenses. Expenditure on advertising and promotion activities is recognized as an expense when it is incurred. Prior to 2010, the Company's distributors could submit proof of qualified advertising and promotional expenses to the Company and

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the Company provided the distributors a reimbursement of these expenses, not greater than 3% of the distributors' total purchases. These subsidies are recorded as selling and distribution expenses. This program was cancelled in 2010.

(n)
Deferred offering costs

        Incremental costs directly attributable with the offerings of share capital that have been incurred at the balance date are deferred and offset against the proceeds subsequently received from the capital issuance. If the offering is withdrawn, or aborted, these costs are charged to expense.

(o)
Functional Currency

        Items included in the consolidated financial statements of the Company are measured using the currency of the primary environment in which it operates ("the functional currency"). The Company's principal operations are conducted in the PRC. Accordingly, the consolidated financial statements are presented in RMB. Transactions in currencies other than the RMB are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies (Primarily intercompany accounts) are translated to the functional currency (RMB) at the foreign exchange rate prevailing at the statement of financial position date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences recognized in earnings for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 (unaudited) and 2010 are minimal.

(p)
Operating leases

        Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to expense on a straight-line basis over the lease terms except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognized as an integral part of the aggregate net lease payments made. Contingent rentals are charged to expense in the accounting period in which they are incurred.

(q)
Segment reporting

        An operating segment is a distinguishable component of the Company that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

(r)
Financial Instruments

        The Company evaluates financial instruments, including convertible loans and other debt instruments according to the substance of the contractual agreements and in consideration of, under International Accounting Standards ("IAS") No. 32, and No. 39. These standards require the Company

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to make judgments about liability and equity features of the instruments, and also to evaluate if any element of the instrument, including embedded features, is a derivative. The Company has determined that none of the Company's financial instruments contain derivatives.

        Disclosures on financial risk management are provided in Note 23.

(s)
Use of Estimates

        Preparation of the financial statements in conformity with IFRS requires the use of judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for each period. Significant items related to such estimates are discussed at Note 26. Actual results could differ from those estimates.

4. REVENUES AND OTHER INCOME

        Revenue represents the net invoiced value of goods sold, after allowances for trade discounts and sales rebates. During the years ended December 31, 2007, 2008 and 2009 and the nine-months ended September 30, 2009 (unaudited) and 2010, there were no trade discount and sales rebates. An analysis of the Company's revenue and other income is as follows:

	Years ended December 31,			Nine months ended September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2009 RMB'000	2010 RMB'000
				(unaudited)
Revenues:
Sale of goods	434,472	598,344	693,089	489,693	613,878

Other income:
Interest income from bank	381	383	504	381	606
Penalty income from cancellation of agreement for purchase of factory premise by related party (Note 12)	—	1,400	—	—	—
Gain on foreign exchange	—	—	394	—	—

	381	1,783	898	381	606

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

5. NATURE OF EXPENSE INFORMATION

        The Company presents its Statement of Comprehensive Income using the "expense by function" method of IAS 1. Following is supplemental information related to certain "nature of expense" items for the years ended December 31, 2007, 2008 and 2009 and the nine-month periods ended September 30, 2009 (unaudited) and 2010.

	Years ended December 31,			Nine months ended September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2009 RMB'000	2010 RMB'000
				(unaudited)
Cost of inventories recognized as expenses	247,429	343,935	398,057	284,035	350,495
Depreciation of property, plant and equipment*	934	893	780	589	472
Allowance for inventory obsolescence	2,593	167	—	—	—
Directors' remuneration
—salaries and related cost	365	848	846	634	671
—social benefits contribution	102	238	13	10	10
Key management personnel (other than directors)
—salaries and related cost	800	879	1,496	774	1,528
—social benefits contribution	224	245	23	16	16
Other than directors and key management personnel
—salaries and related cost	11,220	15,402	10,772	11,288	13,824
—social benefits contribution	2,967	4,045	2,253	1,696	2,018
Advertisement expenses (included in selling and distribution expenses)	14,184	20,025	18,721	7,495	14,272
Loss on disposal of property, plant and Equipment	—	198	7	7	—
Operating lease expense	3,728	4,868	5,880	4,070	4,848
Retail shop shelving expense	10,872	18,819	19,447	12,762	19,881
Other expenses**	12,747	13,676	29,437	12,518	30,920
*
Depreciation expenses of approximately RMB469,000, RMB329,000 and RMB237,000, and RMB465,000, RMB564,000 and RMB543,000 have been included in cost of sales and administrative expenses, respectively, for the years ended December 31, 2007, 2008 and 2009. Depreciation expenses of approximately RMB187,000 and RMB402,000, RMB42,000 and RMB430,000 have been included in cost of sales and administrative expenses, respectively, for the nine-month periods ended September 30, 2009 (unaudited) and 2010.

**
Other expenses consist primarily of finance costs, professional, consulting, and advisory fees, and travel and entertainment expenses.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

6. INCOME TAX EXPENSE

	Years ended December 31,			Nine months ended September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2009 RMB'000	2010 RMB'000
				(unaudited)
Current period provision:
PRC income tax	35,277	43,206	52,357	38,824	47,846

        Reconciliation between income tax expense and profit before taxation at applicable tax rates is as follows:

	Years ended December 31,			Nine months ended September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2009 RMB'000	2010 RMB'000
				(unaudited)
Profit before taxation	126,688	175,889	206,255	154,180	175,529
Add: Losses incurred in tax-exempt jurisdiction	—	—	1,567	265	10,672

	126,688	175,889	207,822	154,445	186,201

Tax at the applicable tax rate of 25% (2007: 27% and 2008: 25%)	34,205	43,972	51,955	38,612	46,550
Effects of:
Expenses not deductible for tax purposes and other	700	(766)	540	255	854
Different tax rate in different countries	—	—	—	—	440
Deferred tax assets not recognized	—	—	—	—	2
Over/(under)provision of current tax	372	—	(138)	(43)	—

	35,277	43,206	52,357	38,824	47,846

(a)
Pursuant to the rules and regulations of the BVI, the Company is not subject to any income tax in the BVI.

(b)
In February 2008, the Hong Kong Government announced a decrease in the profits tax rate from 17.5% to 16.5% applicable to the Company's operations in Hong Kong which is effective for the year ended December 31, 2008. No provision was made for Hong Kong profits tax as the Company did not earn any income subject to Hong Kong profits tax during the relevant periods.

(c)
PRC income tax—The Company was subject to PRC income tax on profit arising or derived from the tax jurisdiction in which the subsidiaries of the Company, Shishi Zuoan and Shanghai Mingfu, operate and are domiciled. The provision for the PRC income tax on profit arising from operations in the PRC is calculated based on statutory income tax rate of 27%, 25% and 25% in accordance with the PRC relevant income tax rules and regulation for the financial years 2007, 2008 and 2009 and 25% to the nine months ended September 30, 2009 (unaudited) and 2010, respectively.

        On February 22, 2008, the State Administration of Taxation of China issued a circular which provides that distributions of dividends after January 1, 2008 from profits earned prior to January 1,

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

6. INCOME TAX EXPENSE (Continued)

2008 are exempt from a 5% withholding tax if distributed to foreign investors. Accordingly, there are no deferred tax liabilities arising from the undistributed profits of the Company's PRC subsidiaries at December 31, 2007. Withholding taxes paid or payable, arising after January 1, 2008, are charged to equity as a part of the dividends in accordance with IAS No. 12.

7. DIVIDENDS

        Dividends of RMB 55 million and RMB 140 million were paid in the years ended December 31, 2007 and 2008 respectively. These dividends were not calculated or paid on a per share basis. Therefore, the rate of dividend and the number of shares ranking for dividends are not presented, as such information is not considered to be meaningful.

8. EARNINGS PER SHARE

(a)
Basic earnings per share

        Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the number of ordinary shares. The Company's issued and outstanding ordinary shares after the reorganization transactions and stock split described in Note 1, (80,000,000 shares) are assumed to be issued for all periods presented. The following table is in thousands of RMB, except per share amounts.

	Years ended December 31,			Nine months ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)
Profit attributable to equity holders of the Company (RMB'000)	91,411	132,683	153,898	115,356	127,683

Number of ordinary shares	80,000,000	80,000,000	80,000,000	80,000,000	80,000,000

Basic earnings per share (RMB)	1.14	1.66	1.92	1.44	1.60

(b)
Diluted earnings per share

        For the purpose of calculating diluted earnings per share, profit attributable to equity holders of the Company and the outstanding of ordinary shares are adjusted for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the financial period or, if later, the date of the issue of the potential ordinary shares.

        The convertible loans described in Note 17 will automatically convert to equity if the Company successfully completes the IPO. If this were to occur, the instruments would be dilutive. However, since the conversion is contingent, it is not possible to determine the dilutive effect of these instruments until such time that the terms of the IPO are finalized and the contingency is resolved. Other than the convertible loans, the Company has no other potentially dilutive instruments. Since the conditions that

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

8. EARNINGS PER SHARE (Continued)

would result in the issuance of ordinary shares under the convertible loans have not been satisfied, dilutive earnings per share are equal to basic earnings per share.

(c)
Pro forma diluted earnings per share (unaudited)

        Pro forma diluted earnings per share reflects the dilutive impact of the convertible loans assuming an IPO price of US$11.5, resulting in 5,793,188 ordinary shares that would be issuable. These pro forma issuable shares are included in pro forma diluted earnings per share beginning with dates of the convertible loan transactions (January 2009 and January 2010). Pro forma diluted earnings per share for 2009 and for the nine months ended September 30, 2009 do not reflect any adjustment to profit after taxation for the effect of the interest recognized related to the convertible loans as the interest expense for 2009 was not significant. Pro forma diluted earnings per share for the nine months ended September 30, 2010 reflects an adjustment to increase profit after taxation by approximately RMB4,641,000, for the effect of the interest related to the convertible loans. The following table provides a reconciliation of the numerators and denominators used to arrive at pro forma diluted earnings per share (amounts in thousands of RMB, except share and per share amounts):

		Nine months ended September 30,
	Year ended December 31, 2009
		2009	2010
Profit attributable to equity holders of the Company	153,898	115,356	127,683
Adjustment to add back interest expense related to convertible loans assumed to be converted			4,641

Pro forma profit attributable to equity holders of the Company	153,898	115,356	132,324

Number of ordinary shares	80,000,000	80,000,000	80,000,000
Adjustment to reflect the weighted average impact of ordinary shares to be issued upon assumed conversion of convertible loans	3,365,757	3,299,569	5,597,054

Pro forma weighted average number of ordinary shares	83,365,757	83,299,569	85,597,054

Pro forma diluted earnings per share	1.85	1.39	1.55

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

9. PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement RMB'000	Plant and machinery RMB'000	Office equipment RMB'000	Motor vehicles RMB'000	Total RMB'000
At January 1, 2007
Cost	—	3,207	255	2,360	5,822
Accumulated depreciation	—	(1,680)	(206)	(791)	(2,677)

Net book amount	—	1,527	49	1,569	3,145

Year ended December 31, 2007
Opening net book amount	—	1,527	49	1,569	3,145
Additions	—	—	485	287	772
Depreciation charge	—	(565)	(60)	(309)	(934)

Closing net book amount	—	962	474	1,547	2,983

At December 31, 2007
Cost	—	3,207	740	2,647	6,594
Accumulated depreciation	—	(2,245)	(266)	(1,100)	(3,611)

Net book amount	—	962	474	1,547	2,983

Year ended December 31, 2008
Opening net book amount	—	962	474	1,547	2,983
Additions	—	7	478	214	699
Disposals	—	(216)	(14)	—	(230)
Depreciation charge	—	(401)	(154)	(338)	(893)

Closing net book amount	—	352	784	1,423	2,559

At December 31, 2008
Cost	—	2,393	970	2,861	6,224
Accumulated depreciation	—	(2,041)	(186)	(1,438)	(3,665)

Net book amount	—	352	784	1,423	2,559

Year ended December 31, 2009
Opening net book amount	—	352	784	1,423	2,559
Additions	—	—	78	193	271
Write-off	—	—	(7)	—	(7)
Depreciation charge	—	(236)	(199)	(345)	(780)

Closing net book amount	—	116	656	1,271	2,043

At December 31, 2009
Cost	—	2,393	1,036	3,054	6,483
Accumulated depreciation	—	(2,277)	(380)	(1,783)	(4,440)

Net book amount	—	116	656	1,271	2,043

Nine months ended September 30, 2010
Opening net book amount	—	116	656	1,271	2,043
Additions	845	—	479	—	1,324
Depreciation charge	—	(49)	(145)	(278)	(472)

Closing net book amount	845	67	990	993	2,895

At September 30, 2010
Cost	845	2,393	1,520	3,054	7,812
Accumulated depreciation	—	(2,326)	(530)	(2,061)	(4,917)

Net book amount	845	67	990	993	2,895

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

9. PROPERTY, PLANT AND EQUIPMENT (Continued)

        All property, plant and equipment held by the Company are located in the PRC.

10. INVENTORIES

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
At cost
Raw materials	6,424	4,391	6,873	6,110
Finished goods (primarily purchased)	43,992	3,344	10,136	19,398
Work in progress	—	522	274	210
Packing materials	138	62	126	158

	50,554	8,319	17,409	25,876

        Allowances for inventory obsolescence amounting to RMB 2,593,000, RMB 167,000 and Nil are recorded as of December 31, 2007, 2008 and 2009 and nil for the nine months ended September 30, 2010.

11. TRADE AND OTHER RECEIVABLES

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Trade receivables	101,827	137,695	213,927	313,643
Advances to directors and employees	1,176	152	1,109	435
Rental deposits	124	206	403	505
Other receivables	—	4,000	2	—
Amounts due from shareholders	—	13	13	14

	103,127	142,066	215,454	314,597

        Trade receivables are non-interest bearing and generally have credit terms of 90 days.

        Trade receivables include output VAT due to the Company from its customers. At December 31, 2007, 2008 and 2009 and September 30, 2010, the amount of output VAT included in trade receivables was RMB14,795,000, RMB20,007,000 and RMB31,083,000 and RMB45,572,000, respectively.

        Advance to directors and employees are primarily for business purposes.

        Other receivables in 2008 relates to withholding tax for dividends paid to shareholders that was recovered from shareholders in 2009.

        Amounts due from shareholders are unsecured, interest-free and repayable on demand.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

11. TRADE AND OTHER RECEIVABLES (Continued)

        The carrying amounts of trade and other receivables are denominated as follows:

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Renminbi	103,127	142,053	215,441	314,583
Hong Kong Dollar	—	13	13	14

	103,127	142,066	215,454	314,597

12. PREPAYMENTS

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Prepayments	22,600	—	2,409	1,800

        Prepayments as of December 31, 2007 represent a deposit for the purchase of factory premises that is currently leased from an entity controlled by Mr. Hong's uncle (Note 20). The sales and purchase agreement was revoked by the entity in 2008 and the deposit plus a penalty for cancellation of agreement (Note 4) was paid to the Company. The Company continues to use the factory premises under a separate rental agreement.

        Prepayments mainly relate to professional fees incurred for a planned initial public offering as of December 31, 2009.

        Prepayments mainly relate to a design fee paid to a third party as of September 30, 2010.

        The carrying amounts of prepayments are denominated as follows:

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Renminbi	22,600	—	—	1,800
Hong Kong Dollar	—	—	227	—
Singapore Dollar	—	—	2,018	—
United States Dollar	—	—	164	—

	22,600	—	2,409	1,800

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

13. FIXED DEPOSITS—PLEDGED

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Fixed deposits—pledged	—	5,905	2,175	775

        Fixed deposits with financial institutions have maturity dates greater than 3 months up to 6 months. Fixed deposits are repriced within one month from the end of the financial year with effective interest rate of 0.44% and 0.213% per annum for the financial years ended December 31, 2008 and 2009 respectively and 0.81% per annum for the nine months ended September 30, 2010.

14. CASH AND CASH EQUIVALENTS

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Cash on hand	67	81	112	140
Cash at bank	23,575	70,544	141,457	238,343

	23,642	70,625	141,569	238,483

        The Renminbi is not freely convertible into foreign currencies. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorised to conduct foreign exchange business.

        The cash at bank bear effective interest rates of 0.72%, 0.685% and 0.361% per annum during the financial years ended December 31, 2007, 2008 and 2009 respectively and 0.361% per annum during the nine months ended September 30, 2010.

        The carrying amounts of cash and bank balances are denominated as follows:

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Renminbi	23,642	70,602	137,942	235,170
Hong Kong Dollar	—	23	24	3,215
Singapore Dollar	—	—	3,603	98

	23,642	70,625	141,569	238,483

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

15. TRADE AND OTHER PAYABLES

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Trade payables	54,912	60,355	30,938	34,090
Bills payable	—	11,810	6,350	1,550
VAT payables	4,899	4,360	4,899	12,072
Accrued liabilities	1,875	6,221	7,256	6,250
Other payables	2,545	3,988	2,053	7,874
Accrued interest on convertible loans	—	—	—	4,581

	64,231	86,734	51,496	66,417

        Trade payables generally have credit terms of 60-90 days.

        Bills payable relate to inventory purchases and are secured by fixed deposits placed with financial institutions.

        Other payables mainly relate to amounts payable to suppliers for purchase of fixtures and fittings for retail shops and non-interest bearing cash advances from third parties which are repayable on demand within twelve months.

        Accrued liabilities primarily consist of accrued wages and staff related expenses for 2007. For 2008, accrued liabilities include withholding tax for dividends paid. Accrued liabilities mainly comprise accrued wages and staff related expenses as of December 31, 2009 and September 30, 2010. Accrued liabilities as of December 31, 2009 also included amounts related to a planned initial public stock offering.

        The carrying amounts of trade and other payables are denominated as follows:

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Renminbi	64,231	86,697	45,916	52,060
Hong Kong Dollar	—	37	682	6,157
Singapore Dollar	—	—	4,898	5,853
United Stated Dollars				2,347

	64,231	86,734	51,496	66,417

16. INTEREST-BEARING BANK BORROWINGS

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Short term bank borrowings—secured	2,500	7,050	17,050	47,000

        The Company's interest-bearing bank borrowings are guaranteed by a director, a related party and a third party. Short-term bank borrowings bear effective interest rates of 9.64%, 10.82%, 7.71% and

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

16. INTEREST-BEARING BANK BORROWINGS (Continued)

7.59% per annum during the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, respectively.

        The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

        In June 2009, the Company entered into a short-term loan agreement with Industrial Bank Co., Ltd. and borrowed RMB 5.0 million under this agreement. The annual interest rate was 6.90% and the loan million was due and repaid in June 2010.

        In July 2009, the Company entered into a short-term loan agreement with Industrial and Commercial Bank of China and borrowed RMB 8.0 million under this agreement. The annual interest rate was 5.84% and the loan was due and repaid in May 2010.

        In July 2009, the Company entered into a revolving credit facility with Bank of Quanzhou under which the Company can borrow up to RMB5.0 million during the term of the facility. As of December 31, 2009 and September 30, 2010, the Company had outstanding borrowing balance of such credit facility of 4.05 million and 4.2 million, respectively, with RMB0.8 million available for future drawdown. The weighted average interest rate was 7.88% and 8.322% for the year ended December 31, 2009 and the nine months ended September 30, 2010. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu, which is wholly controlled by Mr. Chaojie Hong, have provided guarantees for such credit facility. RMB4.05 million was repaid during the nine-month periods ended September 30, 2010. This credit facility was renewed in June 2010.

        In July 2010 and August 2010, the Company borrowed additional two short-term loans from the revolving credit facility with Bank of Quanzhou with principal amounts of RMB1.5 million and RMB2.7 million, respectively. As of September 30, 2010, the Company had outstanding borrowings of RMB 4.2 million, with RMB 0.8 million available for future drawdown. The maturity dates of the loans are July 2011 and August 2011, respectively. The weighted average interest rate was 7.434% for the nine months ended September 30, 2010.

        In September 2010, the Company entered into a loan agreement with Industrial and Commercial Bank of China for a short-term loan with principal amount of RMB2.9 million. The maturity date of this loan is February 2011. The weighted average interest rate was 4.86% for the nine months ended September 30, 2010. The Company pledged certain of its accounts receivable as security for the borrowings under this loan. In addition, Fujian Aidu agreed to guarantee the Company's obligations of up to an aggregate amount of RMB18.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between September 2010 to August 2012.

        In June 2010, the Company entered into a loan agreement with Industrial Bank Co., Ltd., under which the Company borrowed RMB4.9 million. The maturity date of this loan is May 2011, and its weighted-average interest rate was 6.9% for the nine months ended September 30, 2010. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Mr. Qilin Hong each agreed to provide guarantees for the obligations under this loan agreement. Mr. James Hong also pledged certain of his personal real properties as security for the borrowings under this loan and any other loan agreement with Industrial Bank Co., Ltd. that has been entered or will be entered from November 2008 to November 2010. In addition, Fujian Aidu and Jinjiang Yuanxing each agreed to guarantee our

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

16. INTEREST-BEARING BANK BORROWINGS (Continued)

obligations of up to an aggregate amount of RMB5.0 million under this loan and any other loan agreements with Industrial Bank Co. that has been entered or will be entered from November 2009 to November 2010.

        In May 2010, the Company entered into a loan agreement with China Citic Bank for a short-term loan with the principal amount of RMB35.0 million. The maturity date of this loan is May 2011. The weighted-average interest rate was 6.372% for the nine months ended September 30, 2010. Mr. James Hong and certain other parties have provided guarantees for this loan.

        There are no restrictive covenants, no assets mortgaged and pledged or subject to lien for these loans. The Company has been in compliance with all provisions of the loans as of December 31, 2007, 2008 and 2009 and September 30, 2010. There have been no significant changes in long-term obligations subsequent to September 30, 2010. From October through December 2010, the Company entered into additional short-term loans with an aggregate principal amount of RMB9.7 million. These loans have maturity dates through June 2011 and an average interest rate of 5.05%. The Company pledged certain of its accounts receivable as security for the borrowings under these loans. In addition, Fujian Aidu agreed to provide guarantees for these loans.

17. CONVERTIBLE LOAN

        Fast Boost has entered into convertible loan agreements with Phillip Ventures Enterprise Fund 2 Ltd (the "Pre-IPO Investor"). Mr. Hong, his wife, and a shareholder of Fast Boost (controlled by Mr. Hong) are also parties to the agreement. The Pre-IPO Investor extended a sum of Singapore Dollars ("S$") 8.0 million, in 2 tranches of S$4.0 million each. The first S$4.0 million tranche was received at various dates in 2009, and the second S$4.0 million tranche was received in January 2010. The loans are referred to as the "Convertible Loan Agreement I" and "Convertible Loan Agreement II", respectively, and together, the "Convertible Loan Agreements". Significant terms of the Convertible Loan Agreements are:

  1.
  Convertible Loan Agreement I was originally due in January 2010. In January 2010, the maturity date was extended to December 31, 2010, or such other date as may be mutually agreed by the parties. In consideration of extending the maturity date, a S$600,000 (approximately RMB 3 million) extension fee was paid to the Pre-PO Investor in 2010.

  2.
  Convertible Loan Agreement II is due on December 31, 2010. In December 2010, the maturity date of both convertible loans was extended to January 31, 2011.

  3.
  Amounts under the Convertible Loan Agreements are automatically converted into shares of the Company generally at the time of the pricing of the Company's IPO. Because the conversion feature is contingent, the Company has determined that the conversion feature is a financial liability under IAS No. 32.

  4.
  Pursuant to the above Convertible Loan Agreements, each of the Convertible Loan Agreement I and the Convertible Loan Agreement II will be converted in its entirety into ordinary shares of the Company immediately prior to the consummation of the Company's initial public offering. For each Convertible Loan, the number of ordinary shares to be issued to Phillip Ventures equals its principal amount divided by a discounted preliminary offering price, which is the mid-point of the estimated offering price range for the Company's ordinary

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

17. CONVERTIBLE LOAN (Continued)

    shares in the Company's initial public offering, subject to a cap of US$0.8539 per ordinary share for the 2008 convertible loan and US$1.3634 per ordinary share for the 2010 convertible loan. The discount is 50% for the Convertible Loan Agreement I and 45% for the Convertible Loan Agreement II. The Convertible Loans will not bear any interest if they are converted prior to the maturity date. Otherwise, the Company must pay interest of 15% per annum calculated from the drawdown date to the date of actual repayment for each of the Convertible Loan Agreement I and the Convertible Loan Agreement II.

  5.
  There are no annual stated interest rates or payments. However, if the borrowings are not converted, the entire outstanding amount plus interest at 15% from the date of the borrowings is due. Since the conversion occurs at the time of the pricing of the Company's IPO, and since the pricing and completion of the IPO cannot be determined to be probable at this time, the Company records interest at 15%. In connection with the January 2010 extension of Convertible Loan Agreement I, and in consideration of the S$600,000 extension fee, any interest due on maturity under Convertible Loan Agreement I is calculated from January 1, 2010. Interest expense for 2009 was not significant. Interest for the nine months ended September 30, 2010 was approximately RMB 4,641,000.

  6.
  If the IPO is withdrawn or otherwise not completed after the borrowings have been converted to shares, the Pre-IPO Investor has the right to put the shares issued to Mr. Hong, and other shareholders of the Company, in return for cash equal to the amount that would have been due under the normal payment provisions of the agreements. As the Pre-IPO Investor will receive the same value as under the agreements, the Company has determined that the put option is not a derivative under IAS No. 39.

  7.
  The Company have granted the Pre-IPO Investor various rights under the convertible loan agreements, including a redemption right with respect to the convertible loans and certain tag-along rights relating to the shares issued or issuable upon conversion of the convertible loans. As for the collateral of the loan agreements, a shareholder of the Company (affiliated by Mr Hong) deposited 15,408 ordinary shares (61,633,000 ordinary shares after the 4,000-for-1 share split) of the Company with the escrow agent. The shares will be returned to the shareholder when the loans are repaid or converted. The Company also provided certain restrictive covenants with respect to the corporate governance of the Company. The Company was in compliance with these covenants as of December 31, 2009 and September 30, 2010. The foregoing rights will terminate immediately prior to the completion of the Company's IPO.

18. SHARE CAPITAL

        The share capital balances as of December 31, 2007 represents the issued share capital of Shishi Zuoan. The share capital balance as December 31, 2008 and 2009 and September 30, 2010 represent the issued share capital of Fast Boost.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

19. RESERVES

Share premium

        The share premium represents the excess of issue price, for local jurisdiction purposes, over the par value of the share issued.

Statutory reserve

        In accordance with the relevant laws and regulations of the PRC, the subsidiary of the Company established in the PRC is required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulation of the PRC to the statutory reserve until the reserve balance reaches 50% of the subsidiary's registered capital. Such reserve may be used to offset accumulated losses or increase the registered capital of the subsidiary, subject to the approval from the PRC authorities, and are not available for dividend distribution to the shareholders. At December 31, 2007, 2008 and 2009, the registered capital was approximately RMB 10,198, RMB 18, 146, and RMB 33,360, respectively. At December 31, 2007, 2008 and 2009, the statutory reserve is fully funded. There were no transfers to the statutory reserve in the nine months ended September 30, 2010.

Currency translation reserve

        The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company's functional currency.

20. COMMITMENTS

Operating lease commitments

        The Company leases offices, warehouses, factory premises and retail shops under non-cancellable operating lease arrangements. The leases have varying terms. Additionally, the Company is a party to certain advertising and design fees contracts. Future minimum payments under these agreements are as follows:

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Leases:
Not later than one year	2,617	5,180	5,474	7,559
Later than one year and not later than five years	2,602	16,835	11,759	19,441

Total	5,219	22,015	17,233	27,000

Advertisement contract:
Not later than one year	—	—	19,376	6,044

Design fee
Not later than one year	—	—	—	1,700

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

21. SIGNIFICANT RELATED PARTY TRANSACTIONS

        In addition to the related party information disclosed elsewhere in the financial statements, the following transactions took place between the Company and related parties at terms agreed between the parties. The rental agreement relates to a production facility leased from an entity controlled by the uncle of Mr. Hong. The rental agreement expires in June 2013 and annual rent is RMB 4.3 million. The Company also guarantees certain obligations of this entity (Note 24). The printing and embroidery services were provided by the father of Mr. Hong.

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Rental of production facilities	3,600	3,950	4,300	3,225
Printing and embroidery services	379	990	—	—

22. SEGMENT INFORMATION

Business segment

        As the Company is engaged primarily in the sale of men's fashionwear, no reporting by business segment is presented.

Geographical segment

        As the business of the Company is engaged entirely in the PRC, no reporting by geographical location of operations is presented.

23. FINANCIAL RISK MANAGEMENT OBJECTIVES—POLICIES

        The Company's overall financial risk management program seeks to minimize potential adverse effects of financial performance of the Company. Management has in place processes and procedures to monitor the Company's risks exposures while balancing the costs associated with such monitoring and management against the costs of risk occurrence. The Company's risk management policies are reviewed periodically for changes in market conditions and the Company's operations.

        The Company is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks include credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

        As of December 31, 2007, 2008 and 2009 and September 30, 2010, the Company's financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables, borrowings and convertible loans.

(i)
Credit risk

        Credit risk is the risk of financial loss to the Company if a customer fails to meet its contractual obligations. Credit risk of the Company arises principally from the Company's trade and other receivables and bank balances.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

23. FINANCIAL RISK MANAGEMENT OBJECTIVES—POLICIES (Continued)

        For trade receivables, the Company's exposure to credit risk is restricted by the credit limits that are approved by the Chief Operating Officer. The Company typically allows the existing customers credit terms of up to 90 days. In deciding whether credit shall be extended, the Company will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Operating Officer.

        The Company performs ongoing credit evaluation of its customers' financial position. The Company has significant concentration of credit risk as the Company's trade receivables balances at December 31, 2007, 2008 and 2009 and at September 30, 2010, represented by 10 distributors, comprises 100%, 100%, 98.4% and 98.0% of total trade receivables balance for the respective financial years.

        As the Company does not hold any collateral, the maximum exposure to credit risk for each class of financial instruments is the carrying amount of that class of financial instruments presented on the consolidated statement of financial position. The provision for impairment loss is based upon a review of the expected collectability of all trade and other receivables and subject to approval by the Chief Operating Officer for amounts not exceeding RMB500,000. Provision for impairment loss exceeding RMB500,000 is subject to the approval of the Chief Executive Officer and Chief Operating Officer.

        The age analysis of trade receivables is as follows:

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Not past due	101,827	137,695	213,927	313,643

        The Company's major classes of financial assets are cash and bank balances and trade receivables.

        Management believes that all significant bank deposits are with reputable banks and that all significant trade receivables are mainly customers of good credit-standing.

        There is no trade receivable that is past due and/or impaired. No impairment loss was recognised in profit or loss as the trade receivables were subsequently received.

(ii)
Liquidity risk

        Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company's policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirement in the short and long term. The bank borrowings for the financial years ended December 31, 2007, 2008 and 2009 and the period ended September 30, 2010 have a maturity period of less than 1 year from the statement of financial position date.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

23. FINANCIAL RISK MANAGEMENT OBJECTIVES—POLICIES (Continued)

(iii)
Market risk

        Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

Currency risk

        Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

        The Company carries out its business in the PRC, and most of the transactions are denominated in Renminbi. Accordingly, the Company's exposure to risk resulting from changes in foreign currency exchange rates is minimal.

Interest rate risk

        Interest rate risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

23. FINANCIAL RISK MANAGEMENT OBJECTIVES—POLICIES (Continued)

        The Company's exposure to interest rate risk arises primarily from short-term bank borrowings. The Company does not have investment in other financial assets.

The Company	Effective interest rate %	Floating interest rate RMB'000	Fixed interest rate RMB'000	Non- interest bearing RMB'000	Total RMB'000
As of December 31, 2007
Financial Assets
Cash and bank balances	0.72	23,642	—	—	23,642
Trade and other receivables		—	—	103,127	103,127
Prepayments		—	—	22,600	22,600

		23,642	—	125,727	149,369

Financial Liabilities
Trade and other payables		—	—	64,231	64,231
Interest-bearing bank borrowings	9.64	—	2,500	—	2,500

		—	2,500	64,231	66,731

As of December 31, 2008
Financial Assets
Cash and bank balances	0.685	70,625	—	—	70,625
Trade and other receivables		—	—	142,066	142,066
Fixed deposits pledged	0.44	5,905	—	—	5,905

		76,530	—	142,066	218,596

Financial Liabilities
Trade and other payables		—	—	86,734	86,734
Interest-bearing bank borrowings	10.82	—	7,050	—	7,050

		—	7,050	86,734	93,784

As of December 31, 2009
Financial Assets
Cash and bank balances	0.337	141,569	—	—	141,569
Trade and other receivables		—	—	215,454	215,454
Prepayments		—	—	2,409	2,409
Fixed deposits pledged	0.213	2,175	—	—	2,175

		143,744	—	217,863	361,607

Financial Liabilities
Trade and other payables		—	—	51,496	51,496
Interest-bearing bank borrowings	7.71	—	17,050	—	17,050
Convertible loan	15.00	—	19,439	—	19,439

		—	36,489	51,496	87,985

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

23. FINANCIAL RISK MANAGEMENT OBJECTIVES—POLICIES (Continued)

The Company	Effective interest rate %	Floating interest rate RMB'000	Fixed interest rate RMB'000	Non- interest bearing RMB'000	Total RMB'000
As of September 30, 2010
Financial Assets
Cash and bank balances	0.36	238,343	—	—	238,343
Trade and other receivables		—	—	314,597	314,597
Prepayments		—	—	1,800	1,800
Fixed deposits pledged	0.81	775	—	—	775

		239,118	—	316,397	555,515

Financial Liabilities
Trade and other payables		—	—	66,417	66,417
Interest-bearing bank borrowings	7.59	—	47,000	—	47,000
Convertible loan	15.00	—	40,695	—	40,695

		—	87,695	66,417	154,112

        The Company's interest-bearing bank borrowings in 2007, 2008 and 2009 and for the nine months ended September 30, 2010 are at fixed interest rate are denominated mainly in Renminbi. Fluctuations in the interest rate of bank borrowings and the convertible loan will not have a significant impact on the Company's net profit for years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010.

24. CONTINGENT LIABILITIES

        The Company has issued guarantees to a financial institution for bank borrowings of an entity controlled by the uncle of Mr. Hong. The Company's guarantee is for loan agreements (generally short term borrowings) entered into or to be entered into by the entity through May 2012. The maximum amount of bank borrowing that may be guaranteed was as follows:

	As of December 31,			As of September 30,
	2007 RMB'000	2008 RMB'000	2009 RMB'000	2010 RMB'000
Corporate guarantees	—	4,500	6,000	6,000

        At December 31, 2009 and September 30, 2010, bank borrowings outstanding under guarantees were RMB 5.0 million and nil, respectively.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

25. CAPITAL MANAGEMENT

        The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maximise the returns to shareholders' value through the optimisation of the debt and equity balance.

        The Company actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders' returns, taking into consideration the future capital requirements of the Company and capital efficiency, prevailing and projected profitability, projected cash flows, projected capital expenditures and projected investment opportunities. The Company currently has not adopted any formal dividend policy.

        The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, issue new shares, return capital to shareholders, raise new debts, redeem existing debts or sell assets to reduce debts.

        The Company monitors capital on the basis of the debt-to-adjusted capital ratio. This ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debts less cash and cash equivalents. Adjusted capital comprises all components of equity including share capital, share premium, retained earnings and other reserves. The Company has debt-to-adjusted capital ratio of 0.438, 0.268, (0.142) and (0.139) for financial years ended December 31, 2007, 2008, 2009 and period ended September 30, 2010, respectively

26. FINANCIAL INSTRUMENTS

Fair value

        The carrying amounts of financial assets and liabilities with a maturity of less than one year approximate their fair values.

        The Company does not anticipate that the carrying amounts recorded at statement of financial position date would be significantly different from the values that would eventually be received or settled.

27. CRITICAL ACCOUNTING ESTIMATES

        Estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

        Estimates and assumptions are made concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)
Depreciation of property, plant and equipment

        Property, plant and equipment are depreciated on a straight-line basis over their useful lives. Management estimates the useful lives of plant and equipment according to the common life

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

27. CRITICAL ACCOUNTING ESTIMATES (Continued)

expectancies applied in the apparel-manufacturing industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

(ii)
Impairment of trade receivables

        Management assesses the collectability of trade receivables on an ongoing basis. This estimate is based on the credit history of customers and current market conditions. Management reassesses the impairment losses at each balance sheet date and makes provisions, if necessary.

(iii)
Net realizable value of inventories

        Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition.

(iv)
Income tax

        The Company is liable for income taxes in the PRC. Significant judgement is required in determining the provision for income taxes. There are also claims for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final outcome of these tax matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

28. SUBSEQUENT EVENTS

        On November 16, 2010, Fame Brilliant entered into a share purchase agreement with Chaoshen Wang, the Company's chief operating officer, under which Mr. Wang will have the right to purchase from Fame Brilliant ordinary shares of the Company in an amount of up to 3% of the Company's issued and outstanding share capital after the Company's initial public offering. The right will vest over a period of three years. The purchase price will be 85% of the initial public offering price.

        On December 30, 2010, the board of directors adopted the 2010 Equity Incentive Plan, which provides for grants of stock options, restricted stock, or stock appreciation rights. The board of directors authorized the issuance of up to 3% of the Company's issued and outstanding share capital immediately following the completion of the Company's initial public offering.

        On the same day, the board of directors authorized the grant of restricted stock to Mr. Chi Hon Tsang, the Company's chief financial officer, in the amount of 0.5% of the Company's issued and outstanding share capital, on a fully dilutive basis, immediately following the completion of the Company's initial public offering pursuant to the 2010 Equity Incentive Plan.

        The Company will recognize share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the share purchase agreement between Fame Brilliant and Mr. Wang based

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

28. SUBSEQUENT EVENTS (Continued)

on the fair value of the equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.

        The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company's estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company will consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from the estimates.

        The Company will determine the fair value of share options granted to employees and directors under the 2010 Equity Incentive Plan using option pricing models which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised.

        For shares granted to employees, the fair value of the shares will be measured as the difference between the market price of the ordinary shares, adjusted to take into account the terms and conditions upon which the shares were granted (except for vesting conditions that are excluded from the measurement of fair value) and the purchase price of the grant. Adjustments to the market price of the Company's ordinary shares could arise, for example, if the employee is not entitled to receive dividends during the vesting period.

        The share-based compensation expense will be categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees.

Zuoan Fashion Limited

6,900,000 American Depositary Shares

Representing 27,600,000 Ordinary Shares

PROSPECTUS

Cowen and Company

RBC Capital Markets	Samsung Securities (Asia) Limited

Janney Montgomery Scott

                        , 2011

Until                                    , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

    ITEM 6 INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty or fraud.

        Under the form of indemnification agreements filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    ITEM 7 RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act.

        We believe that our issuances of the following securities were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act because our securities qualify under "Category 1" of Rule 903 of Regulation S and (1) the issuances were made in offshore transactions, and (2) neither we nor any person acting on our behalf made any directed selling efforts in the United States.

        In February 2008, Fast Boost Holdings Limited, or Fast Boost, our wholly owned subsidiary incorporated in the British Virgin Islands issued 100 ordinary shares with a par value of US$1.00 per share to Fame Brilliant Group Limited, or Fame Brilliant, a company wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, our chairman and chief executive officer. Fame Brilliant paid US$100 for this transaction. After the issuance, Fame Brilliant owned 100% of Fast Boost's issued and outstanding ordinary shares.

        In September 2008, Fast Boost effected a 100-for-1 share split whereby all of our issued and outstanding 100 ordinary shares were split to 10,000 ordinary shares with par value of US$0.01 per share. Subsequently, Fast Boost acquired Zuoan Dress Co., Ltd., Shishi, or Shishi Zuoan from Ms. Or and issued an additional 10,000 ordinary shares to Fame Brilliant in connection with such acquisition. After such share split and issuance, Fast Boost had 20,000 ordinary shares issued and outstanding, all of which were held by Fame Brilliant.

        In December 2008, Fast Boost entered into a convertible loan agreement with Phillip Ventures Enterprise Fund 2 Ltd, or Phillip Ventures, Mr. James Hong, our chairman and chief executive officer, and certain other parties. Pursuant to this agreement, Phillip Ventures extended a total of S$4.0 million to Fast Boost. We amended this agreement in January 2010 and December 2010 and extended the maturity date of this convertible loan to January 31, 2011. In January 2010, Fast Boost entered into a second convertible loan agreement with Phillip Ventures, Mr. James Hong, and certain other parties. Pursuant to this agreement, Phillip Ventures extended an additional of S$4.0 million to Fast Boost. We amended this agreement in December 2010 and extended the maturity date of this second convertible loan to January 31, 2011. These convertible loans carry an effective interest rate of 15% per annum unless they are converted into ordinary shares prior to the maturity date. These convertible loans will be automatically converted into our ordinary shares immediately prior to the completion of this offering.

        In August 2010, Fame Brilliant incorporated Zuoan Fashion Limited, or Zuoan Cayman, in the Cayman Islands. Zuoan Cayman issued one subscriber share to Codan Trust Company (Cayman) Limited on August 24, 2010, which one share was transferred to Fame Brilliant on the same date. Also on August 24, 2010, Zuoan Cayman issued 99 new ordinary shares to Fame Brilliant as its 100% shareholder.

        In October 2010, Zuoan Cayman issued and sold ordinary shares to the shareholders of Fast Boost and acquired all of the issued and outstanding shares of Fast Boost through a share exchange as summarized below:

Purchaser	Date of Sale or Issuance	Number of Ordinary Shares of Zuoan Cayman	Consideration
Fame Brilliant Group Limited	October 5, 2010	15,308	15,408 ordinary shares of Fast Boost
Joyous Fly International Limited	October 5, 2010	890	890 ordinary shares of Fast Boost
Splendid Pearl International Limited	October 5, 2010	2,222	2,222 ordinary shares of Fast Boost
Head Park Holdings Limited	October 5, 2010	1,480	1,480 ordinary shares of Fast Boost

        Note: No underwriters were involved in any of these issuances. All share data described above represents actual share data at the time and does not reflect the 4,000-for-1 share split effected in December 2010.

    ITEM 8 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a)   Exhibits

        See Exhibit Index beginning on page II-6 of this registration statement.

        (b)   Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

    ITEM 9 UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on January 24, 2011.

Zuoan Fashion Limited
By:	/s/ JAMES JINSHAN HONG Name: James Jinshan Hong Title: Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on January 24, 2011.

Signature	Title

/s/ JAMES JINSHAN HONG Name: James Jinshan Hong	Chairman and Chief Executive Officer (principal executive officer)
/s/ CHI HON TSANG Name: Chi Hon Tsang	Chief Financial Officer (principal financial and accounting officer)
* Name: Chaoshen Wang	Director
* Name: Tianzhen Hong	Director

*By:	/s/ JAMES JINSHAN HONG Name: James Jinshan Hong Attorney-in-fact

 SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

        Under the Securities Act, the undersigned, the duly authorized representative in the United States of Zuoan Fashion Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on January 24, 2011.

Puglisi & Associates
By:	/s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director

Zuoan Fashion Limited

EXHIBIT INDEX

Exhibit Number		Description
1.1	†	Form of Underwriting Agreement
3.1	†	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	†	Amended and Restated Memorandum and Articles of Association of the Registrant, to become effective upon the completion of this offering
4.1	†	Form of the Registrant's American Depositary Receipt (included in Exhibit 4.3)
4.2	†	Specimen Certificate for Ordinary Shares of the Registrant
4.3	†	Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Shares issued thereunder
4.4	†	Convertible Loan Agreement among Fast Boost Holdings Ltd., Phillip Ventures Enterprise Fund 2 Ltd., Fame Brilliant Group Ltd., James Hong and Siu Fong Or dated December 24, 2008
4.5	†	Convertible Loan Agreement among Fast Boost Holdings Ltd., Phillip Ventures Enterprise Fund 2 Ltd., Fame Brilliant Group Ltd., James Hong and Siu Fong Or dated January 15, 2010
4.6	†	Supplemental Agreement among Fast Boost Holdings Ltd., Phillip Ventures Enterprise Fund 2 Ltd., Fame Brilliant Group Ltd., James Hong and Siu Fong Or dated December 3, 2010
5.1	†	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
8.1	†	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters
8.2		Form of opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters
8.3	†	Opinion of Trend Associates regarding certain PRC tax matters
10.1	†	English translation of form of Distribution Agreement between the Zuoan Dress Co., Ltd., Shishi and the major distributors of the Registrant
10.2	†	2010 Equity Incentive Plan
10.3	†	Form of Indemnification Agreement with the Registrant's Directors
10.4	†	Form of Employment Agreement between the Registrant and Executive Officers of the Registrant
10.5	†	Share Exchange Agreement among Fame Brilliant Group Ltd., Joyous Fly International Ltd., Splendid Pearl International Ltd., Head Park Holding Ltd. and the Registrant dated October 5, 2010
10.6	†	English translation of Real Estate Lease Agreement between Zuoan Dress Co., Ltd., Shishi and Fujian Aidu Garment Manufacturing Co., Ltd. dated December 20, 2004
10.7	†	English translation of Real Estate Transfer Agreement between Zuoan Dress Co., Ltd., Shishi and Fujian Aidu Garment Manufacturing Co., Ltd. dated June 25, 2006

Exhibit Number		Description
10.8	†	English translation of Supplemental Agreement to Real Estate Transfer Agreement Dated June 25, 2006 between Zuoan Dress Co., Ltd., Shishi and Fujian Aidu Garment Manufacturing Co., Ltd. dated July 1, 2008
10.9	†	English translation of form of Maximum Guarantee Contract with Bank of Quanzhou
10.10	†	English translation of form of Representations for Personal Guarantee with Industrial Bank Co., Ltd.
10.11	†	English translation of Maximum Mortgage Contract between James Hong and Industrial Bank Co., Ltd. dated November 11, 2008
10.12	†	English translation of form of Maximum Guarantee Contract with China Citic Bank
10.13	†	English translation of Maximum Guarantee Contract between Zuoan Dress Co., Ltd., Shishi and Agriculture Bank of China dated May 11, 2009
10.14	†	Share Purchase Agreement between Fame Brilliant Group Ltd. and Chaoshen Wang dated November 18, 2010
10.15	†	Escrow Agreement between Fame Brilliant Group Ltd. and Phillip Ventures Enterprise Fund 2 Ltd. dated December 3, 2010
10.16	†	Deed of Charge by Fame Brilliant Group Ltd., in favor of Phillip Ventures Enterprise Fund 2 Ltd. dated December 3, 2010
10.17	†	Form of Restricted Share Award Agreement
21.1	†	Subsidiaries of the Registrant
23.1		Consent of GHP Horwath, P.C.
23.2	†	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.1)
23.3		Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)
23.4	†	Consent of Trend Associates (included in Exhibits 8.3 and 99.2)
23.5	†	Consent of Frost & Sullivan
23.6	†	Consent of Jianwei Shen, an independent director appointee
23.7	†	Consent of Baoyan Su, an independent director appointee
23.8	†	Consent of Frank Zhao, an independent director appointee
23.9	†	Consent of Wenxin Zhu, an independent director appointee
24.1	†	Powers of Attorney
99.1	†	Code of Business Conduct and Ethics of the Registrant
99.2	†	Opinion of Trend Associates regarding certain PRC legal matters

†
Filed previously.